
09011467



Wyeth

2008 Annual Review

The Many Faces of Good Health


Received SEC
JUN 15 2009
Washington, DC 20549

Wyeth's Diversified Portfolio of Health Care Solutions

Wyeth's Global Leadership Positions*

Largest-Selling Biotechnology Brand:
Enbrel®
(in collaboration with Amgen)


Enbrel
etanercept
SureClick™ Autoinjector

Number One Antidepressant:
Effexor XR®


NDC 0008-0836-22
Effexor XR®
(venlafaxine HCl)
Extended-Release
Capsules
equivalent to
150 mg venlafaxine
SEALED FOR YOUR PROTECTION

World's Leading Vaccine:
Prevnar®


Wyeth®
NDC 0005-1970-50
FOR PEDIATRIC USE ONLY
Pneumococcal 7-valent
Conjugate Vaccine
(Diphtheria CRM197 Protein)
Prevnar®
FOR INTRAMUSCULAR USE ONLY
℞ only
10 One Dose (0.5 mL)
Disposable Syringes
CONTAINS NO PRESERVATIVE

Best-Selling Adult Vitamin:
Centrum®


new formula
Centrum
Multivitamin/Multimineral Supplement
BALANCED & COMPLETE
from A to Zinc®

Top-Selling Intravenous Antibiotic:
Zosyn®


ZOSYN®
(Piperacillin and Tazobactam for Injection)
ZOSYN®
(Piperacillin and Tazobactam for Injection)
For IV Use Only

Leading Calcium Supplement:
Caltrate®


Now with Double the Vitamin D3
Caltrate®
for Bone & Colon Health®

* by revenue 2008

Wyeth at a Glance

Wyeth is one of the world's largest research-based pharmaceutical and health care products companies. It is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, biotechnology products, vaccines, nutritional products, non-prescription medicines and animal health care products that improve the quality of life for people worldwide. The Company's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare and Fort Dodge Animal Health.

Contents

1 Report to Stockholders
8 The Many Faces of Good Health
28 Wyeth's Pipeline for Innovation
29 Social Responsibility
32 Financial Review
34 Directors and Officers
35 Wyeth Worldwide
36 Corporate Data
IBC Selected Products from Wyeth

Report to Stockholders

In 2008, Wyeth continued to make important progress on its mission to bring innovative medical solutions to people around the world. Our strategy has centered on enabling Wyeth's dynamic research and development organization to apply advanced research technologies to address unmet medical needs in critical areas like Alzheimer's disease and cancer. By investing in biotechnology and vaccines earlier than many of our peers, Wyeth today is able to deliver to patients unprecedented medical breakthroughs such as *Enbrel* and *Prevnar*. As a result of these early strategic moves, we also became one of the most diversified biopharmaceutical companies in the world, a company that offers a continuum of advanced health care options for preventing and treating disease. This strategy established a strong foundation for Wyeth to achieve record revenue in 2008 even while overcoming unanticipated generic product challenges.



Bernard Poussot, Chairman, President and Chief Executive Officer

During the year, we gained approval for three new prescription drugs: *Pristiq*, for the treatment of major depressive disorder (MDD); *Relistor*, for opioid-induced constipation; and *Xyntha*, for hemophilia A. In addition, our pipeline for the future includes more than 60 R&D projects at various stages of development, including 10 aimed at changing the course of Alzheimer's disease.

Wyeth's performance during 2008 was led by strong contributions from *Enbrel*, the world's largest-selling biopharmaceutical product; *Prevnar*, the world's leading vaccine; and Wyeth Nutrition. This strong performance in biologicals positions Wyeth, when measured by 2008 revenue, as the fourth largest biotechnology company in the world. In fact, today one-third of our new product pipeline is in biologicals. At the same time, Wyeth continues to focus on a diversified portfolio. Our consumer health care business provides leading global brands such as *Advil* and *Centrum*, and our animal health business offers biological innovations, including vaccines against West Nile virus, H5N3 avian flu virus and bluetongue disease.

Indeed, our business model emphasizes diversity and balance – by product line, by business, by technological platform and by geography. For the first time in our history, more than half of Wyeth's 2008 revenue was generated by international operations, and nearly 60 percent of revenue was derived from non-traditional pharmaceutical businesses.

Financial Highlights
In thousands except per share amounts

Year Ended December 31,	2008	2007
Net Revenue	$22,833,908	$22,399,798
Net Income	4,417,833	4,615,960
Diluted Earnings per Share	3.27	3.38
Dividends per Common Share	1.14	1.06
Total Assets	44,031,724	42,717,282
Stockholders' Equity	19,173,842	18,210,535


Revenue by Business
Total Revenue: $22.8 billion
Animal Health Care
$1.1 billion
Traditional Pharmaceuticals
$9.3 billion
Nutritionals
$1.6 billion
Consumer Health Care
$2.7 billion
Vaccines
$2.8 billion
Biopharmaceuticals
$5.3 billion
5%
7%
12%
41%
12%
23%

"With a strong balance sheet and excellent cash flow from operations, we were able to increase stockholder dividends by 7.1 percent ..."

During the year, Wyeth also introduced a plan to focus additional resources and management support on geographies identified as Accelerated Growth Markets, recognizing the great potential of China, Russia and the Middle East as markets for our products. Additionally, significant savings generated by ongoing cost-management efforts were important contributors to our Company's bottom line results while providing Wyeth with additional resources to invest in critical growth initiatives.

Merger Agreement

Our ability to execute successfully on our long-term vision garnered significant attention across our industry. As a result, Pfizer Inc. (Pfizer), the world's largest research-based pharmaceutical company, determined that by combining with Wyeth, it could seize an opportunity to add Wyeth's diversified and innovative platforms, product portfolios, and talented and dedicated people to its own core strengths.

Wyeth's Board of Directors carefully examined our long-term prospects in an increasingly competitive and cost-constrained environment – as well as the potential for this combined company – and determined that our research and development investments and the possibilities for our products in the future would be enhanced by the proposed combination and that it would offer an opportunity to create additional stockholder value. Therefore, on January 26, 2009, our Board announced that it had accepted Pfizer's offer to acquire Wyeth in a cash-and-stock transaction valued at $68 billion, a significant premium over Wyeth's market value prior to the announcement of the deal. The combination of Pfizer and Wyeth will create the world's premier biopharmaceutical company – an industry leader in human, consumer and animal health care in both disease prevention and treatment – and an organization that will expand our opportunity to serve patients and improve public health.

2008 Financial Highlights

Worldwide net revenue for the year grew to a record $22.8 billion despite the at-risk launch of generic competition for *Protonix* in January 2008. Revenue from

Revenue by Geographic Segment



Latin America
$1.5 billion
6%
13%
Asia/Pacific
$2.9 billion
United States
$10.7 billion
47%
34%
EMEA/Canada
$7.7 billion

Net Revenue



$ billions
17.4
18.8
20.4
22.4
22.8
2004
2005
2006
2007
2008

Wyeth Pharmaceuticals, our largest business, increased 2 percent over 2007. Biotechnology products and vaccines were the major growth drivers, accounting for more than 40 percent of total Wyeth Pharmaceuticals revenue. Compared with 2007, Wyeth Nutrition grew 13 percent, Fort Dodge Animal Health revenue increased 4 percent and Consumer Healthcare sales decreased 1 percent in a significantly challenged market. With a strong balance sheet and excellent cash flow from operations, we were able to increase stockholder dividends by 7.1 percent while also investing more than $1.4 billion in expanding and enhancing our capital infrastructure around the world.

Our Company's 2008 reported net income was $4.4 billion, and our diluted earnings per share was $3.27. Before certain significant items, net income was $4.8 billion, with diluted earnings per share of $3.53. An in-depth review of our most recent financial performance, including an explanation of these certain significant items, can be found in the Wyeth 2008 Financial Report.

Wyeth Pharmaceuticals

Biotechnology products and vaccines continued to drive strong growth, with 2008 sales of these products increasing 17 percent over 2007. Net sales for *Enbrel* in the United States and Canada, where we co-promote the brand with Amgen Inc., grew to $3.6 billion. Outside the United States and Canada, where we have exclusive rights to the product, *Enbrel* sales increased 27 percent to $2.6 billion. With nearly 1 million patients in the United States alone diagnosed with rheumatoid arthritis but not receiving any biologic therapy, we believe there remains significant potential for *Enbrel* to help an even larger number of patients in the near future.

Sales of *Prevnar*, the world's best-selling vaccine, grew 11 percent to $2.7 billion in 2008, in part as a result of the addition of 11 new national immunization programs, including five in emerging markets. Since its launch, more than 220 million doses of the vaccine have been distributed, with more than 55 million doses produced in 2008 alone. The first pneumococcal conjugate vaccine approved for use against invasive pneumococcal disease, pneumonia and otitis media, *Prevnar* represents a significant medical breakthrough. Its use has resulted in dramatic reductions in the incidence of potentially fatal infections in infants and children and also has provided broader health benefits to society with reductions in disease in older children and adults. *Prevnar* now is available in 93 countries, including China where it was introduced in October 2008.

In 2008, the *Effexor* family of antidepressants grew to $3.9 billion worldwide, an increase of 4 percent, despite the introduction of generic competition in several key markets. Today, *Effexor XR* is the world's best-selling antidepressant. *Pristiq*, launched in May 2008 for the treatment of major depressive disorder, already has been used to treat more than 200,000 patients in the United States and has been prescribed by over 57,000 physicians. Early in 2009, *Pristiq* was approved in Canada for the treatment of MDD and in Mexico for the treatment of MDD as well as for the treatment of moderate to severe vasomotor symptoms associated with menopause.


Pristiq
desvenlafaxine
Extended-Release Tablets
50 mg
Wyeth
Pristiq *is used for the treatment of major depressive disorder.*

Our two antibiotics for use in hospital settings – *Zosyn* and *Tygacil* – also continued to perform well in 2008. Even with the introduction of generic competition in some markets outside the United States, *Zosyn* remained the world leader in intravenous antibiotics. It exceeded $1.2 billion in annual sales and, since its launch, has been used to treat more than 27 million seriously ill patients. *Tygacil*, available in 65 countries including 17 new markets in 2008, performed well, with sales of more than $200 million, an increase of 57 percent over 2007. This broad-spectrum antibiotic is especially useful for complicated infections and where certain antibiotic resistant pathogens are suspected. In March 2009, Wyeth received regulatory approval in the United States for the use of *Tygacil* in adult patients with community-acquired bacterial pneumonia, a serious and potentially fatal respiratory disease that affects millions of people each year. Several other countries, including Canada, Mexico and the Philippines, already have approved this indication.

Global sales for biologics that treat hemophilia – *ReFacto*, *Xyntha* and *BeneFIX* – together accounted for $950 million in sales this past year.


xyntha
Antihemophilic Factor
(Recombinant),
Plasma/Albumin-Free
For Intravenous Administration.
Wyeth
Xyntha, *a recombinant factor VIII product for hemophilia A, was launched in August 2008.*

Xyntha, a recombinant factor VIII product for hemophilia A launched in the United States in August 2008, uses manufacturing and purification processes designed to reduce the theoretical risk of viral contamination. It will replace *ReFacto* in the United States by the middle of 2009. *BeneFIX*, the most prescribed factor IX product for hemophilia B, gained from the introduction of major patient convenience enhancements.

2008 marked the 66th year of Wyeth leadership in hormone therapy with the *Premarin* family of products. Sales in this group increased slightly in 2008, reaching just over $1 billion.

Launched in mid-2008, *Relistor* now is available in 12 countries, with about 20 additional launches planned in 2009. Currently indicated for patients who need opioids to provide pain relief, it is the first agent that targets the underlying cause of opioid-induced constipation without impairing the analgesic ability of these therapies. Clinical studies are under way to evaluate *Relistor* for use in non-cancer patients with chronic pain. Another relatively new product, *Torisel*, launched in the second quarter of 2007 for advanced renal cell carcinoma, exceeded $100 million in global sales in its first full year on the market.


NDC 0008-1218-01
RELISTOR
(methylnaltrexone bromide)
Subcutaneous Injection
12 mg/0.6 mL per vial
For Subcutaneous Injection Only
Wyeth
Progenics

Relistor *helps patients on potent pain treatments overcome a debilitating condition.*

Wyeth Nutrition

Wyeth Nutrition maintained its leadership position in the international markets in which it competes. In 2008, sales grew to $1.6 billion, an increase of 13 percent over 2007. For the first time, annual sales in our largest region – Asia/Pacific, driven by fast-growing markets that include China/Hong Kong, Australia/New Zealand and the Philippines – passed $1 billion. Revenue in China, Wyeth Nutrition's largest market, grew 47 percent as we expanded our geographic footprint there.

Despite the global economic slowdown, selected markets generated strong volume growth as our business focused on expanding its portfolio of scientifically advanced nutritional products for infants and young children through the premium *SMA, S-26, Nursoy* and *Promil* product lines. Wyeth Nutrition continues to introduce new advances in its infant formulas, including the addition of Alpha protein – the dominant whey protein in human milk – and lutein, an important factor in an infant's eye development.

Wyeth Consumer Healthcare

Wyeth Consumer Healthcare achieved $2.7 billion in global net sales in 2008, led by *Centrum, Advil* and *Caltrate* – which rank among the world's top 10 over-the-counter (OTC) brands. Driving performance was 8 percent revenue growth in the international business, which comprised nearly half the division's total sales. *Advil* and *Caltrate* revenue grew at double-digit rates outside the United States.

Innovation and global expansion are key to future growth for Wyeth Consumer Healthcare. New product launches during the year included *ReCharge*, a high-potency B-vitamin supplement, in Australia; *Advil* Extra Relief Liquid Capsules in Brazil, South America's largest OTC market; and *ChapStick True Shimmer* as well as *Robitussin* DM Max in the United States. Wyeth Consumer Healthcare also built on the success of *Advil Max* in Mexico and *Centrum Cardio* in the United States, where sales of this innovative product grew strongly in 2008.

In September 2008, Wyeth acquired *ThermaCare* HeatWraps, its first entry into the OTC medical device market. *ThermaCare* utilizes patented technology to deliver therapeutic heat to relieve pain. It complements Consumer Healthcare's *Advil* and is expected to strengthen Wyeth's pain management franchise around the world.


ThermaCare
HeatWraps
FLEXIBLE BELT FITS SIZES S-XL
POWERFUL PAIN RELIEF
BACK
2 HEATWRAPS

ThermaCare *HeatWraps use patented technology to deliver therapeutic heat to relieve pain.*

Fort Dodge Animal Health

In 2008, sales of Fort Dodge Animal Health products increased 4 percent to nearly $1.1 billion – the second consecutive year this business exceeded $1 billion in annual sales. Growth was driven by increases in sales of existing livestock and poultry products as well as by new products developed to meet emerging disease threats. Most notably, Fort Dodge Animal Health, working at an accelerated pace, developed and manufactured *Zulvac* vaccine to protect millions of cattle, goats and sheep in Europe from bluetongue disease. *Duvaxyn* WNV, approved late in 2008, became the first vaccine available in Europe to protect against West Nile virus in horses. Fort Dodge's poultry franchise also experienced significant growth in 2008, increasing 9 percent over 2007, led by strong sales of biologicals.


Zulvac
Vacuno
50 dosis

Zulvac *protects millions of cattle, goats and sheep from bluetongue disease.*

In addition, Fort Dodge reintroduced *ProHeart* during the year in the United States. The market leader in Australia and Italy, *ProHeart* is the only option for heartworm prevention that helps ensure dogs are protected against this potentially fatal disease continuously for six to 12 months with a single dose.

Research and Development

As discussed earlier, during the past year, we received U.S. Food and Drug Administration (FDA) approval and launched three new products. In 2008, the FDA also granted fast track status for *Prevnar 13* for pediatric use. An application for this promising 13-valent pneumococcal conjugate vaccine was submitted to the European Medicines Agency late in 2008 and to the FDA in March 2009. If approved, *Prevnar 13* is expected to enhance protection against six additional serotypes of bacteria responsible for invasive pneumococcal disease, a major threat to infants and children around the world. *Prevnar 13* also is being studied in global Phase 3 clinical trials in adults, with regulatory filings expected to commence in 2010.

In addition, by the end of the year, we advanced 12 novel compounds from discovery into development. We believe we have one of the strongest late-stage pipelines of novel therapeutics in our industry, including potential breakthrough therapies against Alzheimer's disease and cancer. Some of the product candidates currently in Phase 3 trials include bapineuzumab, a biotechnology product for modifying the progression of Alzheimer's disease, and new therapies to treat chronic myelogenous leukemia and breast cancer.

Management Changes

In 2008, we announced a number of leadership changes at Wyeth. We are pleased that Michael J. Critelli, former Executive Chairman of Pitney Bowes Inc., has joined our Company's Board of Directors and look forward to his contributions during this period of significant change.

In June 2008, Robert Essner retired from Wyeth's Board after nearly five years as its Chairman. His vision and leadership at the helm of our Company laid the foundation for the present-day Wyeth. We wish Bob and his family continued good health and much happiness in the years ahead. I am deeply honored and proud to have been elected to succeed Bob as Chairman of the Board.

"As we look to the future, we see great sustainability and promise in all the important work we've done around the globe."

In addition, Mikael Dolsten, M.D., Ph.D., joined Wyeth as Senior Vice President, Wyeth, and President of Wyeth Research, succeeding Robert R. Ruffolo, Jr., Ph.D., who retired from the Company after helping us build Wyeth Research into a powerful discovery and development organization. Michael E. Kamarck, Ph.D., was promoted to President of our Technical Operations and Product Supply (TO&PS) organization, succeeding Charles A. Portwood, who now serves as Executive Vice President, TO&PS Operational Excellence. John C. Kelly was promoted to Vice President and Controller, Wyeth, replacing Paul J. Jones, who retired after a 30-year career at the Company. Andreas Krebs was named President of Wyeth Pharmaceuticals – Europe/Middle East/Africa and Canada, after successfully transforming our affiliate in Germany into one of the fastest-growing companies in that market. Paul L. Sturman, with more than two decades of consumer marketing and sales leadership, joined the Company as President, Wyeth Consumer Healthcare, United States.

Looking Ahead

The Social Responsibility section of this Annual Review, beginning on page 29, highlights just a few of the efforts that demonstrate our commitment to responsible corporate citizenship, both as a good neighbor and as an active leader in the global community. We realize that alongside our health care contributions, the public and our other stakeholders expect us to operate in a scientifically, financially, socially and environmentally responsible way. That remains our commitment. You can learn more by accessing our Corporate Citizenship Report 2008 at www.wyeth.com/aboutwyeth/citizenship.

As we look to the future, we see great sustainability and promise in all the important work we've done around the globe. And as we prepare to join in creating the largest and premier biopharmaceutical company in the world, I want to express my gratitude to all my colleagues at Wyeth around the world who have made us the successful company we are today and who will contribute toward an even better future. I believe their proven experience, depth of knowledge and record of achievement will be recognized and enhanced by the combination with Pfizer and all it can offer our Company, our stakeholders and the world at large. And I am firmly convinced that however we may transform ourselves, the people of Wyeth always will do their best to fulfill the promise of a better tomorrow and make it increasingly possible to improve the quality of life everywhere.



Bernard Poussot
Chairman, President and Chief Executive Officer

April 15, 2009









Jayden Rivera,
Xyntha patient









The Many Faces of Good Health

Good health has many faces – and as Wyeth brings new and better solutions to global health problems and concerns, the world is getting to see more of them. There's the face of a mother in South Africa, serene knowing *Prevnar* has protected her baby from a deadly disease. There's the face of a young woman in Turkey, elated because *Enbrel* has restored her mobility. There's the determined face of a Wyeth scientist, working tirelessly to halt Alzheimer's disease or seemingly unstoppable cancers. Indeed, Wyeth is striving to put the face of good health on more people everywhere: in distant cities in China where new possibilities for health care are offered; in neonatal intensive care units where tiny infants require special nutrition to grow; and in stores where people shop for Wyeth's consumer health care products. In this special section, you'll see faces of our people and of those we seek to help. You'll learn about how we're looking out for patients, consumers and public health – across products, businesses, technologies and geographies – as Wyeth leads the way to a healthier world.



In South Africa, routine use of *Prevnar* is expected to help save children's lives every day.

Prevnar Poised to Protect Children in Africa

The governments of 11 countries, including five emerging markets, implemented national immunization programs (NIP) in 2008 that provided infants and children with *Prevnar*, Wyeth's groundbreaking vaccine against invasive pneumococcal disease. *Prevnar* (*Prevenar* outside the United States) now is available in 93 countries, with 35 of these countries placing the vaccine in their national immunization program, including South Africa, the first country in Africa to do so. Africa today has the world's highest incidence of pneumococcal disease, which, according to the World Health Organization, causes up to 1 million deaths in children each year and remains the leading cause of vaccine preventable death in children under age five.

A great step forward for child health

In South Africa, about 75 percent of severe invasive pneumococcal disease in children occurs in those who are HIV-infected. That's why, when the South African government decided to include *Prevnar* in its national immunization program in September 2008, it began the program in the Eastern Cape Province, a predominantly rural area with high poverty levels, limited access to health care services and a large number of HIV-infected children. Expansion of the immunization program to the public sector in the rest of the country will begin by April 2009. Until the launch of the NIP, *Prevnar* was available only in the private sector, accessed by a small percentage of the South African population.

"The Eastern Cape is a very needy province and is fairly challenging in terms of infrastructure," says Jay Hooghuis, Wyeth's Managing Director in South Africa. "So if we can get it right in that region, the experience will help us overcome challenges we may face in other regions in the future." The population in the Eastern Cape is especially vulnerable because of the high burden of HIV and AIDS, which may be transmitted from mother to child during pregnancy or shortly after birth.

Along with supplying the vaccine, Wyeth is donating approximately 2,500 refrigerators to rural clinics across the country because cold storage is required to keep the vaccine viable. Also, the Company is conducting a joint awareness program with the South African Department of Health to get mothers to bring their children in for vaccinations and to help educate health care professionals about the vaccine.



Shabir Madhi, Ph.D., Professor of Vaccinology, University of Witwatersrand, Johannesburg, South Africa

"One of the major driving forces for this program has been that South Africa is one of the few countries where infant mortality is increasing rather than going down," says Shabir Madhi, Ph.D., Professor of Vaccinology at the University of Witwatersrand. "HIV and pneumonia are among the leading causes of this increase. The underlying immunosuppression that comes with HIV infections predisposes its victims to invasive pneumococcal disease leading to a vaccine preventable invasive disease rate nearly 40 times higher in HIV-infected children. Over the past 10 years, invasive pneumonia has almost tripled in South Africa. *Prevnar* is among the few prevention strategies available."

Dr. Madhi continues: "Introducing an advanced vaccine like *Prevnar* so soon into a public program in South Africa certainly is a milestone. It has taken other vaccines 15-20 years to become available to children in developing countries. The introduction of *Prevnar* also helps narrow the health care gap between the wealthy and the poor. Wyeth has worked with the government of South Africa to make this vaccine a possibility. It is a great step forward for child health."

This achievement affects the people of Wyeth as well. "Our ability to create a program to provide *Prevnar* to the South African government for all its infants and children is a rare privilege," Hooghuis adds. "We're helping to protect the health of the most vulnerable members of our population – the children. It points the way to what's possible in other markets around the world."

Enbrel: Transforming Lives in New Markets

Innovations like *Enbrel* continue to improve the prospects for patients suffering the crippling effects of rheumatoid arthritis (RA) and other autoimmune disorders, including plaque psoriasis, where the immune system attacks the skin and causes painful lesions, and ankylosing spondylitis (AS), a chronic and often painful condition where the immune system attacks the joints of the spine. These patients share one challenge – an immune system that has gone awry, making too much tumor necrosis factor (TNF). *Enbrel*, a man-made protein biologic, can reduce the amount of active TNF in the body to normal levels, helping to treat the disease while reducing inflammation and pain.

Now she wakes without pain or problems

About 500,000 patients have used *Enbrel* in 81 countries globally. And in fast-growing markets like Turkey, where *Enbrel* was introduced in 2003, its impact can be significant.

"Until biologics like *Enbrel* came along," says Vedat Hamuryudan, M.D., a rheumatologist and professor of rheumatology at the University of Istanbul, "patients with rheumatoid arthritis had few choices. But today, this medication has dramatically changed the results one can expect."



Vedat Hamuryudan, M.D., Istanbul, Turkey

With only about 200 rheumatologists in the entire country, rheumatology still is a relatively new specialty. But the need for advanced treatments continues to grow; it is estimated that nearly a half million people in Turkey suffer from RA. Within a few months after launch, *Enbrel* became the market leader and has held that position ever since.

"Helping doctors every day realize more of its benefits and understand the reasons to prescribe *Enbrel* means much more than business to us," says Engin Kap, Wyeth's General Manager in Turkey. "It's about changing lives. We have a large geography that has limited access to rheumatology specialists. Our mission is to help prioritize rheumatoid arthritis as a devastating disease, demonstrate the burden of illness on our people and our economy, and encourage improved access to valuable treatment options like *Enbrel*."

Şenay Y., a young woman from Istanbul with RA, has come to appreciate the benefits that *Enbrel* can offer. At first, she recalls, she didn't think much about her early symptoms of rheumatoid arthritis, including swollen hands and pain in her shoulders. "I just thought it was related to my exhausting job routine. But then one weekend, I could not move my hands or my shoulders." Eventually, she says, her hands felt like stones, and the pain in her shoulders was so bad she couldn't lie down on her side to sleep. "I couldn't even hold a kettle or a cup with one hand. And since the symptoms were strongest in the early part of the day, every morning I was reminded that I was a sick person." Now on *Enbrel* for three years, she says she wakes without pain or problems. "I'm reminded of my disease only when I give myself the *Enbrel* injections."

Education is key. Wyeth has launched a number of pioneering programs to educate physicians and patients about the diagnosis and treatment of RA and AS. Dr. Hamuryudan says: "Patients need to understand that for many, rheumatoid arthritis is a disease that will require lifelong treatment. So we hold courses and schedule meetings with doctors to try to explain advances in diagnosis and treatment and emphasize how new therapies can alter the course of the disease."

A practicing rheumatologist since 1987, Dr. Hamuryudan admits he gets a great deal of pleasure when he sees treatments work. "When I meet a patient who isn't doing well on classic treatments, I am happy to be able to offer more choices. When people stop suffering, their lives can turn around."

In Istanbul, Turkey, *Enbrel* has helped Şenay Y. find welcome relief from the crippling pain of rheumatoid arthritis.





New state-of-the-art nutritionals from Wyeth are designed to meet the special needs of premature infants.

Nutritionals Introduce Advances for Children

Wyeth's nutritional products today help support the health and well-being of infants and young children in more than 60 countries outside the United States. Wyeth's researchers continually incorporate the latest scientific innovations to help promote healthy growth and development.

Wyeth's efforts focus around what's best for children. When a significant change is made or a new or novel ingredient is added to a nutritional formula by Wyeth, this usually requires the formula to be studied in randomized controlled trials – much like pharmaceuticals – to establish safety, tolerance and outcomes.

"One of the ways to do this is to study infants over a period of time to learn whether they are growing appropriately," says Randi Kline, R.D., L.D.N., Assistant Director, Clinical Research, Wyeth Nutrition. And as new science about the nutritional needs of infants emerges and standards evolve, the Company reformulates its products or develops new ones.

In 2009, Wyeth will be introducing two state-of-the-art formulas specifically designed for low-birth weight, premature infants – to be used in the hospital and at home after discharge. These premature or pre-term babies are incredibly fragile and frequently are ill-equipped to survive in the world.

"Often, pre-term babies are struggling just to survive," Kline says. "They might be on ventilators or have respiratory problems, thus expending a great deal of energy just to breathe. These infants also may be suffering setbacks because of infection or feeding intolerance. Many times, they'll leave the hospital significantly smaller than normal-term infants the same age."

While these infants are receiving hospital care, Wyeth's recently reformulated *S-26 LBW Gold* can be used to help address growth deficits and support bone mineralization and neurodevelopment. *S-26 LBW Gold*, an advanced formula developed specifically to meet their increased energy, protein and micronutrient requirements, provides extra vitamins, minerals, protein and calories.

A new *S-26 PDF Gold* post-discharge formula also aims to help these infants catch up after they leave the hospital. While post-discharge formulas are available in parts of Europe, they are not routinely used in many other areas of the world. Wyeth will introduce both its low-birth weight and its post-discharge formulas in the United Kingdom, China and the Middle East region.

Nutrition can have an enormous impact on a child's future

"Because certain countries are not familiar with the use of post-discharge formula, the challenge is education," says Kline. Proper nutrition can help infants improve in both physical growth and mental development. "We know that if infant growth – and, in particular, head growth – remains inadequate by the time an infant is eight months old, the baby is at risk for poor neurodevelopment outcomes. Low-birth weight and post-discharge formulas can help."

Before coming to Wyeth, Kline worked as a registered dietitian specializing in neonatal nutrition in neonatal intensive care units (NICU). "If you're working in a NICU, you can touch the lives of infants and families in your community," she says. "At Wyeth, I can do that on a global scale. I'm especially attracted to working in the pre-term population because nutrition can have an enormous impact on a child's future.



Randi Kline, R.D., L.D.N., Assistant Director, Clinical Research, Wyeth Nutrition

"My daughter is two years old. Since she was born, I have felt an even greater sense of empathy toward children and families," Kline continues. "I want all children to have the chance to live healthy and fulfilling lives."

Manufacturing Advances in Hemophilia Therapy

There are approximately 400,000 people with hemophilia in the world, including about 18,000 in the United States. This rare, inherited bleeding disorder is characterized by spontaneous joint or soft-tissue bleeding and sometimes life-threatening hemorrhages. Virtually from birth and throughout their lives, patients require regular infusions of the missing clotting factor in an effort to control bleeding episodes.

Beginning in the mid-'90s, Wyeth and other companies developed recombinant DNA-derived clotting factors, manufactured through technologically advanced biological processes. As a result, the risk of transmission of viruses – including HIV and hepatitis C – relative to previously available human plasma-derived hemophilia therapies essentially was eliminated. Today, people with hemophilia can lead more normal lives, thanks to advanced therapies that continue to be refined as part of the ongoing effort to ensure the highest level of product safety and purity.

Highest level of product safety

In 2008, Wyeth, the only company that provides exclusively recombinant factor products for both hemophilia A patients (factor VIII deficiency) and the smaller population of hemophilia B patients (factor IX deficiency), introduced *Xyntha*, a new factor VIII treatment option that utilizes an advanced manufacturing process designed to eliminate the theoretical risk of infectious contamination.



David A. Roth, M.D., Assistant Vice President, Clinical Research and Development, Wyeth

"While *ReFacto*, our existing recombinant factor VIII replacement therapy, has been used widely, there was a desire and an opportunity to enhance the manufacturing process for this hemophilia A product, driven by the desires of the hemophilia community. That was the genesis of *Xyntha*," says Nick Warne, Director of the Protein Formulations Group at Wyeth. "We listened to our customers and, in manufacturing *Xyntha*, further refined our process to eliminate albumin, a theoretical source of blood-borne infectious pathogen contamination, from the cultures used to make recombinant factor VIII. We also replaced the mouse monoclonal antibody used to purify the factor with a state-of-the-art synthetic ligand, thus removing all animal- and human-derived materials from the manufacturing purification process. Finally, we added nanofiltration to further reduce the risk of infectious contamination."

Michael Recht, M.D., Ph.D., a pediatric hematologist and Medical Director at the Oregon Hemophilia Treatment Center in Portland, says: "*Xyntha* was a response to the hemophilia community's desire to reduce the risk of transfusion-associated infection to as low a level as possible. Since recombinant factors came to the market, there have been no documented cases of viral transmission with any recombinant molecules. However, *Xyntha* now offers improved purification technology. All of my patients who were on *ReFacto* have moved to *Xyntha*, and some who had been using other products also are switching because of the perceived safety."

David A. Roth, M.D., a hematologist who joined Wyeth in 2003, now heads hemophilia research efforts as well as clinical research for certain blood cancers as Assistant Vice President, Clinical Research and Development. "Researchers at Wyeth are working on modifying products so that these can provide greater efficacy," he reports, "and be used less frequently to help elicit better patient compliance. We're also looking at other clotting factors that can be developed and are searching for ways to improve the biological activity of these proteins.

"Since my initial involvement in 1995 as an academic investigator in early clinical tests for Wyeth's *BeneFIX* (recombinant factor IX for hemophilia B), the Company has made significant advances for patients with hemophilia," says Dr. Roth. "There are people at Wyeth who have been working in this area for nearly 20 years and are totally passionate about improving the future for the hemophilia community."



Thanks to advanced hemophilia therapies like *Xyntha*, four-year-old Jayden Rivera of Brooklyn, New York, can look forward to leading a normal active life.

Meaningful Improvements Key for Alzheimer's

More than 5 million people in the United States and over 26 million around the world suffer from Alzheimer's disease, a degenerative illness that often erases the accumulated memories of those afflicted and erodes their capacity to perform the common activities of daily living. That number is expected to quadruple by mid-century, devastating the lives of those affected and creating a growing threat to public health.

Wyeth has made the search for innovative treatments to fight Alzheimer's a top priority, investing over $800 million to develop more effective medications that potentially could improve the lives of those with Alzheimer's. As a result, numerous therapies are in active development, including biologicals, vaccines and small molecules, seeking to slow the disease and moderate its symptoms.

The search for innovative treatments is a top priority

Most advanced is bapineuzumab (AAB-001), with four ongoing Phase 3 trials in partnership with Elan Corporation. Using passive immunization, this monoclonal antibody is designed to target and bind to beta-amyloid plaques, considered instrumental to the disease process, thus neutralizing some of the potentially toxic effects of beta-amyloid on neurons.



Michael Ryan, M.D., Senior Director, Neuroscience Research, Wyeth

Along with passive immunization using biologicals, a vaccine approach is in development. Currently in Phase 2, ACC-001 relies on an active immunization process to directly stimulate an immune response that may enable the destruction of the toxic amyloid plaques.

Wyeth also is pursuing a number of small molecule disease modifiers, targeting pathways that may play a role in disease progression. These small molecules include gamma-secretase inhibitors and PAI-1 inhibitors that have the potential to decrease the synthesis or increase the breakdown of beta-amyloid in the brain to slow disease progression. A number of these candidates already are in human trials.

In addition, the Company has an active program in symptomatics that may improve memory and function. "In this area," says Michael Ryan, M.D., a geriatric psychiatrist who serves as a global medical monitor at Wyeth, "we are focusing on cognition-related neurotransmitters that are not targeted by the modestly beneficial medications now available to patients. Future symptomatics will need to show more robust efficacy to address currently unmet medical needs."

SAM-531, a serotonin 6 receptor antagonist, is one of the novel symptomatics that Wyeth is developing. It elevates a number of neurotransmitter levels and is in Phase 2 trials. "After all," says Steve Leventer, Ph.D., Assistant Vice President, Neuroscience Research at Wyeth, "Alzheimer's disease is a problem that involves multiple neurotransmitter deficits – so attacking two or three at once could benefit many areas of cognitive function." Another novel symptomatic, NSA-789, targets a different receptor that also modulates multiple neurotransmitters impacted in Alzheimer's. This compound currently is in Phase 1 trials. Dr. Leventer notes: "Our goal right now is to show that these investigational drugs are well-tolerated and provide more efficacy than what is out there."

Dr. Ryan says: "My grandmother died about a year ago with dementia primarily caused by Alzheimer's disease. I observed firsthand how the mind of this very bright person – good with numbers and sharp-witted – deteriorated over the course of six or seven years. Watching the matriarch of a family lose her entire repository of memory and knowledge was a very humbling experience, one that gave me further personal motivation to help develop more effective treatments."



Wyeth is actively pursuing multiple approaches to treat Alzheimer's disease, which today devastates the lives of millions.



Innovative therapies from Wyeth's pipeline may offer new hope for breast cancer patients.

Seeking Advances in Cancer Therapies

By 2030, cancer will afflict approximately 75 million people worldwide. In addition to increased efforts to prevent and detect cancer, the development of newer therapies that have the potential to cure remains a critical goal of the cancer research community. Fortunately, Wyeth researchers today have a rich pipeline of innovative compounds with the potential to offer new hope for cancer patients and their families.

For example, about 25 percent of breast cancer patients test positive for HER-2, a protein that can accelerate tumor formation. Women with HER-2 positive disease are at greater risk of early recurrence of their cancer. "It is an aggressive, supercharged version of the cancer and is disproportionately responsible for mortality in the disease," says Paul E. Goss, M.D., Ph.D., Director of Breast Cancer Research at Massachusetts General Hospital in Boston. He is the lead investigator for a planned 3,850-patient, 40-country, Phase 3 study of neratinib, a molecule discovered at Wyeth that is being developed as adjuvant therapy following Genentech's Herceptin® for HER-2 positive metastatic breast cancer patients as well as for patients who have had a recurrence of the disease despite their use of Herceptin or other adjuvant chemotherapeutic agents.

Striking deeper inside the cell

"Therapies today focus on one specific target in that pathway," Dr. Goss explains. "But there are other targets inside the cell itself, and neratinib seems to strike deeper at several of them. A unique feature of neratinib is that its inhibition appears to be irreversible. Therefore, it may attack additional tumors that are resistant to existing therapies and do so substantially and permanently." He notes that current therapies in early-stage cancer can cut the recurrence risk by about half. "But that still leaves 50 percent of patients who do not benefit from treatment," Dr. Goss says. "If new drugs can quarter or halve that, we can get closer to the finish line."

A second drug, bosutinib, now is in Phase 3 trials as a first-line therapy for chronic myelogenous leukemia (CML) and in Phase 2 trials for certain other solid tumors, including metastatic breast cancer. Says Wyeth's David A. Roth, M.D., Assistant Vice President, Clinical Research and Development, who leads the CML Clinical Research Group, "We believe we may differentiate this drug based on efficacy and a favorable safety and tolerability profile in newly diagnosed patients. It appears to bind to the leukemia target very tightly and result in a rapid response."


Paul E. Goss, M.D., Ph.D., Director of Breast Cancer Research, Massachusetts General Hospital, Boston

Researchers in Wyeth's oncology discovery labs also are pursuing novel and unprecedented targets. Says Robert Abraham, Ph.D., Vice President, Oncology Discovery Research, "We have interesting compounds advancing into the clinic that focus on mTOR (mammalian target of rapamycin), a key protein in cells that regulates cell proliferation, growth and survival and that becomes substantially abnormally activated in an extremely large number of tumors." Wyeth's *Torisel*, for advanced kidney cancer, is the first approved cancer therapy to specifically target mTOR. Other compounds are in development to build on this initial success.

In addition, Dr. Abraham says, "We're pursuing the idea that a subpopulation of cancer cells, termed tumor-initiating cells (TIC), is the principal driver of primary tumor growth and metastatic spread." He notes, "The TICs may be relatively rare in tumor tissues, but they appear to be cancer's deadliest offspring. If the cancer treatment does not eliminate these TICs, then the chance that the patient will suffer a recurrence and eventually die of the disease is much greater." Wyeth is advancing several drug discovery projects aimed specifically at these TICs.

Accelerating Growth Market Opportunities

Even as growth is slowing in some mature markets, opportunities to make a difference for patients and consumers are increasing in other regions. In response, Wyeth is focusing additional resources and management support on three geographies where it believes there is significant growth potential: China, Russia, and the Middle East and North Africa (MENA).

Wyeth's Russian affiliate – established in 2006 – reached a key milestone in January 2009 when marketing authorization for *Prevnar* was received. The affiliate is seeking to register nine more pharmaceutical products, including *Enbrel*, Wyeth's hemophilia products, *Torisel* and a portfolio of specialty products. The Russian consumer health care business also is embarking on plans to launch a range of over-the-counter products in the retail market. Geographic expansion is expected, and establishment of a nutritionals business is being evaluated. "By bringing innovative pharmaceuticals to Russia, we will be supporting the Russian government's vision of reducing disease burden and improving the quality of life and the life expectancy of its citizens," explains Christian Holmer, General Manager, Wyeth Russia and the Commonwealth of Independent States.



Xiaobing Wu, Ph.D., President and Managing Director, Wyeth China and Hong Kong

In the Middle East and North Africa, where Wyeth has a substantial presence, including its fourth largest nutritionals business, the Company expects to further enhance its position by expanding into additional countries and potentially investing in new local manufacturing capabilities. "Our business has been growing extremely fast in the past few years," says Joseph Henein, Managing Director, MENA, "especially with the introduction of *Prevnar* and *Enbrel*. Now we intend to build aggressively on what we've achieved."

Increasing opportunities to make a difference

Growth initiatives already are well in place in China. Beginning as early as 2006, Wyeth's nutritionals business in mainland China expanded from 45 to 181 cities, covering 26 of 31 provinces and administrative divisions. Thousands of new retailers, nearly 1,000 more hospitals and over 11,000 additional health care providers now receive nutritional education and product support.

"We are seeking to improve the lives of the 1.3 billion people of China," says Xiaobing Wu, Ph.D., President and Managing Director of Wyeth China and Hong Kong. "For instance, there currently are about 17 million births in China annually so the opportunity to help these infants with our advanced nutritional products or with *Prevnar* – launched in China in October 2008 – is significant. In 2007, the government added seven vaccines to its national immunization program, and we will work hard to convince the government to do so with *Prevnar* as well." Preparations also are under way to submit *Prevnar 13* for registration in China.

Further expansion is in the works. In 2009, Wyeth expects to increase the size of its pharmaceutical and nutritional sales forces significantly while the consumer health care business accelerates the rollout of products in supermarkets, hypermarkets and general stores. The Company also is expanding its manufacturing plant in Suzhou and is building a major new nutritional facility.

Dr. Wu speaks for all these growth markets in assessing Wyeth's potential impact. "There is a Chinese proverb that says a child's life is like a piece of paper on which every person leaves a mark," he says. "Our aspirations in China are consistent with Wyeth's vision to lead the way to a healthier world. We'll do so by leaving our mark on the children and all the people of China through improving their health and making a meaningful difference in the quality of their lives."



Consumers in fast-growing markets like China can expect to benefit from the delivery of important health care solutions from Wyeth.

Brenna Davis relies on *ThermaCare* HeatWraps to help her bounce back after physically demanding days.


ThermaCare
HeatWraps
POWERFUL PAIN RELIEF

OTC Business Focuses on Self-Care

People around the world are becoming more involved in their own health and well-being. Indeed, in one study, the majority of U.S. and European consumers reported adopting a more proactive and preventative outlook to managing health and wellness needs. In response, Wyeth Consumer Healthcare is continuing to strengthen its ability to help people in their quest for better health.

"Self-care and prevention are important for a number of reasons," says Paul Desjardins, D.M.D., Ph.D., Senior Vice President, Global Clinical and Medical Affairs at Wyeth Consumer Healthcare. "For example, by taking proactive steps to improve their health, members of the baby boomer generation in the United States believe there's no reason for them to feel less vital and energetic as they get older. And that goes for people in other age groups as well. People are buying more organic food products and paying attention to wellness in multiple other ways. Clearly, everyone wants to maintain good health as long as possible. And Wyeth is there to help."

Helping consumers take charge of their own health

The Company took an important step in 2008 to extend the possibilities for consumers to take charge of their own health with its acquisition of *ThermaCare*, a leading over-the-counter (OTC) heat wrap that helps relieve minor arthritis, muscle, joint and menstrual pain. "With this major brand," Dr. Desjardins says, "we acquired new proprietary technology that allows the use of heat to provide therapy in a very controlled fashion."

ThermaCare HeatWraps, first introduced in the United States in 2002, provide heat therapy for eight to 12 hours. The patent-protected *ThermaCare* heat cell technology generates a steady, controlled low level of heat that quickly reaches a therapeutic temperature. Once the heat penetrates deeply into muscles, blood flow increases, which helps to wash away pain-causing substances and to deliver oxygen and nutrients to the pain site. The product is available in various forms for application to the lower back, neck, hand and wrist, elbow and knee, enabling consumers to apply heat directly to the areas that hurt.

Brenna Davis, a real estate broker who lives in Temecula, California, first learned how well *ThermaCare* could work after her car was rear-ended in an accident. "I felt fine immediately afterward, but the next day ... Oh, boy!" she recalls. "Then a friend gave me a *ThermaCare* HeatWrap to use. Ever since, I've used *ThermaCare* whenever I need pain relief. As a baby boomer," Brenna adds, "I don't bounce back as quickly as in the past. So if I've played too hard at volleyball or worked too long in my garden, I'm glad I have my *ThermaCare* HeatWraps in the medicine cabinet."

ThermaCare is available in six markets outside the United States, with plans for a major expansion into other countries. What's more, the Company has a pipeline of innovative, new heat wrap applications. "We believe we can leverage a synergy with *Advil* in the area of pain management," says Nikhil Parekh, Ph.D., Assistant Vice President, Wyeth Consumer Healthcare, who heads the Global Product Development Group for *ThermaCare*. "We also expect *ThermaCare* to serve as an important technology platform for applications beyond pain management. Wyeth Consumer Healthcare is striving to refine this technology, combine it with other approaches and create new ways to apply it that will benefit consumers."



Nikhil Parekh, Ph.D., Assistant Vice President, Wyeth Consumer Healthcare

Ultimately, the aim is to create value, to differentiate product offerings and to build a vision around meaningful ways to contribute to consumer health. "Our goal," Dr. Desjardins says, "is to lead the industry in consumer-inspired innovations for self-care. *ThermaCare* and our other major products like *Advil*, *Centrum* and *Caltrate* will provide the means to do just that."

Animal Vaccines on Fast Track in Europe

Outbreaks of disease in animals can have devastating economic effects and create serious concern about threats to human health. However, when the industry acts quickly, takes prudent risks, uses the best science, and works with customers and governments, these economic losses can be mitigated and health care concerns minimized.

For example, sudden and unexpected outbreaks of a new strain of bluetongue disease – serotype 8 – which first appeared in the fall of 2006, then reappeared in the spring of 2007 and remained through 2008, caught Western European farmers and governments off-guard. Fortunately, Fort Dodge Animal Health (FDAH) was ready with *Zulvac*, a vaccine developed at a rapid pace by the Company's scientists.

A vaccine developed at a rapid pace

Bluetongue disease is caused by a virus transmitted to ruminants, mainly cattle, goats and sheep, by a tiny insect called a midge. Symptoms may include high fever and swelling of the lips and tongue that can create a reddish/bluish tinge – hence the name. The sickest animals can die within a week. While there are 24 different strains or serotypes of bluetongue globally, the most familiar to Europe – serotypes 1 and 4 – historically had been confined to parts of Italy and Spain. But, notes Ugo Cosentino, Vice President and Managing Director, FDAH Europe and Emerging Markets, that suddenly changed. "In the fall of 2006, we saw serotype 8 outbreaks in France, Germany and several northern European countries for the first time, outbreaks for which there was no vaccine or experience in that part of Europe," he says. "We watched as serotype 8 disease moved from the north into the south. Then we saw serotype 1 move northward."



Javier Blanco-Murcia, D.V.M., University of Madrid, Spain

Quickly and with limited information, Fort Dodge and other vaccine makers had to decide whether and how to develop vaccines and determine the number of doses to prepare. European Union (EU) governments also began to make decisions about whether to fund the purchase of vaccines and begin mass inoculations.

When the EU decision to proceed with vaccinations came in December 2007, Fort Dodge already had a serotype 4 vaccine approved in Spain and was just a few months away from delivering serotypes 1 and 8 vaccines. "Well before the EU decision, we had decided to make vaccines for serotypes 1 and 8 a top priority," Cosentino says. "We wanted to be able to serve this market and save the animals."

Steve Chu, D.V.M., Ph.D., Executive Vice President, Research and Development for Fort Dodge, adds that within months of the initial outbreaks of serotype 8, "We obtained the new virus serotype and began vaccine development. Even though there was a question about whether the insect carrying the virus would survive the winter of 2007, meaning the disease might disappear, we didn't wait to find out. Then bluetongue disease re-emerged in the spring of 2007 with a massive escalation in incidence and mortality."

The normal development process for a vaccine is three to four years, but Fort Dodge was able to deliver much faster than that. "We started work on *Zulvac* and just 10 months later put the first of what ultimately would be 100 million doses on the market," says Cosentino.

Javier Blanco-Murcia, D.V.M., a practicing veterinarian and professor of veterinary science at the University of Madrid, was among those who began to use *Zulvac*. "Serotype 8 moved from the north of Europe to the south of Spain in just six months. For our farmers, this was a serious economic problem. Fort Dodge already had developed vaccines for serotypes 1 and 4 because Spain had experienced these strains in the past. Then the division quickly developed a vaccine for serotype 8." Dr. Blanco-Murcia says Fort Dodge also helped inform vets and farmers about the disease and the vaccine. So far, about 3 million cattle have been vaccinated in Spain. By the end of 2008, more than 100,000 cattle had died as a result of bluetongue disease. But thanks to swift action from Wyeth's Fort Dodge, millions of others were protected.

Fast action by Fort Dodge Animal Health protected millions of cattle after a sudden outbreak of bluetongue disease in Europe.



Wyeth's Pipeline for Innovation

This chart presents a snapshot, as of March 2009, of new drugs or potential new indications/formulations from Wyeth that are in advanced human trials or under review by regulatory agencies.

Oncology/Immunology/Hemophilia

	Phase 2 / Phase 3 / Regulatory Review
Torisel® (temsirolimus)	
Mantle cell lymphoma (EU)	Regulatory Review
Renal cancer combination	Phase 3
Bosutinib (SKI-606)	
Chronic myelogenous leukemia	Phase 3
Breast cancer	Phase 2
Neratinib (HKI-272)	
Breast cancer monotherapy	Phase 3
Breast cancer combination therapy	Phase 2
Inotuzumab ozogamicin (CMC-544)	
Diffuse large B-cell lymphoma	Phase 2

Inflammatory Disease

	Phase 2 / Phase 3 / Regulatory Review
IMA-026	
Asthma	Phase 2
TRU-015	
Rheumatoid arthritis	Phase 2

Neuroscience

	Phase 2 / Phase 3 / Regulatory Review
Bapineuzumab (AAB-001)	
Alzheimer's disease	Phase 3
ACC-001	
Alzheimer's disease	Phase 2
SAM-531	
Alzheimer's disease	Phase 2
Vabicaserin (SCA-136)	
Schizophrenia	Phase 2

Vaccines and Infectious Disease

	Phase 2 / Phase 3 / Regulatory Review
Prevnar 13™	
Prevention of pneumococcal disease in infants and children two months to five years	Regulatory Review
Prevention of pneumococcal disease in high-risk individuals and adults > age 50	Phase 3
Tygacil® (tigecycline)	
Diabetic foot infections	Phase 3
Hospital-acquired pneumonia	Phase 2
Meningococcal B vaccine	
Prevention of meningococcal disease in adolescents	Phase 2
Moxidectin	
Onchocerciasis (river blindness), collaboration with WHO	Phase 2

Gastrointestinal

	Phase 2 / Phase 3 / Regulatory Review
Protonix®	
Oral pediatric formulation	Regulatory Review
Relistor® (methylnaltrexone)	
Subcutaneous for opioid-induced constipation in chronic pain	Phase 3

Women's Health and Musculoskeletal Disorders

	Phase 2 / Phase 3 / Regulatory Review
Viviant®/Conbriza™ (bazedoxifene)	
Postmenopausal osteoporosis prevention	Regulatory Review
Postmenopausal osteoporosis treatment	Regulatory Review
Aprela™ (bazedoxifene/conjugated estrogens)	
Postmenopausal osteoporosis	Phase 3
Vasomotor symptoms of menopause	Phase 3
Pristiq® (desvenlafaxine succinate)	
Vasomotor symptoms of menopause	Phase 3
rhBMP-2	
Fracture repair	Phase 2
Hip osteoporosis	Phase 2

Phase 2 – Determination of safe and effective dosage for an experimental medicine, generally conducted in hundreds of patients

Phase 3 – Determination of overall benefit/risk ratio for an experimental medicine, generally conducted in thousands of patients

Regulatory Review – Evaluation of safety and efficacy data by governmental regulatory agencies

Social Responsibility

Leading the Way to a Healthier World

For Wyeth, social responsibility is about helping to improve lives and create sustainable value for its stakeholders and for society.

Whether by advancing innovations in health through the discovery and development of important new medicines or supporting a diverse, empowered and motivated workforce with values such as integrity, respect for people and collaboration, Wyeth seeks to make a difference around the globe. The Company also partners with global health and humanitarian groups to help improve access to medicines and health care in underserved regions. And it works diligently to preserve and protect the environment and natural resources by reducing its own environmental impact and by making Wyeth one of the safest companies in the pharmaceutical industry.

An example of Wyeth's commitment to health care needs in the developing world is its effort to find a new and better therapy for river blindness (onchocerciasis), a devastating parasitic disease.

River blindness is the second leading infectious cause of blindness worldwide. It is estimated that approximately 100 million people are at risk of infection, with 37 million people infected worldwide.

The disease is transmitted from person to person by the bite of black flies, which breed near fast-flowing rivers. Within the human host, parasites carried by the flies produce millions of offspring that migrate throughout the skin, lymph nodes and eyes, causing incessant itching and loss of skin pigment and elasticity. Visual impairment leading to blindness is its most severe manifestation.

Moxidectin currently is licensed and marketed worldwide as an anti-parasitic therapy for animals. Today, Wyeth is collaborating with the World Health Organization Special Programme for Research and Training in Tropical Diseases (WHO/TDR) to determine moxidectin's suitability both as a treatment for river blindness as well as a potential eradicator of the disease in humans.

Wyeth and WHO/TDR have been studying moxidectin in humans to evaluate its safety profile and effectiveness. Following a Phase 2 proof-of-concept study, Wyeth and WHO/TDR now are planning a pivotal Phase 3 study in the Democratic Republic of the Congo, Liberia and Ghana to begin in 2009.

For Wyeth, the moxidectin partnership with WHO/TDR represents a humanitarian effort for which it has provided millions of dollars in support. The Company expects to continue to provide significant funding to complete moxidectin's development. Funding has been used to establish health research centers in the remote reaches of sub-Saharan Africa where the Phase 3 study will be conducted. If the study proves successful, then Wyeth may need to provide medication to over 120 million people at risk or already infected and support programs for distribution of these treatments to communities devastated by river blindness.



Pathologist Simon K. Attah, Ph.D., collaborates with Wyeth and the World Health Organization on clinical trials studying moxidectin as a treatment for river blindness.

Improving access to medicines also is of critical importance. To support such efforts, in 2008, the Company donated more than $6.5 million in products to those in need around the world. And through its Pharmaceutical Assistance Foundation, Wyeth served more than 120,000 patients, donating products and patient assistance valued at $159 million to those lacking adequate health care coverage.

Notable in its efforts to bring necessary treatments to those who can least afford them, Wyeth has been partnering with the international health community to increase access to *Prevnar*, the global standard for pneumococcal disease prevention in infants and young children. Since 2003, Wyeth has



Wyeth is partnering with the World Health Organization for a new and more effective treatment for river blindness, the second leading infectious cause of blindness worldwide.

collaborated with the GAVI Alliance (formerly the Global Alliance for Vaccines and Immunization), a public/ private partnership, to help make *Prevnar* available to children in the poorest countries of the world.

In late 2006, the GAVI Alliance Board approved funding for the provision of *Prevnar* (also known as PCV7) over a two-year period to GAVI-eligible countries meeting the alliance's requirements. In 2007, WHO issued a recommendation for the priority inclusion of PCV7 into national childhood immunization programs due to the significant burden of pneumococcal disease and the vaccine's demonstrated preventative efficacy. The WHO recommendation calls for the highest priority to be given to vaccinations in high-risk countries and populations, many of which are in the developing world.



In November 2008, the Company's proposal to donate 3.1 million doses of *Prevnar* to protect children in Rwanda and The Gambia was accepted.

As a significant first step, in November 2008, GAVI accepted Wyeth's proposal to donate more than 3 million doses of *Prevnar* to protect children in Rwanda and The Gambia, providing access to the vaccine in countries with some of the world's highest rates of mortality from pneumococcal disease. Wyeth expects that infants and young children in these countries will begin to be routinely immunized with *Prevnar* beginning in the first half of 2009. Achievement of this milestone will represent the first time a pneumococcal conjugate vaccine has been introduced into the developing world as part of a publicly sponsored program, facilitating access years sooner than historical precedent.

At times of natural or man-made disasters, Wyeth also stands ready to help. It responded quickly to the devastating earthquake in China in May 2008. Along with product donations, the Company contributed more than $1 million to relief and rebuilding efforts. These funds were used to develop "vaccination vans" to store, transport and administer vaccines to those in need. In addition, Wyeth is working to help build a school in the affected area. Nearly all of Wyeth's employees in China donated their time, money or both to help in the disaster relief effort.

Finally, as a health care company, Wyeth understands the importance of protecting the environment – providing a lasting impact on sustaining life and on enhancing health and well-being. The Company recognizes everyone's role in mitigating the effects of climate change and slowing its progression. Wyeth's own climate change initiatives focus on conserving energy and reducing greenhouse gas emissions while efforts to reduce its overall environmental impact range across a number of areas. Although there is more to be done, progress has been substantial. From 2000-2007, normalized to revenue, Wyeth has reduced carbon dioxide emissions by more than a third, water use by more than 40 percent, solid and hazardous wastes generated by over two-thirds, and ozone depleting substances released by more than 50 percent.

Numerous initiatives across the Company and around the world have contributed to protecting the planet and improving lives. These efforts demonstrate Wyeth's responsibility to the communities where its employees live and work, to the people who use its products or can benefit from them, and to the world at large.

Wyeth appreciates its unique ability to utilize its expertise and resources to lead the way to a healthier world, one patient at a time and one community at a time. Each day, Wyeth's people transform those good intentions into meaningful actions.

For more information, visit www.wyeth.com/aboutwyeth/citizenship to read the Corporate Citizenship Report 2008.

SELECTED FINANCIAL DATA

(Dollar amounts in thousands except per share amounts)

Year Ended December 31,	2008	2007	2006	2005
Net revenue	$22,833,908	$22,399,798	$20,350,655	$18,755,790
Research and development expenses	3,373,213	3,256,785	3,109,060	2,749,390
Net income	4,417,833	4,615,960	4,196,706	3,656,298
Diluted earnings per share	3.27	3.38	3.08	2.70
Dividends per common share	1.14	1.06	1.01	0.94
Capital expenditures	1,408,499	1,390,668	1,289,784	1,081,291
Total assets	$44,031,724	$42,717,282	$36,478,715	$35,841,126
Number of employees at year end	47,426	50,527	50,060	49,732
Wages and salaries	$ 3,893,662	$ 3,765,604	$ 3,488,510	$ 3,434,476

COMPANY DATA BY REPORTABLE SEGMENT

(In millions)

Year Ended December 31,	2008	2007	2006	2005
Net Revenue from Customers				
Pharmaceuticals	$19,025.4	$18,622.0	$16,884.2	$15,321.1
Consumer Healthcare	2,720.6	2,736.1	2,530.2	2,553.9
Animal Health	1,087.9	1,041.7	936.3	880.8
Consolidated total	$22,833.9	$22,399.8	$20,350.7	$18,755.8
Income (Loss) before Income Taxes				
Pharmaceuticals	$ 6,651.4	$ 6,164.5	$ 5,186.4	$ 4,544.9
Consumer Healthcare	482.7	519.2	516.2	574.3
Animal Health	195.7	194.1	163.7	139.4
Corporate	(991.7)	(421.1)	(436.4)	(478.0)
Consolidated total	$ 6,338.1	$ 6,456.7	$ 5,429.9	$ 4,780.6
Depreciation and Amortization Expense				
Pharmaceuticals	$ 878.1	$ 800.5	$ 719.9	$ 682.0
Consumer Healthcare	38.5	35.1	20.0	40.8
Animal Health	44.1	32.6	32.7	30.3
Corporate	46.9	50.5	30.4	33.8
Consolidated total	$ 1,007.6	$ 918.7	$ 803.0	$ 786.9
Expenditures for Long-Lived Assets				
Pharmaceuticals	$ 1,218.2	$ 1,410.6	$ 1,228.3	$ 1,077.9
Consumer Healthcare	366.9	72.2	35.3	28.4
Animal Health	43.6	42.4	37.2	45.0
Corporate	80.3	84.5	72.0	47.1
Consolidated total	$ 1,709.0	$ 1,609.7	$ 1,372.8	$ 1,198.4
Total Assets at December 31,				
Pharmaceuticals	$19,042.4	$18,814.9	$17,171.6	$15,770.2
Consumer Healthcare	2,081.1	1,833.4	1,492.9	1,463.2
Animal Health	1,538.3	1,569.4	1,430.0	1,326.7
Corporate	21,369.9	20,499.6	16,384.2	17,281.0
Consolidated total	$44,031.7	$42,717.3	$36,478.7	$35,841.1

WORLDWIDE NET REVENUE BY PRODUCT

(In millions)

	2008	2007	2006	2005
Pharmaceuticals				
Effexor	$ 3,927.9	$ 3,793.9	$ 3,722.1	$ 3,458.8
Prevnar	2,715.5	2,439.1	1,961.3	1,508.3
Enbrel				
Outside U.S. and Canada	2,592.9	2,044.6	1,499.6	1,083.7
Alliance revenue – U.S. and Canada	1,204.7	999.8	919.0	747.0
Nutrition	1,633.9	1,443.0	1,200.8	1,040.9
Zosyn/Tazocin	1,264.0	1,137.2	972.0	891.6
Premarin family	1,070.4	1,055.3	1,050.9	908.9
Protonix	806.4	1,911.2	1,795.0	1,684.9
BeneFIX	586.9	432.6	357.6	343.3
rhBMP-2	389.6	358.9	308.0	236.3
Oral contraceptives	386.0	433.9	454.9	525.3
Rapamune	375.8	364.8	336.9	300.2
ReFacto/Xyntha	363.2	334.9	305.6	268.4
Tygacil	216.2	137.9	71.5	10.0
Torisel	122.1	26.6	–	–
Pristiq	66.5	–	–	–
Other	1,303.4	1,708.3	1,929.0	2,313.5
Total Pharmaceuticals	$19,025.4	$18,622.0	$16,884.2	$15,321.1
Consumer Healthcare				
Centrum	$ 728.0	$ 704.9	$ 657.1	$ 634.0
Advil	673.3	684.1	620.2	514.0
Caltrate	249.2	225.9	195.1	189.2
Robitussin	198.7	220.3	225.5	253.2
ChapStick	137.6	139.7	127.9	134.4
Preparation H	111.7	109.7	103.1	104.8
Advil Cold & Sinus	71.8	73.7	61.0	122.4
Dimetapp	52.1	72.6	81.7	80.4
Alavert	36.7	56.0	49.8	49.5
ThermaCare	26.5	–	–	–
Other	435.0	449.2	408.8	472.0
Total Consumer Healthcare	$ 2,720.6	$ 2,736.1	$ 2,530.2	$ 2,553.9
Animal Health				
Livestock products	$ 501.3	$ 452.4	$ 405.5	$ 377.2
Companion animal products	309.8	317.9	283.9	257.8
Equine products	139.3	145.3	135.5	138.2
Poultry products	137.5	126.1	111.4	107.6
Total Animal Health	$ 1,087.9	$ 1,041.7	$ 936.3	$ 880.8

DIRECTORS AND OFFICERS

Board of Directors

Bernard Poussot [1]
Chairman, President and
Chief Executive Officer

Robert M. Amen [2, 3, 13]
Chairman and
Chief Executive Officer
International Flavors
& Fragrances Inc.

Michael J. Critelli [3, 4]
Retired Executive Chairman
Pitney Bowes Inc.

Frances D. Fergusson, Ph.D. [4, 5, 6]
President Emeritus
Vassar College

Victor F. Ganzi [1, 2, 3, 13]
Former President and
Chief Executive Officer
The Hearst Corporation

Robert Langer, Sc.D. [4, 5, 6]
Institute Professor
Massachusetts Institute
of Technology

John P. Mascotte [1, 2, 3, 5, 13]
Retired President and
Chief Executive Officer
Blue Cross and Blue Shield
of Kansas City, Inc.

Raymond J. McGuire [4, 5]
Co-Head, Global
Investment Banking
Citi

Mary Lake Polan, M.D., Ph.D., M.P.H. [4, 5, 6]
Professor and Chair Emeritus
Department of Obstetrics and
Gynecology
Stanford University School
of Medicine

Gary L. Rogers [2, 3]
Former Vice Chairman
General Electric Company

John R. Torell III [2, 4]
Partner
Core Capital Group, LLC

Principal Corporate Officers

Bernard Poussot [7, 8, 9, 10, 12]
Chairman, President and
Chief Executive Officer

Timothy P. Cost [7, 8, 9, 10]
Senior Vice President,
Corporate Affairs

Mikael Dolsten, M.D., Ph.D. [7, 8, 9, 10]
Senior Vice President

Thomas Hofstaetter, Ph.D. [7, 9]
Senior Vice President,
Corporate Business
Development

Joseph M. Mahady [7, 8, 9, 10]
Senior Vice President

Gregory Norden [7, 8, 9, 10, 11, 12]
Senior Vice President and
Chief Financial Officer

Denise M. Peppard [7, 8, 9, 10, 12]
Senior Vice President,
Human Resources

Lawrence V. Stein [7, 8, 9, 10, 11]
Senior Vice President and
General Counsel

Mary Katherine Wold [9, 10, 11]
Senior Vice President,
Finance

Andrew F. Davidson [11]
Vice President,
Internal Audit

Douglas A. Dworkin [8]
Vice President and
Deputy General Counsel

Leo C. Jardot
Vice President,
Government Relations

Jeffrey E. Keisling
Vice President,
Corporate Information
Services and
Chief Information Officer

John C. Kelly [8, 9, 10, 11]
Vice President and Controller

Eileen M. Lach [8]
Vice President,
Corporate Secretary and
Associate General Counsel

David A. Manspeizer [8]
Vice President,
Intellectual Property and
Associate General Counsel

Justin R. Victoria [8, 9]
Vice President,
Investor Relations

Robert E. Landry, Jr. [10, 11]
Treasurer

Principal Division and Subsidiary Officers

Wyeth Pharmaceuticals
Joseph M. Mahady [7, 8, 9, 10]
President

Wyeth Pharmaceuticals – Asia/Pacific and Nutritionals
Mark M. Larsen [9]
President

Wyeth Pharmaceuticals – Europe/Middle East/ Africa and Canada
Andreas Krebs [7, 9]
President

Wyeth Pharmaceuticals – Latin America
Eduardo G. Nieto [9]
President

Wyeth Pharmaceuticals – Technical Operations and Product Supply
Michael E. Kamarck, Ph.D. [7, 8, 9]
President

Wyeth Pharmaceuticals – U.S. Pharmaceuticals and Women's Health Care
Geno J. Germano [7, 9]
President

Wyeth Research
Mikael Dolsten, M.D., Ph.D. [7, 8, 9, 10]
President

Fort Dodge Animal Health
Richard R. DeLuca, Jr. [7, 8, 9, 10]
President

Wyeth Consumer Healthcare
Cavan M. Redmond [7, 8, 9, 10]
President

Wyeth Consumer Healthcare – United States
Paul L. Sturman [9]
President

Wyeth Consumer Healthcare – International
Etienne N. Attar [9]
President

1 Executive Committee
2 Audit Committee
3 Compensation and Benefits Committee
4 Corporate Issues Committee
5 Nominating and Governance Committee
6 Science and Technology Committee
7 Management Committee
8 Law/Regulatory Review Committee
9 Operations Committee
10 Human Resources, Benefits and Compensation Committee
11 Investment Committee
12 Long-Term Incentive Committee
13 Designated to be a "Financial Expert" as defined in applicable Securities and Exchange Commission rules

WYETH WORLDWIDE

Pharmaceuticals

Affiliate & General Manager

Australia/New Zealand
Wyeth Australia Pty. Limited
Erica Mann

Austria/CEE Region
Wyeth-Lederle Pharma GmbH
Mark Heselton

Canada
Wyeth Canada
Christian Velmer

China/Hong Kong
Wyeth Pharmaceutical Co., Ltd.
Xiaobing Wu, Ph.D.

France
Wyeth Pharmaceuticals France SAS
Emmanuelle Quiles

Germany
Wyeth Pharma GmbH
Timm Volmer

Italy
Wyeth Lederle S.p.A.
Mathieu W. Simon, M.D.

Japan Region
Wyeth K.K.
Michael Goettler

Mexico
Wyeth S.A. de C.V.
Guillermo Ibarra

Middle East/North Africa
Wyeth Pharmaceuticals FZE
Joseph Henein

Netherlands
Wyeth Pharmaceuticals B.V.
Edward E. Lysen

Nordic Region
Wyeth AB
Mike Gladstone

Philippines
Wyeth Philippines, Inc.
Andrew Ericson L. Santos, Jr.

Spain/Portugal
Wyeth Farma, S.A.
Elvira Sanz

United Kingdom
John Wyeth and Brother Ltd.
Palle H. Christensen

Consumer Healthcare

Affiliate & General Manager

Argentina
Wyeth S.A.
David Goldbaum

Australia
Wyeth Consumer Healthcare Pty. Ltd.
Allan R. Franz

Brazil
Wyeth Industria Farmaceutica Ltda.
Carlos Cesar Sampaio

Canada
Wyeth Consumer Healthcare Inc.
Suneet Varma

Chile
Laboratorios Wyeth Inc.
David Goldbaum

China
Wyeth Pharmaceutical Co., Ltd.
Keith Choy

Colombia
Wyeth Consumer Healthcare Ltd.
Christine Johnson

England/Ireland
Whitehall Laboratories Limited
John R. Smith

France
Wyeth Santé Familiale
Evangelos Georgakopoulos

Germany/Switzerland
Whitehall-Much GmbH
Michael Becker

Italy
Wyeth Consumer Healthcare S.p.A.
Massimo Gallo

Mexico
Wyeth S.A. de C.V.
Arturo Sanchez

Netherlands/Greece/ Eastern and Central Europe/ Commonwealth of Independent States/Middle East/Africa/Balkans
Wyeth Consumer Healthcare
Luciano de'Portu

Peru
Laboratorios Whitehall-Wyeth S.A.
Christine Johnson

Philippines
Wyeth Philippines, Inc.
Edgardo B. Mendoza

Puerto Rico/Caribbean
Wyeth Consumer Healthcare Ltd. (Puerto Rico Branch)
Alberto R. Fernandez-Comas

South Africa
Wyeth South Africa (Proprietary) Ltd.
Paul Longmoor

Spain
Wyeth Farma, S.A.
Marta Carrasco

Taiwan
Wyeth Taiwan Corporation
Jessica Yeh

Venezuela
Laboratorios Wyeth S.A.
Jose Ignacio Franco

Animal Health

Regional Managers

Luis F. Andrade
Senior Vice President and Managing Director Latin America, Japan and Global Poultry

Rob Barclay
Senior Vice President and Managing Director Asia/Pacific

Brent A. Standridge
Senior Vice President North America Sales and Marketing

Ugo Cosentino
Vice President and Managing Director Europe and Emerging Markets

CORPORATE DATA

Executive Offices

Wyeth
Five Giralda Farms
Madison, NJ 07940
(973) 660-5000

www.wyeth.com

Stock Trading Information

Wyeth stock is listed on the New York Stock Exchange (ticker symbol: WYE).

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Stockholder Account Information

The Bank of New York Mellon is the transfer agent, registrar, dividend disbursing agent and dividend reinvestment agent for the Company. Stockholders of record with questions about lost certificates, lost or missing dividend checks, or notification of change of address should contact:

Wyeth
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

(800) 565-2067
(Inside the United States and Canada)

(201) 680-6578
(Outside the United States and Canada)

For the hearing impaired:
(800) 231-5469 (TDD)

Internet address:
www.bnymellon.com/shareowner/isd

BuyDIRECT Stock Purchase and Sale Plan

The BuyDIRECT plan provides stockholders of record and new investors with a convenient way to make cash purchases of the Company's common stock and to automatically reinvest dividends. Inquiries should be directed to The Bank of New York Mellon.

Reports Available

The Company's 2008 Annual Report on Form 10-K and all Company filings with the Securities and Exchange Commission can be accessed on our Web site at www.wyeth.com. **Alternatively, a printed copy of the Company's 2008 Annual Report on Form 10-K and other Company filings may be obtained by any stockholder without charge through Wyeth by calling (877) 552-4744.**

Equal Employment Opportunity

Our established affirmative action and equal employment programs demonstrate our long-standing commitment to provide job and promotional opportunities for all qualified persons regardless of age, color, disability, national origin, race, religion, sex, sexual orientation or status as a veteran.

Environment, Health and Safety

Information on the Company's environmental, health and safety (EHS) performance and its EHS Policy are available on the Web at www.wyeth.com/aboutwyeth/citizenship/ehs. EHS information also is included in Connecting Our Work With The World – Corporate Citizenship Report 2008, which is available on the Web at www.wyeth.com/aboutwyeth/citizenship. A copy of the EHS Policy may be obtained upon written request to:

Wyeth
Department of Environment,
Health and Safety
Five Giralda Farms
Madison, NJ 07940

Corporate Citizenship

Connecting Our Work With The World – Corporate Citizenship Report 2008, a report describing the Company's activities in the areas of access to medicines for those in need, support for our communities, employee development, and protection and preservation of our environment, is available on the Web at www.wyeth.com/aboutwyeth/citizenship or via written request to:

Wyeth
Public Affairs
Five Giralda Farms
Madison, NJ 07940

Trademarks

Product designations appearing in differentiated type are trademarks. Trademarks for products that have not received final regulatory approval are subject to change.

Cautionary Statement

The information in this Annual Review is a summary and does not provide complete information; it should be considered along with the information contained in the Company's 2008 Financial Report, 2008 Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission.

This Annual Review includes forward-looking statements. All statements that are not historical facts are forward-looking statements. All forward-looking statements address matters involving numerous assumptions, risks and uncertainties that could cause actual results to differ materially from those expressed or implied by those statements. In particular, the Company encourages the reader to review the risks and uncertainties described under the heading "Item 1A. RISK FACTORS" in the Company's 2008 Annual Report on Form 10-K. The forward-looking statements in this Annual Review are qualified by these risk factors. Accordingly, the Company cautions the reader not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made, and the Company undertakes no obligation to update or revise any of these statements, whether as a result of new information, future developments or otherwise.

Unless stated otherwise, all forward-looking information contained in this Annual Review does not take into account or give any effect to the impact of our proposed merger with Pfizer Inc.

This paper is FSC (Forest Stewardship Council) certified from well-managed forests, controlled sources and recycled wood or fiber.



Design: Arnold Saks Associates Major Photography: Mark Tuschman Text: Max J. Friedman

SELECTED PRODUCTS FROM WYETH

Wyeth Pharmaceuticals

Gastrointestinal
Protonix
Protonix I.V.
Relistor
Zoton

Hemophilia
BeneFIX
ReFacto AF
Xyntha

Immunology and Oncology
Mylotarg
Neumega
Rapamune
Torisel

Infectious Disease
Tygacil
Zosyn/Tazocin

Inflammatory Disease
Enbrel*

Neuroscience
Effexor/Efexor
Effexor XR
Pristiq

Nutritionals
Progress Gold
Promil Gold
Promise Gold
S-26 Gold
S-26 LBW Gold

Vaccines
Meningitec
Prevnar/Prevenar

Women's Health Care
Loette
Lybrel
Minesse
Premarin
Premarin Vaginal Cream
Premphase
Prempro/Premelle
Totelle

* Co-promoted with Amgen Inc.



TORISEL
Rapamune
RELISTOR
PROTONIX
(pantoprazole sodium)
xyntha
Antihemophilic Factor (Recombinant), Plasma/Albumin-Free
For Intravenous Administration
Wyeth
Pneumococcal 7-valent Conjugate Vaccine
Promil GOLD
ReFacto
BeneFIX
Coagulation Factor IX (Recombinant)
Tygacil
(tigecycline) for injection
Enbrel etanercept
Premarin
Effexor XR
Pristiq
ZOSYN

Wyeth Consumer Healthcare

Analgesics
Advil
Advil PM
Anadin
Robaxin
Spalt

Cough/Cold/Allergy
Advil Cold & Sinus
Alavert
Dimetapp
Robitussin

Nutritional Supplements
Caltrate
Centrum
Centrum Cardio
Centrum Materna
Centrum Select
Centrum Silver
Polase
Vitasprint B12

Other Products
Anbesol
ChapStick
FiberCon
Preparation H
ThermaCare



Robitussin
Cough
DM
Caltrate
600-D PLUS
Centrum Cardio
ThermaCare HeatWraps
Advil
Advil COLD & SINUS
Advil PM
ChapStick

Fort Dodge Animal Health

Bronchi-Shield
Bursine
Calicivax
Cydectin
Duramune
Fel-O-Vax/Pentofel
Fluvac Innovator/Duvaxyn
LymeVax
Maternavac IBR REO
Nolvasan
Polyflex
Poulvac
ProHeart/Guardian
ProMeris
Pyramid
Quest/Equest
Rabvac
Suvaxyn
Synovex
Telazol
ToDAY
ToMORROW
Torbugesic/Torbutrol
Triangle
West Nile-Innovator
Zulvac



ProMeris for dogs
ProHeart 6
(moxidectin)
Zulvac 1
QUEST PLUS

The products listed above are identified as trademarks used by Wyeth and its subsidiaries.

Wyeth

Five Giralda Farms
Madison, NJ 07940



Wyeth

2008 Financial Report

Contents

1 Letter to Stockholders

2 Ten-Year Selected Financial Data

4 Consolidated Balance Sheets

5 Consolidated Statements of Operations

6 Consolidated Statements of Changes in Stockholders' Equity

7 Consolidated Statements of Cash Flows

8 Notes to Consolidated Financial Statements

45 Report of Independent Registered Public Accounting Firm

46 Management Reports to Wyeth Stockholders

47 Quarterly Financial Data (Unaudited)

47 Market Prices of Common Stock and Dividends

48 Performance Graph (Unaudited)

49 Management's Discussion and Analysis of Financial Condition and Results of Operations

71 Directors and Officers

72 Corporate Data

IBC Mission, Vision and Values

Dear Stockholders:

During 2008, Wyeth grew worldwide net revenue to a record $22.8 billion, increased stockholder dividends by 7.1 percent, and invested more than $1.4 billion in broadening and enhancing our capital infrastructure globally. Growth in our businesses came from *Enbrel*, *Prevnar* and Wyeth Nutrition as well as from new product introductions, productivity gains and continued expansions in major emerging markets.

Our long-term strategy of building a global, diversified and balanced company – by product line, by business, by technological platform and by geography – remained a key factor in our ability to grow Wyeth and to add value. As a result, our businesses held up well in the face of unanticipated generic product challenges. And our strong position in biologicals – making Wyeth, by 2008 revenue, the fourth largest biotechnology company in the world – helped advance our sales while increasing our ability to stay at the cutting edge of new scientific breakthroughs and to develop additional innovative treatments.

The lifeblood of our Company is innovation, and Wyeth's new product pipeline continued to advance important and novel therapies during 2008, both for prevention and for treatment of serious diseases. During the year, we received approval for three key pharmaceutical products: *Pristiq*, for major depressive disorder; *Relistor*, for opioid-induced constipation; and *Xyntha*, for hemophilia A.

In 2008, the U.S. Food and Drug Administration (FDA) granted fast track status for pediatric use of *Prevnar 13*, a next-generation vaccine that expands the protection offered by *Prevnar* to six additional serotypes of bacteria. An application for this promising 13-valent pneumococcal conjugate vaccine was submitted to the European Medicines Agency late in 2008 and to the FDA in March 2009. *Prevnar 13* also is being studied in Phase 3 trials in adults. In addition, novel treatments for Alzheimer's disease, cancer and other conditions advanced in late-stage clinical development even as we transitioned other innovative therapies from discovery into early human trials.

Our ability to execute successfully on our long-term vision garnered significant attention across our industry. As a result, Pfizer Inc. (Pfizer), the world's largest research-based pharmaceutical company, determined that by combining with Wyeth, it could seize an opportunity to add Wyeth's diversified and innovative platforms, product portfolios, and talented and dedicated people to its own core strengths.

Wyeth's Board of Directors carefully examined our long-term prospects in an increasingly competitive and cost-constrained environment – as well as the potential for this combined company – and determined that our research and development investments and the possibilities for our products in the future would be enhanced by the proposed combination with Pfizer and that the combination would offer an opportunity to create additional stockholder value.

Therefore, on January 26, 2009, our Board announced that it had accepted Pfizer's offer to acquire Wyeth in a cash-and-stock transaction valued at $68 billion, a significant premium over Wyeth's market value prior to the announcement of the deal.

As in past years, we have divided our Annual Report into two parts. The first is this Financial Report, which reviews the performance of our businesses during 2008. The second is an Annual Review, which includes a special report on how Wyeth's products and businesses are changing the face of health around the world.

We hope this Financial Report and our Annual Review – taken together – provide you with a better understanding of the important contributions Wyeth has made and that our products and people will continue to provide in the future.



Bernard Poussot
Chairman, President and Chief Executive Officer

April 15, 2009

TEN-YEAR SELECTED FINANCIAL DATA

(Dollar amounts in thousands except per share amounts)

Year Ended December 31,	**2008**	**2007**	**2006**
Summary of Net Revenue and Earnings			
Net revenue[1]	**$22,833,908**	$22,399,798	$20,350,655
Income (loss) from continuing operations[1][2][3]	**4,417,833**	4,615,960	4,196,706
Diluted earnings (loss) per share from continuing operations[1][2][3]	**3.27**	3.38	3.08
Dividends per common share	**1.14**	1.06	1.01
Year-End Financial Position			
Current assets[1][3]	**$23,481,340**	$22,983,598	$17,514,241
Current liabilities[1]	**6,850,423**	7,324,279	7,221,848
Total assets[1][3]	**44,031,724**	42,717,282	36,478,715
Long-term debt[1]	**10,826,013**	11,492,881	9,096,743
Average stockholders' equity	**18,692,189**	16,431,645	13,323,562
Outstanding Shares			
Weighted average common shares outstanding used for diluted earnings (loss) per share calculation (in thousands)	**1,357,466**	1,374,342	1,374,053
Employment Data[1]			
Number of employees at year end	**47,426**	50,527	50,060
Wages and salaries	**$ 3,893,662**	$ 3,765,604	$ 3,488,510
Benefits (including Social Security taxes)	**1,106,888**	1,148,646	1,042,749

(1) As a result of the sale of the Cyanamid Agricultural Products business on June 30, 2000, amounts for the year 1999 were restated to reflect this business as a discontinued operation with the net assets of the discontinued business held for sale related to the Cyanamid Agricultural Products business included in current assets.

(2) See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of productivity initiatives and other significant items for the years ended December 31, 2008, 2007 and 2006.

(3) Pre-tax charges of $4,500,000, $2,000,000, $1,400,000, $950,000, $7,500,000 and $4,750,000 in 2004, 2003, 2002, 2001, 2000 and 1999, respectively, related to the litigation brought against the Company regarding the use of the diet drugs Redux *or* Pondimin *are included in Income (loss) from continuing operations.*

In 2002, the Company sold 67,050,400 shares of Amgen Inc. (Amgen) common stock received in connection with Amgen's acquisition of Immunex Corporation for net proceeds of $3,250,753. The Company used a portion of these proceeds to pay down commercial paper and substantially reduce current liabilities. Additionally, the remaining 31,235,958 shares of Amgen common stock owned by the Company as of December 31, 2002 had a fair value of $1,509,947. The fair value of these shares as well as the proceeds from the shares sold in 2002 substantially increased total assets. In 2003, the Company completed the sale of the remaining 31,235,958 shares of its Amgen common stock holdings for net proceeds of $1,579,917.

2005	2004	2003	2002	2001	2000	1999
$18,755,790	$17,358,028	$15,850,632	$14,584,035	$13,983,745	$13,081,334	$11,695,061
3,656,298	1,233,997	2,051,192	4,447,205	2,285,294	(901,040)	(1,207,243)
2.70	0.91	1.54	3.33	1.72	(0.69)	(0.92)
0.94	0.92	0.92	0.92	0.92	0.92	0.91
$18,044,841	$14,438,029	$14,962,242	$11,605,699	$ 9,766,753	$10,180,811	$12,384,778
9,947,961	8,535,542	8,429,510	5,485,506	7,257,181	9,742,059	6,480,383
35,841,126	33,629,704	31,031,922	26,042,592	22,967,922	21,092,466	23,123,756
9,231,479	7,792,311	8,076,429	7,546,041	7,357,277	2,394,790	3,606,423
10,921,136	9,571,142	8,725,147	6,114,243	3,445,333	4,516,420	7,914,772
1,363,417	1,354,489	1,336,430	1,334,127	1,330,809	1,306,474	1,308,876
49,732	51,401	52,385	52,762	52,289	48,036	46,815
$ 3,434,476	$ 3,280,328	$ 3,003,555	$ 2,792,379	$ 2,536,220	$ 2,264,258	$ 2,032,431
1,022,538	958,317	933,448	842,177	691,018	602,816	593,222

CONSOLIDATED BALANCE SHEETS

(In thousands except share and per share amounts)

December 31,	**2008**	**2007**
Assets		
Cash and cash equivalents	**$10,015,877**	$10,453,879
Marketable securities	**4,529,395**	2,993,839
Accounts receivable less allowances (2008—$187,593 and 2007—$160,835)	**3,646,439**	3,528,009
Inventories	**2,996,428**	3,035,358
Other current assets including deferred taxes	**2,293,201**	2,972,513
Total Current Assets	**23,481,340**	22,983,598
Property, plant and equipment:		
Land	**173,739**	182,250
Buildings	**8,502,055**	7,921,068
Machinery and equipment	**6,798,449**	6,170,239
Construction in progress	**1,403,237**	1,947,624
	16,877,480	16,221,181
Less accumulated depreciation	**5,679,269**	5,149,023
	11,198,211	11,072,158
Goodwill	**4,261,737**	4,135,002
Other intangibles, net of accumulated amortization (2008—$372,872 and 2007—$298,383)	**421,686**	383,558
Other assets including deferred taxes	**4,668,750**	4,142,966
Total Assets	**$44,031,724**	$42,717,282
Liabilities		
Loans payable	**$ 913,245**	$ 311,586
Trade accounts payable	**1,254,369**	1,268,600
Accrued expenses	**4,426,444**	5,333,528
Accrued taxes	**256,365**	410,565
Total Current Liabilities	**6,850,423**	7,324,279
Long-term debt	**10,826,013**	11,492,881
Pension liabilities	**1,601,289**	501,840
Accrued postretirement benefit obligations other than pensions	**1,777,315**	1,676,126
Other noncurrent liabilities	**3,802,842**	3,511,621
Total Liabilities	**24,857,882**	24,506,747
Contingencies and commitments (Note 15)		
Stockholders' Equity		
$2.00 convertible preferred stock, par value $2.50 per share; 5,000,000 shares authorized	**22**	23
Common stock, par value $0.33 1/3 per share; 2,400,000,000 shares authorized (1,331,553,581 and 1,337,786,109 issued and outstanding, net of 91,115,031 and 84,864,647 treasury shares at par, for 2008 and 2007, respectively)	**443,851**	445,929
Additional paid-in capital	**7,483,549**	7,125,544
Retained earnings	**12,868,799**	10,417,606
Accumulated other comprehensive income (loss)	**(1,622,379)**	221,433
Total Stockholders' Equity	**19,173,842**	18,210,535
Total Liabilities and Stockholders' Equity	**$44,031,724**	$42,717,282

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts) **Year Ended December 31,**	**2008**	2007	2006
Net Revenue	**$22,833,908**	$22,399,798	$20,350,655
Cost of goods sold	**6,247,767**	6,313,687	5,587,851
Selling, general and administrative expenses	**6,838,359**	6,753,698	6,501,976
Research and development expenses	**3,373,213**	3,256,785	3,109,060
Interest (income) expense, net	**24,942**	(90,511)	(6,646)
Other (income) expense, net	**11,540**	(290,543)	(271,490)
Income before income taxes	**6,338,087**	6,456,682	5,429,904
Provision for income taxes	**1,920,254**	1,840,722	1,233,198
Net Income	**$ 4,417,833**	$ 4,615,960	$ 4,196,706
Basic Earnings per Share	**$ 3.31**	$ 3.44	$ 3.12
Diluted Earnings per Share	**$ 3.27**	$ 3.38	$ 3.08

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands except per share amounts)	$2.00 Convertible Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at January 1, 2006	$37	$447,783	$5,097,228	$ 6,514,046	$ (64,725)	$11,994,369
Net income				4,196,706		4,196,706
Currency translation adjustments					565,745	565,745
Unrealized losses on derivative contracts, net					(6,060)	(6,060)
Unrealized gains on marketable securities, net					4,157	4,157
Minimum pension liability adjustments, net					(41,234)	(41,234)
Comprehensive income, net of tax						4,719,314
Adoption of FASB Statement No. 158, net					(1,130,549)	(1,130,549)
Cash dividends declared:						
Preferred stock (per share: $2.00)				(26)		(26)
Common stock (per share: $1.01)				(1,358,743)		(1,358,743)
Common stock acquired for treasury		(4,477)	(42,818)	(617,284)		(664,579)
Common stock issued for stock options		4,372	490,648			495,020
Stock-based compensation expense			393,330			393,330
Issuance of restricted stock awards		688	85,490			86,178
Transfer of restricted stock award accruals to equity			63,171			63,171
Tax benefit from exercises of stock options			55,263			55,263
Other exchanges	(9)	51	(35)			7
Balance at December 31, 2006	$28	$448,417	$6,142,277	$ 8,734,699	$ (672,666)	$14,652,755
Net income				4,615,960		4,615,960
Currency translation adjustments					771,971	771,971
Unrealized losses on derivative contracts, net					(18,340)	(18,340)
Unrealized losses on marketable securities, net					(47,602)	(47,602)
Pension and postretirement benefit plans					188,070	188,070
Comprehensive income, net of tax						5,510,059
FASB Statement No. 158 measurement date transition				(3,471)		(3,471)
Adoption of FIN No. 48				(295,370)		(295,370)
Cash dividends declared:						
Preferred stock (per share: $2.00)				(20)		(20)
Common stock (per share: $1.06)				(1,423,474)		(1,423,474)
Common stock acquired for treasury		(8,794)	(97,222)	(1,210,718)		(1,316,734)
Common stock issued for stock options		5,554	683,049			688,603
Stock-based compensation expense			367,529			367,529
Issuance of restricted stock awards		727	1,541			2,268
Tax benefit from exercises of stock options			28,386			28,386
Other exchanges	(5)	25	(16)			4
Balance at December 31, 2007	$23	$445,929	$7,125,544	$10,417,606	$ 221,433	$18,210,535
Net income				**4,417,833**		**4,417,833**
Currency translation adjustments					**(837,558)**	**(837,558)**
Unrealized gains on derivative contracts, net					**174,653**	**174,653**
Unrealized losses on marketable securities, net					**(64,883)**	**(64,883)**
Pension and postretirement benefit plans					**(1,116,024)**	**(1,116,024)**
Comprehensive income, net of tax						**2,574,021**
Cash dividends declared:						
Preferred stock (per share: $2.00)				**(18)**		**(18)**
Common stock (per share: $1.14)				**(1,520,275)**		**(1,520,275)**
Common stock acquired for treasury		**(3,995)**	**(48,433)**	**(446,347)**		**(498,775)**
Common stock issued for stock options		**793**	**96,484**			**97,277**
Stock-based compensation expense			**314,342**			**314,342**
Issuance of restricted stock awards		**1,118**	**1,268**			**2,386**
Tax benefit (reduction) from exercises/cancellations of stock options			**(5,651)**			**(5,651)**
Other exchanges	**(1)**	**6**	**(5)**			**—**
Balance at December 31, 2008	**$ 22**	**$ 443,851**	**$ 7,483,549**	**$ 12,868,799**	**$ (1,622,379)**	**$ 19,173,842**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands) **Year Ended December 31,**	**2008**	**2007**	**2006**
Operating Activities			
Net income	**$ 4,417,833**	$ 4,615,960	$ 4,196,706
Adjustments to reconcile net income to net cash provided by operating activities:			
Diet drug litigation payments	**(997,946)**	(481,581)	(2,972,700)
Seventh Amendment security fund disbursement	**590,462**	—	400,000
Net gains on sales and dispositions of assets	**(166,351)**	(59,851)	(28,545)
Write-down of investment securities, net	**187,948**	14,299	37,859
Depreciation	**928,565**	842,725	761,690
Amortization	**79,009**	75,954	41,350
Stock-based compensation	**314,342**	367,529	393,330
Change in other assets (including deferred income taxes)	**34,170**	789,455	592,165
Pension provision	**346,412**	338,779	354,531
Pension contributions	**(924,111)**	(330,749)	(271,909)
Changes in working capital, net:			
Accounts receivable	**(336,911)**	(1,624)	(238,764)
Inventories	**(230,121)**	(337,173)	(7,910)
Other current assets	**692,030**	(181,456)	(39,037)
Trade accounts payable and accrued expenses	**141,335**	169,514	70,868
Accrued taxes	**(131,424)**	60,379	(7,536)
Other items, net	**327,763**	(6,481)	(27,721)
Net Cash Provided by Operating Activities	**5,273,005**	5,875,679	3,254,377
Investing Activities			
Purchases of intangibles and property, plant and equipment	**(1,408,999)**	(1,390,668)	(1,289,784)
Purchase of a business	**(300,000)**	—	—
Proceeds from sales of assets	**202,428**	121,716	69,235
Purchase of additional equity interest in affiliate	—	(221,655)	(102,187)
Purchases of marketable securities	**(3,526,203)**	(2,534,216)	(2,239,022)
Proceeds from sales and maturities of marketable securities	**1,769,037**	1,422,488	915,339
Net Cash Used for Investing Activities	**(3,263,737)**	(2,602,335)	(2,646,419)
Financing Activities			
Proceeds from issuance of long-term debt	—	2,500,000	—
Repayments and repurchases of debt	**(421,258)**	(120,806)	(12,100)
Other borrowing transactions, net	**(6,790)**	(5,717)	47,334
Dividends paid	**(1,520,293)**	(1,423,494)	(1,358,769)
Purchases of common stock for Treasury	**(498,775)**	(1,316,734)	(664,579)
Exercises of stock options	**98,074**	716,896	515,853
Net Cash Provided by/(Used for) Financing Activities	**(2,349,042)**	350,145	(1,472,261)
Effect of exchange rate changes on cash and cash equivalents	**(98,228)**	52,079	26,723
Increase (Decrease) in Cash and Cash Equivalents	**(438,002)**	3,675,568	(837,580)
Cash and Cash Equivalents, Beginning of Year	**10,453,879**	6,778,311	7,615,891
Cash and Cash Equivalents, End of Year	**$10,015,877**	$10,453,879	$ 6,778,311

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Wyeth and subsidiaries (the Company). All per share amounts, unless otherwise noted in the footnotes and quarterly financial data, are presented on a diluted basis; that is, based on the weighted average number of outstanding common shares and the effect of all potentially dilutive common shares (primarily unexercised stock options, stock awards and contingently convertible debt).

Use of Estimates: The financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which require the use of judgments and estimates made by management. Actual results may differ from those estimates.

Description of Business: The Company is a U.S.-based multinational corporation engaged in the discovery, development, manufacture, distribution and sale of a diversified line of products in three primary businesses: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare) and Fort Dodge Animal Health (Animal Health). Pharmaceuticals includes branded human ethical pharmaceuticals, biotechnology products, vaccines and nutritional products. Pharmaceuticals products include neuroscience therapies, musculoskeletal therapies, vaccines, nutritional products, anti-infectives, women's health care products, hemophilia treatments, gastroenterology drugs, immunological products and oncology therapies. Consumer Healthcare products include pain management therapies, including analgesics and heat wraps, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal care and personal care items sold over-the-counter (OTC). Animal Health products include vaccines, pharmaceuticals, parasite control and growth implants. The Company sells its diversified line of products to wholesalers, pharmacies, hospitals, governments, physicians, retailers and other health care institutions located in various markets in 145 countries throughout the world.

On January 26, 2009, the Company announced that it had entered into a merger agreement with Pfizer Inc. (Pfizer) and a wholly owned subsidiary of Pfizer, pursuant to which the Pfizer subsidiary will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Pfizer. Under the terms of the merger agreement, each outstanding share of the Company's common stock, other than shares of restricted stock (for which holders will be entitled to receive cash consideration pursuant to separate terms of the merger agreement) and shares of common stock held directly or indirectly by the Company or Pfizer (which will be canceled as a result of the proposed merger), and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, will be converted into the right to receive $33.00 in cash, without interest, and 0.985 shares of common stock of Pfizer. The proposed merger has been approved by the Board of Directors of both companies and remains subject to approval by the Company's stockholders, as well as certain additional conditions and approvals of various regulatory authorities. There are no assurances that the proposed merger with Pfizer will be consummated on the expected timetable (during the second half of 2009) or at all. See Note 17 for further information on this merger agreement.

Wholesale distributors and large retail establishments account for a large portion of the Company's *Net revenue* and trade receivables, especially in the United States. The Company's top three wholesale distributors accounted for approximately 29%, 32% and 31% of the Company's *Net revenue* in 2008, 2007 and 2006, respectively. The Company's largest wholesale distributor accounted for approximately 11%, 13% and 14% of net revenue in 2008, 2007 and 2006, respectively. The Company continuously monitors the creditworthiness of its customers.

The Company has three products that accounted for more than 10% of its net revenue during one or more of the past three years: *Effexor*, which comprised approximately 17%, 17% and 18% of the Company's *Net revenue* in 2008, 2007 and 2006, respectively; *Enbrel*, including the alliance revenue recognized from a co-promotion arrangement with Amgen, which comprised approximately 17%, 14% and 12% of the Company's *Net revenue* in 2008, 2007 and 2006, respectively; and *Prevnar*, which comprised approximately 12% and 11% of the Company's *Net revenue* in 2008 and 2007, respectively.

Cash Equivalents consist primarily of U.S. Treasury and agency securities, U.S. government money market funds, commercial paper, fixed-term deposits and other short-term, highly liquid securities with maturities of three months or less when purchased and are carried at cost. The carrying value of cash equivalents approximates fair value due to their short-term, highly liquid nature.

Marketable Securities: The Company invests in marketable debt and equity securities, which are classified as available-for-sale. Available-for-sale securities are marked-to-market based on the fair values of the securities determined in accordance with Statement of Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements" (SFAS No. 157), with the unrealized gains and losses, net of tax, reported as a component of *Accumulated other comprehensive income (loss)*. Impairment losses are charged to income for other-than-temporary declines in fair value. Realized gains and losses on sales of available-for-sale securities are computed based upon amortized cost adjusted for any other-than-temporary declines in fair value. Premiums and discounts are amortized or accreted into earnings over the life of the available-for-sale security. Dividend and interest income is recognized when earned. As of December 31, 2008, the Company owns no investments that are considered to be held-to-maturity or trading securities.

Inventories are valued at the lower of cost or market primarily under the first-in, first-out method.

Inventories at December 31 consisted of:

(In thousands)	2008	2007
Finished goods	$ 995,810	$ 989,357
Work in progress	1,540,456	1,584,547
Materials and supplies	460,162	461,454
Total	$2,996,428	$3,035,358

Property, Plant and Equipment is carried at cost. Depreciation is provided over the estimated useful lives of the related assets, principally on the straight-line method, as follows:

Buildings	10 – 50 years
Machinery and equipment	3 – 20 years

The construction of pharmaceutical manufacturing facilities typically includes costs incurred for the validation of specialized equipment, machinery and computer systems to ensure that the assets are ready for their intended use. These costs are primarily recorded in *Construction in progress* and subsequently reclassified to the appropriate *Property, plant and equipment* category when the related assets have reached a state of readiness. Depreciation of such validation costs begins at the same time that depreciation begins for the related facility, equipment and machinery, which is when the assets are deemed ready for their intended purpose.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based on projected undiscounted cash flows associated with the affected assets. A loss is recognized for the difference between the fair value and the carrying amount of the asset. Fair value is determined based on market quotes, if available, or other valuation techniques.

Goodwill and Other Intangibles: Goodwill is defined as the excess of cost over the fair value of net assets acquired. Goodwill and other intangibles are subject to at least an annual assessment for impairment by applying a fair value-based test. Other intangibles with finite lives continue to be amortized. See Note 6 for further detail relating to the Company's goodwill and other intangibles balances.

Derivative Financial Instruments: The Company currently manages its exposure to certain market risks, including foreign exchange and interest rate risks, through the use of derivative financial instruments and accounts for them in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS No. 138), and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" (SFAS No. 149).

On the date that the Company enters into a derivative contract, it designates the derivative as a:

(1) Fair Value Hedge. For derivative contracts that are designated and qualify as fair value hedges, the derivative instrument is marked-to-market with gains and losses recognized in current period earnings to offset the respective losses and gains recognized on the underlying exposure. The Company's interest rate swaps qualify as fair value hedges and have been recorded in *Other assets including deferred taxes* or *Accrued expenses* with the corresponding offset recorded to the respective underlying Notes in *Loans payable/Long-term debt*; or

(2) Foreign Currency Cash Flow Hedge. For derivative contracts that are designated and qualify as foreign currency cash flow hedges, the effective portion of gains and losses on these contracts is reported as a component of *Accumulated other comprehensive income (loss)* and reclassified into earnings in the same period the hedged transaction affects earnings. Any hedge ineffectiveness on cash flow hedges is immediately recognized in earnings. Ineffectiveness is minimized through the proper relationship of the hedging derivative contract with the hedged item.

The Company also enters into derivative contracts that are not designated as hedging instruments. These derivative contracts are recorded at fair value with the gain or loss recognized in current period earnings. The cash flows from each of the Company's derivative contracts are reflected as operating activities in the consolidated statements of cash flows. The Company does not hold any derivative instruments for trading purposes. See Note 10 for a further description of the Company's specific programs to manage risk using derivative financial instruments.

Currency Translation: The majority of the Company's international operations are translated into U.S. dollars using current foreign currency exchange rates with currency translation adjustments reflected in *Accumulated other comprehensive income (loss)*.

Revenue Recognition: Revenue from the sale of Company products is recognized in *Net revenue* when goods are shipped and title and risk of loss pass to the customer. Provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives are provided for as deductions in determining *Net revenue*. These provisions are based on estimates derived from current promotional program requirements, wholesaler inventory data and historical experience.

Revenue under co-promotion agreements from the sale of products developed by other companies, such as the Company's arrangement with Amgen to co-promote *Enbrel* (in the United States and Canada) is recorded as alliance revenue, which is included in *Net revenue*. Alliance revenue, which is primarily *Enbrel*, is based upon a percentage of the co-promotion partners' gross margin. Such alliance revenue is earned when the co-promoting company ships the product and title and risk of loss pass to a third party. There is no cost of goods sold associated with alliance revenue, and the selling and marketing expenses related to alliance revenue are included in *Selling, general and administrative expenses*. *Enbrel* alliance revenue totaled $1,204.7 million, $999.8 million and $919.0 million for 2008, 2007 and 2006, respectively.

In 2006, the Company began participating in the U.S. Pediatric Vaccine Stockpile program. As a result, the Company began recognizing revenue from the sale of its

Prevnar vaccine to the U.S. government in accordance with Securities and Exchange Commission Interpretation, "Commission Guidance Regarding Accounting for Sales of Vaccines and BioTerror Countermeasures to the Federal Government for Placement into the Pediatric Vaccine Stockpile or the Strategic National Stockpile." Net revenue recorded by the Company under the Pediatric Vaccine Stockpile program for 2008, 2007 and 2006 was $32.8 million, $44.9 million and $14.2 million, respectively.

Sales Deductions: The Company deducts certain items from gross sales, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. In most cases, these deductions are offered to customers based upon volume purchases, the attainment of market share levels, government mandates, coupons or consumer discounts. These costs are recognized at the later of (a) the date at which the related revenue is recorded or (b) the date at which the incentives are offered. Chargebacks/rebates are the Company's most significant deduction from gross sales and relate primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, the Company considers both to be a form of price reduction. Chargeback/rebate accruals included in *Accrued expenses* at December 31, 2008 and 2007 were $657.1 million and $738.0 million, respectively.

Advertising Costs are expensed as incurred and are included in *Selling, general and administrative expenses*. Advertising expenses worldwide, which are composed primarily of television, radio and print media, were $721.4 million, $782.4 million and $729.6 million in 2008, 2007 and 2006, respectively.

Shipping and Handling Costs, which include transportation to customers, transportation to distribution points, warehousing and handling costs, are included in *Selling, general and administrative expenses*. The Company typically does not charge customers for shipping and handling costs. Shipping and handling costs incurred by the Company were $265.4 million, $260.4 million and $241.6 million in 2008, 2007 and 2006, respectively.

Stock-Based Compensation Costs are recorded in compliance with SFAS No. 123R, "Share-Based Payment" (SFAS No. 123R). This statement requires all share-based payments, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. See Note 13 for further discussion.

Research and Development Expenses are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Milestone payments made to third parties upon or subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the respective intangible asset. Amounts capitalized for such payments are included in *Other intangibles, net of accumulated amortization*.

Earnings per Share: The following table sets forth the computations of basic earnings per share and diluted earnings per share:

(In thousands except per share amounts)

Year Ended December 31,	**2008**	**2007**	**2006**
Numerator:			
Net income less preferred dividends	**$4,417,815**	$4,615,940	$4,196,680
Denominator:			
Weighted average common shares outstanding	**1,333,033**	1,342,552	1,345,386
Basic earnings per share	**$ 3.31**	$ 3.44	$ 3.12
Numerator:			
Net income	**$4,417,833**	$4,615,960	$4,196,706
Interest expense, net of tax, on contingently convertible debt	**24,678**	33,948	30,009
Net income, as adjusted	**$4,442,511**	$4,649,908	$4,226,715
Denominator:			
Weighted average common shares outstanding	**1,333,033**	1,342,552	1,345,386
Common stock equivalents of outstanding stock options, deferred contingent common stock awards, performance share awards, service-vested restricted stock awards and convertible preferred stock(1)	**7,718**	14,889	11,777
Common stock equivalents of assumed conversion of contingently convertible debt	**16,715**	16,901	16,890
Total shares(1)	**1,357,466**	1,374,342	1,374,053
Diluted earnings per share(1)	**$ 3.27**	$ 3.38	$ 3.08

(1) At December 31, 2008, 2007 and 2006, 139,825, 95,138 and 77,298 shares of common stock, respectively, related to options outstanding under the Company's Stock Incentive Plans were excluded from the computation of diluted earnings per share, as the effect would have been antidilutive.

Recently Issued Accounting Standards: In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R, "Business Combinations" (SFAS No. 141R). SFAS No. 141R changes the accounting and financial reporting for business combinations consummated after January 1, 2009. The Company will comply with SFAS No. 141R requirements beginning with its first quarter 2009 reporting.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent. SFAS No. 160 became effective for Wyeth on January 1, 2009. Adoption of SFAS No. 160 will not have a material effect on the Company's consolidated financial position or results of operations.

In December 2007, the FASB ratified Emerging Issues Task Force (EITF) 07-1, "Accounting for Collaborative

Arrangements" (EITF 07-1). EITF 07-1 provides guidance for determining if a collaborative arrangement exists and establishes procedures for reporting revenue and costs generated from transactions with third parties, as well as between the parties within the collaborative arrangement, and provides guidance for financial statement disclosures of collaborative arrangements. EITF 07-1 became effective for the Company on January 1, 2009. The adoption of EITF 07-1 will not have a material effect on the Company's consolidated financial position or results of operations, and the Company will comply with disclosure requirements beginning with its first quarter 2009 reporting.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" (SFAS No. 161). SFAS No. 161 expands the disclosure requirements of SFAS No. 133 to include how and why an entity uses derivative instruments, the accounting treatment for derivative instruments and hedging activity under SFAS No. 133 and related guidance, and how derivative instruments and hedged items affect an entity's financial position, financial performance and cash flows. SFAS No. 161 became effective for the Company on January 1, 2009, and the Company will comply with the additional disclosure requirements beginning with its first quarter 2009 reporting.

In April 2008, the FASB issued FASB Staff Position (FSP) 142-3, "Determination of the Useful Life of Intangible Assets" (FSP 142-3). FSP 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." FSP 142-3 became effective for the Company on January 1, 2009. The adoption of FSP 142-3 will not have a material effect on the Company's consolidated financial position or results of operations.

In May 2008, the FASB issued FSP Accounting Principles Board Opinion (APB) 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)" (FSP APB 14-1). FSP APB 14-1 specifies that issuers of such instruments should separately account for the liability and equity components in a manner that will reflect the entity's non-convertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 became effective for the Company on January 1, 2009. The adoption of FSP APB 14-1 will not have a material effect on the Company's consolidated financial position or results of operations.

In December 2008, the FASB issued FSP 132R-1, "Employers' Disclosures about Postretirement Benefit Plan Assets" (FSP 132R-1). FSP 132R-1 specifies that disclosures about plan assets in a defined benefit pension or other postretirement plan are to provide users of the financial statements with an understanding of the significant details of the plan, including the major categories of plan assets, an explanation of how investment decisions are made, the inputs and valuation techniques used to measure the fair value of plan assets and any significant concentrations of risk within plan assets. FSP 132R-1 will be effective for the Company on December 31, 2009, and the Company will comply with the additional disclosure requirements beginning with its 2009 year end reporting.

Reclassifications: Certain reclassifications have been made to the December 31, 2007 and 2006 consolidated financial statements and accompanying notes to conform to the December 31, 2008 presentation.

2. Other Transactions

Acquisitions

In September 2008, the Company's Consumer Healthcare division completed the acquisition of *ThermaCare*, a leading OTC heat wrap. The transaction was accounted for under the purchase method in accordance with SFAS No. 141, "Business Combinations," and the purchase price was allocated to tangible assets, patents, intangible assets and goodwill.

Co-development and Co-commercialization Agreements

During 2008, 2007 and 2006, the Company entered into collaboration and licensing agreements with various companies, of which the amounts incurred were neither individually nor in the aggregate significant.

Equity Purchase Agreement

In April 2007, the Company completed the acquisition of the remaining 20% of an affiliated entity in Japan, formerly held by Takeda Pharmaceutical Company Limited, bringing the Company's ownership to 100%. The purchase price for the remaining 20% was $221.7 million. In April 2006, the Company increased its ownership of the affiliated entity from 70% to 80% for a purchase price of $102.2 million. The purchase price of each buyout was based on a multiple of the entity's net sales in each of the buyout years.

Net Gains on Sales and Dispositions of Assets

For the years ended December 31, 2008, 2007 and 2006, net pre-tax gains on sales and dispositions of assets totaled $166.4 million, $59.9 million and $28.5 million, respectively, and were included in *Other (income) expense, net*. For the year ended December 31, 2008, the net pre-tax gain on sales and dispositions of assets consisted primarily of a gain of $104.7 million on the sale of a manufacturing facility in Japan and a $71.1 million gain on the sales of various product rights. For the years ended December 31, 2007 and 2006, the net pre-tax gains on sales and dispositions of assets consisted primarily of gains on the sales of various product rights of $79.4 million and $44.1 million, respectively.

The net assets, sales and profits related to these divested assets, individually or in the aggregate, were not material to any business segment or to the Company's consolidated financial statements.

3. Productivity Initiatives

In 2008, the Company continued its productivity initiatives by launching Project Impact, a company-wide program designed to initially address short-term fiscal challenges, particularly the significant loss of sales and profits resulting from the launch of generic versions of *Protonix*. Longer term, Project Impact will include strategic actions designed to fundamentally change how the Company conducts business as it adapts to the continuously changing business climate. Prior to 2008, the Company had other global productivity initiatives in place.

The Company recorded the following net charges related to its productivity initiatives for the years ended December 31:

(In thousands except per share amounts)	2008	2007	2006
Personnel costs	**$ 397,023**	$ 30,395	$ 93,543
Accelerated depreciation and plant write-downs	**92,745**	197,780	87,739
Other closure/exit costs(1)	**81,897**	45,225	37,298
Total productivity initiatives charges(2)	**571,665**	273,400	218,580
Gain on asset sale(3)	**(104,655)**	—	—
Net productivity initiatives charges	**467,010**	273,400	218,580
Net productivity initiatives charges, after-tax	**$ 348,930**	$194,400	$154,438
Decrease in diluted earnings per share	**$ 0.26**	$ 0.14	$ 0.11

(1) Includes consulting fees incurred in connection with developing the productivity initiatives of approximately $34.4 million, $10.1 million and $3.3 million for 2008, 2007 and 2006, respectively.

(2) 2008 charges were primarily severance and other employee-related costs resulting from an approximate 7% reduction in workforce during the year. 2007 charges primarily related to manufacturing site network consolidation initiatives. 2006 charges included costs related to the change in the Company's primary care selling model and efficiency improvements to the Company's global support functions.

(3) Represents the net gain on the sale of a manufacturing facility in Japan.

The net productivity initiatives charges were recorded as follows:

(In thousands)	2008	2007	2006
Cost of goods sold	**$ 242,445**	$244,354	$129,200
Selling, general and administrative expenses	**296,091**	28,778	78,033
Research and development expenses	**33,129**	268	11,347
Total productivity initiatives charges	**571,665**	273,400	218,580
Other income, net	**(104,655)**	—	—
Net productivity initiatives charges	**$ 467,010**	$273,400	$218,580

Net productivity initiatives charges are recorded in the Corporate segment. The following table sets forth net productivity initiatives charges as they relate to the Company's reportable segments:

(In thousands) **Segment**	2008	2007	2006
Pharmaceuticals	**$ 516,701**	$259,505	$197,951
Consumer Healthcare	**36,708**	9,735	11,494
Animal Health	**6,703**	4,160	9,135
Corporate	**11,553**	—	—
Total productivity initiatives charges	**571,665**	273,400	218,580
Gain on asset sale – Pharmaceuticals	**(104,655)**	—	—
Net productivity initiatives charges	**$ 467,010**	$273,400	$218,580

The following table summarizes the net productivity initiatives charges, payments made and the reserve balance at December 31, 2008:

(In thousands) **Productivity Initiatives**	Reserve at December 31, 2007	Changes in Reserve Balance Total Net Charges 2008	Net Payments/ Non-cash Charges	Reserve at December 31, 2008
Personnel costs	$154,564	$ 397,023	$(191,884)	$359,703
Accelerated depreciation and plant write-downs	—	92,745	(92,745)	—
Other closure/exit costs	116,030	81,897	(191,740)	6,187
Gain on asset sales	—	(104,655)	104,655	—
Total	$270,594	$ 467,010	$(371,714)	$365,890

At December 31, 2008, the reserve balance for personnel costs related primarily to committed employee severance obligations and other employee-related costs associated with the Company's productivity initiatives. These amounts are expected to be paid over the next 24 months. It is expected that additional costs will be incurred under the Company's productivity initiatives over the next several years.

4. Marketable Securities

The carrying cost, gross unrealized gains (losses) and fair value of available-for-sale securities by major security type at December 31, 2008 and 2007 were as follows:

(In thousands) **At December 31, 2008**	**Cost**	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Fair Value**
Available-for-sale:				
Commercial paper	**$ 223,238**	**$ 595**	**$ —**	**$ 223,833**
Certificates of deposit	**167,772**	**358**	**(218)**	**167,912**
U.S. Treasury and agency securities	**1,909,176**	**9,250**	**(11)**	**1,918,415**
Corporate debt securities	**1,727,869**	**985**	**(77,473)**	**1,651,381**
Asset-backed securities	**206,392**	**—**	**(22,934)**	**183,458**
Mortgage-backed securities	**400,042**	**3,368**	**(36,089)**	**367,321**
Equity securities	**15,043**	**4,315**	**(2,283)**	**17,075**
Total marketable securities	**$ 4,649,532**	**$ 18,871**	**$ (139,008)**	**$ 4,529,395**

(In thousands) **At December 31, 2007**	**Cost**	**Gross Unrealized Gains**	**Gross Unrealized (Losses)**	**Fair Value**
Available-for-sale:				
Commercial paper	$ 191,648	$ 13	$ (17)	$ 191,644
Certificates of deposit	123,470	118	(126)	123,462
U.S. Treasury and agency securities	270,419	2,523	(28)	272,914
Corporate debt securities	1,464,012	8,813	(27,611)	1,445,214
Asset-backed securities	445,150	494	(21,764)	423,880
Mortgage-backed securities	515,714	1,620	(10,106)	507,228
Equity securities	24,782	7,798	(3,083)	29,497
Total marketable securities	$3,035,195	$21,379	$(62,735)	$2,993,839

The following table summarizes the Company's marketable securities that have been in an unrealized loss position for less than 12 months and those that have been in an unrealized loss position for 12 months or more:

	Less than 12 Months		**12 Months or More**		**Total**	
(In thousands) **At December 31, 2008**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Available-for-sale:						
Certificates of deposit	**$ 25,651**	**$ (166)**	**$ 9,047**	**$ (52)**	**$ 34,698**	**$ (218)**
U.S. Treasury and agency securities	**8,309**	**(11)**	**—**	**—**	**8,309**	**(11)**
Corporate debt securities	**607,342**	**(18,593)**	**825,598**	**(58,880)**	**1,432,940**	**(77,473)**
Asset-backed securities	**33,213**	**(3,390)**	**115,685**	**(19,544)**	**148,898**	**(22,934)**
Mortgage-backed securities	**100,263**	**(29,244)**	**66,335**	**(6,845)**	**166,598**	**(36,089)**
Equity securities	**3,376**	**(2,212)**	**28**	**(71)**	**3,404**	**(2,283)**
Total marketable securities	**$778,154**	**$(53,616)**	**$1,016,693**	**$(85,392)**	**$1,794,847**	**$(139,008)**

The marketable securities that have been in an unrealized loss position for 12 months or more as of December 31, 2008, had an unrealized loss of less than $25.0 million as of December 31, 2007. The Company's investments that had been in a continuous unrealized loss position for 12 months or longer as of December 31, 2007 were not significant. The Company has determined that the marketable securities that have been in an unrealized loss position for 12 months or more are not other than temporarily impaired because the Company has the ability and intent to hold these marketable securities until a recovery of fair value, which may be maturity, and these marketable securities continue to meet interest and principal payment obligations.

The Company's net realized losses on its investments for the years ending December 31, 2008 and 2007 were $187.9 million and $14.3 million, respectively. Included in realized net losses on marketable securities for 2008 were write-downs of approximately $68.7 million related to Lehman Brothers and Washington Mutual bonds.

The contractual maturities of debt securities classified as available-for-sale at December 31, 2008 were as follows:

(In thousands)	**Cost**	**Fair Value**
Available-for-sale:		
Due within one year	**$3,095,546**	**$3,089,288**
Due one year through five years	**1,032,379**	**962,569**
Due five years through 10 years	**49,302**	**45,537**
Due after 10 years	**457,262**	**414,926**
Total	**$4,634,489**	**$4,512,320**

The Company monitors its investments with counterparties with the objective of minimizing concentrations of credit risk. The Company's investment policy places limits on the amount and time to maturity of investments with any individual institution. The policy also requires that investments are only made with highly rated corporate and financial institutions.

5. Fair Value Measurements

Effective January 1, 2008, the Company adopted SFAS No. 157. SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB issued FSP 157-2, "Partial Deferral of the Effective Date of Statement 157," which deferred the effective date of SFAS No. 157 for all nonfinancial assets and nonfinancial liabilities to fiscal years beginning after November 15, 2008.

The Company uses the following methods for determining fair value in accordance with SFAS No. 157. For assets and liabilities that are measured using quoted prices in active markets for the identical asset or liability, the total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs (Level 1). Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data (Level 2). For all remaining assets and liabilities for which there are no significant observable inputs, fair value is derived using an assessment of various discount rates, default risk, credit quality and the overall capital market liquidity (Level 3).

The following table summarizes the basis used to measure certain assets and liabilities at fair value on a recurring basis in the consolidated balance sheet:

(In thousands) **Description**	**Balance at December 31, 2008**	**Fair Value Measurements at December 31, 2008 Using** **Quoted Prices in Active Markets for Identical Items (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets:				
Marketable securities available-for-sale	$4,529,395	$17,075	$4,485,360	$26,960
Option and forward contracts	177,105	—	177,105	—
Interest rate swaps	520,817	—	520,817	—
Other	138,104	—	138,104	—
Total assets	$5,365,421	$17,075	$5,321,386	$26,960
Liabilities:				
Option and forward contracts	$ 13,645	—	$ 13,645	—
Other	8,042	—	8,042	—
Total liabilities	$ 21,687	—	$ 21,687	—

The following table presents the changes in fair value for assets that have no significant observable inputs (Level 3):

(In thousands)	**Level 3 Marketable Securities Available-for-Sale**
Balance at January 1, 2008	$119,747
Total losses (realized/unrealized):	
Included in *Other (income) expense, net*	(7,804)
Included in other comprehensive income	(2,389)
Net purchases, sales, issuances and settlements	(32,176)
Net transfers out	(50,418)
Balance at December 31, 2008	$ 26,960

6. Goodwill and Other Intangibles

Goodwill is required to be tested at least annually for impairment at the reporting unit level utilizing a two-step methodology. The initial step requires the Company to determine the fair value of each reporting unit and compare it with the carrying value, including goodwill, of such unit. If the fair value exceeds the carrying value, no impairment loss would be recognized. However, if the carrying value of this unit exceeds its fair value, the goodwill of the unit may be impaired. The amount, if any, of the impairment then would be measured in the second step. Goodwill in each reporting unit is tested for impairment during the fourth quarter of each year. Reporting units are the Company's operating business segments for which the

Company has developed discounted cash flow models for impairment testing purposes. The Company determined there was no impairment of the recorded goodwill for the three years ended December 31, 2008, 2007 and 2006.

The Company's *Other intangibles, net of accumulated amortization* was $421.7 million in 2008 and $383.6 million in 2007, the majority of which are licenses having finite lives that are being amortized over their estimated useful lives generally ranging from five to 10 years.

Total amortization expense for intangible assets was $79.0 million, $76.0 million and $41.4 million in 2008, 2007 and 2006, respectively. Annual amortization expense expected for the years 2009 through 2013 is as follows:

(In thousands)	Amortization Expense
2009	$ 78,600
2010	77,800
2011	77,500
2012	56,800
2013	49,500

The changes in the carrying value of goodwill by reportable segment for the years ended December 31, 2008 and 2007 were as follows:

(In thousands)	Pharmaceuticals	Consumer Healthcare	Animal Health	Total
Balance at January 1, 2007	$2,807,705	$583,844	$534,189	$3,925,738
Addition	157,048	—	—	157,048
Currency translation adjustments	50,118	1,229	869	52,216
Balance at December 31, 2007	3,014,871	585,073	535,058	4,135,002
Addition	—	**168,000**	—	**168,000**
Currency translation adjustments	**(40,192)**	**(407)**	**(666)**	**(41,265)**
Balance at December 31, 2008	**$ 2,974,679**	**$ 752,666**	**$ 534,392**	**$ 4,261,737**

7. Debt and Financing Arrangements

The Company's debt at December 31 consisted of:

(In thousands)	2008	2007
Notes payable:		
4.125% Notes due 2008	**$ —**	$ 300,000
6.700% Notes due 2011	**1,500,000**	1,500,000
5.250% Notes due 2013	**1,500,000**	1,500,000
5.500% Notes due 2014	**1,750,000**	1,750,000
5.500% Notes due 2016	**1,000,000**	1,000,000
5.450% Notes due 2017	**500,000**	500,000
7.250% Notes due 2023	**250,000**	250,000
6.450% Notes due 2024	**500,000**	500,000
6.500% Notes due 2034	**750,000**	750,000
6.000% Notes due 2036	**500,000**	500,000
5.950% Notes due 2037	**2,000,000**	2,000,000
Floating rate convertible debentures due 2024	**898,742**	1,020,000
Pollution control and industrial revenue bonds:		
5.10%-5.80% due 2008-2018	**47,150**	57,150
Other debt:		
0.25%-5.72% due 2008-2024	**22,549**	19,758
Fair value of debt attributable to interest rate swaps	**520,817**	157,559
Total debt	**11,739,258**	11,804,467
Less current portion	**913,245**	311,586
Long-term debt	**$10,826,013**	$11,492,881

The fair value of outstanding debt as of December 31, 2008 and 2007 was $11,872.8 million and $12,032.2 million, respectively. At December 31, 2008, the aggregate maturities of debt during the next five years and thereafter were as follows:

(In thousands)	
2009	$ 913,245
2010	1,535
2011	1,642,443
2012	1,003
2013	1,625,002
Thereafter	7,556,030
Total debt	$11,739,258

Revolving Credit Facility

The Company maintains a $3 billion revolving credit facility with a group of banks and financial institutions that matures in August 2012. The credit facility agreement requires the Company to maintain a ratio of consolidated adjusted indebtedness to adjusted capitalization not to exceed 60%. The proceeds from the credit facility may be used for the Company's general corporate and working capital requirements and for support of the Company's commercial paper, if any. At December 31, 2008 and 2007, there were no borrowings outstanding under the credit facility, nor did the Company have any commercial paper outstanding.

Notes and Debentures

On March 3, 2008, the Company repaid $300.0 million of 4.125% Notes that matured.

On March 27, 2007, the Company issued $2,500.0 million of Notes in a transaction registered with the Securities and Exchange Commission. These Notes consisted of two tranches, which pay interest semiannually on April 1 and October 1, as follows:

- $2,000.0 million 5.95% Notes due 2037
- $500.0 million 5.45% Notes due 2017

On December 16, 2003, the Company issued $1,020.0 million aggregate principal amount of Debentures due January 15, 2024. Interest on the Debentures accrues at the six-month London Interbank Offering Rate (LIBOR) minus 0.50%. At December 31, 2008 and 2007, the interest rate on the Debentures was 2.62% and 4.89%, respectively. The Debentures contain a number of conversion features that include substantive contingencies. The Debentures were initially convertible by the holders at an initial conversion rate of 16.559 shares of the Company's common stock for each $1,000 principal amount of the Debentures, which was equal to an initial conversion price of $60.39 per share. The conversion rate is subject to adjustment as a result of certain corporate transactions and events, including the payment of increased common stock dividends. During the 2007 fourth quarter, the conversion rate was adjusted to 16.6429 shares of common stock for each $1,000 principal amount of the Debentures, which was equal to an adjusted conversion price of $60.09 per share, resulting in an increase of 85,578 shares of common stock reserved for the Debentures. During the 2008 fourth quarter, the conversion rate was adjusted further to 16.7356 shares of common stock for each $1,000 principal amount of the Debentures, which is equal to an adjusted conversion price of $59.75 per share, resulting in an increase of an additional 87,187 shares of common stock reserved for the Debentures. The holders may convert their Debentures, in whole or in part, into shares of the Company's common stock under any of the following circumstances: (1) during any calendar quarter commencing after March 31, 2004 and prior to December 31, 2022 (and only during such calendar quarter) if the price of the Company's common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days during a 30-consecutive trading day period; (2) at any time after December 31, 2022 and prior to maturity if the price of the Company's common stock is greater than or equal to 130% of the applicable conversion price on any day after December 31, 2022; (3) if the Company has called the Debentures for redemption; (4) upon the occurrence of specified corporate transactions such as a consolidation, merger or binding share exchange pursuant to which the Company's common stock would be converted into cash, property or securities; or (5) if the credit rating assigned to the Debentures by either Moody's Investors Service (Moody's) or Standard & Poor's (S&P) is lower than Baa3 or BBB-, respectively, or if the Debentures no longer are rated by at least one of these agencies or their successors (the Credit Rating Clause).

Upon conversion, the Company has the right to deliver, in lieu of shares of its common stock, cash or a combination of cash and shares of its common stock. The Company may redeem some or all of the Debentures at any time on or after July 20, 2009 at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest. Upon a call for redemption by the Company, the holder of each $1,000 Debenture may tender such Debentures for conversion. The holders have the right to require the Company to purchase their Debentures for cash at a purchase price equal to 100% of the principal amount of the Debentures plus any accrued interest on July 15, 2009, January 15, 2014 and January 15, 2019 or upon a fundamental change as described in the Debentures. As of December 31, 2008, the Debentures have been recorded in *Loans payable* due to the fact that the holders have the right to require the Company to repurchase their Debentures on July 15, 2009. In accordance with EITF No. 04-8, the Company has included an additional 16,715,313 shares outstanding related to the Debentures in its diluted earnings per share calculation for 2008 (see Note 1).

During the 2008 fourth quarter, the Company repurchased in the open market and retired $121.3 million of the $1,020.0 million aggregate principal amount of the Debentures, resulting in a decrease of 2,021,958 shares of common stock reserved for the Debentures.

The Credit Rating Clause described above has been determined to be an embedded derivative as defined by SFAS No. 133. In accordance with SFAS No. 133, embedded derivatives are required to be recorded at their fair value. Based upon an external valuation, the Credit Rating Clause did not have a significant fair value at December 31, 2008 and 2007.

Interest Rate Swaps
The Company entered into the following interest rate swaps, whereby the Company effectively converted the fixed rate of interest on certain Notes to a floating rate, which is based on LIBOR. See Note 10 for further discussion of the interest rate swaps.

Hedged Notes Payable	Swap Rate	Notional Amount (In thousands) 2008	2007
$1,750.0 million 5.500% due 2014	6-month LIBOR in arrears + 0.6110%	**$750,000**	$750,000
	6-month LIBOR in arrears + 0.6085%	**650,000**	650,000
	6-month LIBOR in arrears + 0.6085%	**350,000**	350,000
1,500.0 million 6.700% due 2011	3-month LIBOR + 1.0892%	**750,000**	750,000
	3-month LIBOR + 0.8267%	**750,000**	750,000
1,500.0 million 5.250% due 2013	6-month daily average LIBOR + 0.8210%	**800,000**	800,000
	6-month daily average LIBOR + 0.8210%	**700,000**	700,000
500.0 million 6.450% due 2024	6-month LIBOR in arrears + 1.0370%	**250,000**	250,000
300.0 million 4.125% due 2008	6-month daily average LIBOR + 0.6430%	—	150,000
	6-month daily average LIBOR + 0.6430%	—	150,000

Interest (Income) Expense, net
The components of *Interest (income) expense, net* are as follows:

(In thousands) Year Ended December 31,	2008	2007	2006
Interest expense	**$ 561,790**	$ 696,583	$ 570,247
Interest income	**(467,348)**	(707,494)	(505,493)
Less: Amount capitalized for capital projects	**(69,500)**	(79,600)	(71,400)
Interest (income) expense, net	**$ 24,942**	$ (90,511)	$ (6,646)

Interest payments in connection with the Company's debt obligations for the years ended December 31, 2008, 2007 and 2006 amounted to $605.8 million, $642.5 million and $553.9 million, respectively.

8. Other Liabilities

Other noncurrent liabilities includes reserves for the *Redux* and *Pondimin* diet drug litigation (see Note 15) and reserves relating to income taxes, environmental matters, product liability and other litigation, employee benefit liabilities and minority interests.

The Company has responsibility for environmental, safety and cleanup obligations under various federal, state and local laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. It is the Company's policy to accrue for environmental cleanup costs if it is probable that a liability has been incurred and the amount can be reasonably estimated. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. Environmental expenditures that relate to an existing condition caused by past operations that do not contribute to current or future results of operations are expensed. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. The aggregate environmental-related accruals were $253.2 million and $269.1 million at December 31, 2008 and 2007, respectively. See Note 15 for discussion of contingencies.

The Company has an Executive Incentive Plan (EIP) and Performance Incentive Award Program (PIA), which provide financial awards to employees based on the Company's operating results and the individual employee's performance. Substantially all U.S. and Puerto Rico exempt employees, who are not subject to other incentive programs, and key international employees are eligible to receive cash awards under PIA, with our most highly compensated executives receiving awards under the EIP. The accrual for EIP and PIA awards for 2008, 2007 and 2006 was $249.7 million, $253.8 million and $236.8 million, respectively, and is included within *Accrued expenses.*

9. Pensions and Other Postretirement Benefits

Plan Descriptions

Pensions
The Company sponsors retirement plans for most full-time employees. These defined benefit and defined contribution plans cover all U.S. and certain international locations. Benefits from defined benefit pension plans are based primarily on participants' compensation and years of credited service. Generally, the Company's contributions to defined contribution plans are based on a percentage of each employee's contribution.

The Company maintains 401(k) savings plans that allow participation by substantially all U.S. employees. Most employees are eligible to enroll in the savings plan on their hire date and can contribute between 1% and 50% of their base pay. The Company provides a matching contribution to eligible participants of 50% on the first 6% of base pay contributed to the plan, or a maximum of 3% of base pay. Employees can direct their contributions and the Company's matching contributions into any of the funds offered. These funds provide participants with a cross section of investing options, including a Company common stock fund. All contributions to the Company's common stock fund, whether by employee or employer, can be transferred to other fund choices daily.

Total pension expense for both defined benefit and defined contribution plans for 2008, 2007 and 2006 was

$346.4 million, $338.8 million and $354.5 million, respectively, of which pension expense for defined contribution plans for 2008, 2007 and 2006 totaled $104.1 million, $102.6 million and $98.8 million, respectively.

Other Postretirement Benefits
The Company provides postretirement health care and life insurance benefits for certain retirees from most U.S. locations and Canada. Most full-time employees become eligible for these benefits after attaining specified age and satisfying service requirements.

Pension Plan Assets
U.S. Pension Plan Assets
Pension plan assets to fund the Company's qualified defined benefit plans' obligations are invested in accordance with certain asset allocation criteria and investment guidelines established by the Company's Investment Committee (a Board-appointed committee that replaced the Company's Pension and Retirement Committees in April 2008).

The Company's U.S. qualified defined benefit pension plans' (the Plans) asset allocation, by broad asset class, was as follows as of December 31, 2008 and 2007, respectively:

	Target Asset Allocation Percentage as of December 31,		Percentage of Plan Assets as of December 31,	
Asset Class	**2008**	**2007**	**2008**	**2007**
U.S. equity	**35%**	35%	**26%**	34%
Non-U.S. equity	**25%**	25%	**18%**	28%
U.S. and international fixed income and cash	**30%**	30%	**45%**	28%
Alternative investments	**10%**	10%	**11%**	10%

The Plans' assets totaled $3,377.6 million and $4,213.3 million at December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007, the Plans' assets represented approximately 85% and 84% of total worldwide plan assets, respectively. Investment responsibility for these assets is assigned to outside investment managers under the supervision of the Company's Investment Committee, and participants do not have the ability to direct the investment of these assets. Each of the Plans' asset classes is broadly diversified by security, market capitalization (e.g., exposure to large cap and small cap), industrial sector and investment style (i.e., exposure to growth and value). Historically, the Company has attempted to maintain asset class exposure in line with prevailing target asset allocation percentages through monthly rebalancing toward those targets. The significant price declines experienced by global equity markets in 2008, combined with cash contributions totaling $500.0 million that were made by the Company in November and December 2008 that were not reallocated to the Plans' equity asset classes as of December 31, 2008, were the primary causes of the deviations between the Plans' actual allocation percentages and the target mix as of December 31, 2008. The Investment Committee continues to monitor the Plans' allocation percentages in relation to the applicable asset mix targets and takes into account the economic and financial market environment in determining an appropriate rebalancing strategy.

Within U.S. equity, the Plans use a combination of enhanced index and active investment strategies. Investment vehicles utilized within these categories include both separately managed accounts and diversified funds. The Plans' active investment managers are prohibited from investing in the Company's common stock.

The Plans' non-U.S. equity composite is invested primarily in mature or developed markets using active investment strategies and separately managed accounts. The Plans' exposure to emerging or developing markets is achieved through investment in diversified funds.

U.S. and international fixed income assets are invested largely in securities categorized as investment grade using active investment strategies, and investment vehicles utilized include separately managed accounts and diversified funds. The Plans, however, do maintain modest exposure to below investment grade debt, specifically, high-yield U.S. fixed income and emerging market debt. The Plans' separate fixed income account managers are prohibited from investing in debt securities issued by the Company. At December 31, 2008, the Plans held $400.7 million in mortgage-backed securities within its fixed income assets, the majority of which were U.S. agency securities. The Plans' exposure to mortgage-backed securities did not result in a disproportionately negative impact on Plan asset performance in 2008. The alternative investments (e.g., hedge funds, real estate and private equity) are split equally between two outside investment managers. Investment vehicles utilized within these categories include both diversified funds and direct limited partnership investments.

The Plans' assets are managed with the objectives of minimizing pension expense and cash contributions over the long term. With the assistance of an outside investment consultant, asset-liability studies are performed approximately every five years, and the Plans' target asset allocation percentages are adjusted accordingly. The investment managers of each separately managed account are prohibited from investing in derivative securities, except for currency hedging activities, which are permitted within the Plans' non-U.S. asset classes. With respect to the diversified funds in which the Plans invest, the investment guidelines permit derivative securities in the portfolio, but the use of leverage (e.g., margin borrowing) is prohibited. With respect to alternative investments, however, the use of leverage is permitted.

Investment performance is reviewed on a monthly basis in total, as well as by asset class and individual manager, relative to one or more appropriate benchmarks. On a quarterly basis, the investment consultant performs a detailed statistical analysis of both investment performance and portfolio holdings. Formal meetings are held with each investment manager at least once per year to review investment performance and to ascertain whether any changes in process or turnover in professional personnel have occurred at the management firm.

Non-U.S. Pension Plan Assets
At December 31, 2008 and 2007, the Company's non-U.S. defined benefit pension plan assets totaled $602.8 million and $818.8 million, respectively, which represented approximately 15% and 16% of total worldwide plan assets at December 31, 2008 and 2007, respectively. The Company's United Kingdom (U.K.) and Canadian plan assets in the aggregate totaled $380.7 million and $543.4 million at December 31, 2008 and 2007, respectively, and represented approximately 63% of the non-U.S. total plan assets at December 31, 2008 compared with approximately 66% of the non-U.S. total plan assets at December 31, 2007. At December 31, 2008, the non-U.S. defined benefit plans' investments in mortgage-backed securities were not significant.

The following table presents the Company's U.K. and Canadian pension plan asset allocation, by broad asset class, as of December 31, 2008 and 2007, respectively:

Asset Class	Percentage of U.K. Plan Assets as of December 31, 2008	2007	Percentage of Canadian Plan Assets as of December 31, 2008	2007
U.K./Canadian equity	**21%**	43%	**26%**	32%
Non-U.K./Non-Canadian equity	**30%**	14%	**29%**	39%
U.K./Canadian fixed income and cash	**49%**	43%	**45%**	29%

U.K. defined benefit pension assets totaled $276.1 million and $392.4 million at December 31, 2008 and 2007, respectively, which represented approximately 7% and 8% of total worldwide plan assets at December 31, 2008 and 2007, respectively. Investment responsibility is assigned to outside investment managers, and participants do not have the ability to direct the investment of these assets. Each of the U.K. plan's asset classes is broadly diversified and invested primarily in index based funds.

Canadian defined benefit pension assets totaled $104.6 million and $151.0 million at December 31, 2008 and 2007, respectively, which represented approximately 3% of total worldwide plan assets at December 31, 2008 and 2007, respectively. Investment responsibility is assigned to outside investment managers, and participants do not have the ability to direct the investment of these assets. Each of the Canadian plan's asset classes is broadly diversified and actively managed.

Plan Obligations, Plan Assets, Funded Status and Periodic Cost
The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS No. 158), as of December 31, 2006. As a result of adopting SFAS No. 158, a charge of $1,130.5 million was made to *Accumulated other comprehensive income (loss)* as of December 31, 2006.

The amounts in *Accumulated other comprehensive income (loss)* that are expected to be recognized as components of net periodic benefit cost during the 2009 fiscal year are as follows:

(In thousands)	Pension	Postretirement	Total
Prior service cost (credit)	$ 3,326	$(47,288)	$ (43,962)
Net unrecognized actuarial loss	212,676	49,792	262,468
Transition obligation	443	—	443

The Company uses a December 31 measurement date for its defined benefit pension plans. The change in the benefit obligation for the Company's defined benefit pension plans for 2008 and 2007 was as follows:

(In thousands)	Pensions		Other Postretirement Benefits	
Change in Benefit Obligation	**2008**	**2007**	**2008**	**2007**
Benefit obligation at January 1	**$5,502,400**	$5,446,675	**$1,775,126**	$1,697,511
Service cost	**201,760**	213,930	**52,896**	57,424
Interest cost	**332,278**	312,583	**109,136**	102,808
Amendments and other adjustments	**243**	83,226	**(29,291)**	(71,065)
Net actuarial loss (gain)	**207,583**	(241,678)	**101,220**	81,157
Special termination benefits	**20,446**	—	—	—
Benefits paid	**(593,445)**	(373,105)	**(118,517)**	(100,799)
Currency translation adjustment	**(99,681)**	60,769	**(10,540)**	8,090
Benefit obligation at December 31	**$5,571,584**	$5,502,400	**$1,880,030**	$1,775,126

The increase in the benefit obligation for pensions was due to an actuarial loss primarily resulting from the decrease in the discount rate as described in the "Plan Assumptions" section contained herein. Also contributing to the increase was additional termination benefits paid to individuals affected by the Company's productivity initiatives. The higher costs were partially offset by increased benefit payments primarily resulting from planned headcount reductions due to the Company's productivity initiatives. The prior year actuarial gain was primarily due to the increase in the discount rate.

The change in the benefit obligation for other postretirement benefit plans included an actuarial loss due to the decrease in the discount rate, as described in the "Plan Assumptions" section contained herein. The gains attributable to plan amendments and other adjustments reflect increases in prescription drug co-payments and medical out-of-pocket and plan deductibles by retirees.

The change in plan assets for the Company's defined benefit pension plans for 2008 and 2007 was as follows:

(In thousands)	Pensions		Other Postretirement Benefits	
Change in Plan Assets	**2008**	**2007**	**2008**	**2007**
Fair value of plan assets at January 1	**$ 5,032,094**	$4,662,030	**$ —**	$ —
Actual return on plan assets	**(1,169,585)**	397,888	**—**	—
Adjustments	**—**	71,555	**—**	—
Company contributions	**820,058**	228,170	**118,517**	100,799
Benefits paid	**(593,445)**	(373,105)	**(118,517)**	(100,799)
Currency translation adjustment	**(108,778)**	45,556	**—**	—
Fair value of plan assets at December 31	**$ 3,980,344**	$5,032,094	**$ —**	$ —

The Company made contributions to the U.S. qualified defined benefit pension plans of $664.6 million and $171.5 million in 2008 and 2007, respectively. The contributions were made to fund a portion of the current pension expense for the U.S. qualified defined benefit pension plans, as well as to offset a portion of investment losses experienced in 2008. The current portion of the pension liability at December 31, 2008 and 2007 was approximately $25.1 million and $35.1 million, respectively.

There were no plan assets for the Company's other postretirement benefit plans at December 31, 2008 and 2007, as postretirement benefits are funded by the Company when claims are paid. The current portion of the accrued benefit liability for other postretirement benefits was approximately $102.7 million and $99.8 million at December 31, 2008 and 2007, respectively.

The Company expects to contribute approximately $440.0 million to its qualified defined benefit pension plans and make payments of approximately $103.0 million for its other postretirement benefits in 2009.

Amounts relating to our defined benefit pension and postretirement benefit plans, which are included in the consolidated balance sheet, are as follows:

(In thousands)	Pensions and Postretirement Benefits	
Amounts Recognized in the Consolidated Balance Sheets	**2008**	**2007**
Other assets including deferred taxes	**$ 35,168**	$ 65,889
Pension liability	**(1,626,408)**	(536,964)
Postretirement benefit obligations	**(1,880,030)**	(1,775,126)
Accumulated other comprehensive income (loss)	**(2,197,349)**	(1,081,325)

Net periodic benefit cost for the Company's defined benefit pension plans and other postretirement benefit plans for 2008, 2007 and 2006 was as follows:

(In thousands)	Pensions			Other Postretirement Benefits		
Components of Net Periodic Benefit Cost	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**
Service cost	**$ 201,760**	$ 213,930	$ 193,124	**$ 52,896**	$ 57,424	$ 49,070
Interest cost	**332,278**	312,583	282,764	**109,136**	102,808	95,074
Expected return on plan assets	**(412,323)**	(404,174)	(360,046)	**—**	—	—
Amortization of prior service cost (credit)	**3,842**	8,822	10,635	**(46,288)**	(41,970)	(38,997)
Amortization of transition obligation	**465**	706	455	**—**	—	—
Recognized net actuarial loss	**70,601**	104,411	129,540	**46,349**	53,034	52,689
Special termination benefits	**20,446**	—	—	**—**	—	—
Settlement (gain) loss	**25,290**	(83)	(745)	**—**	—	—
Net periodic benefit cost	**$ 242,359**	$ 236,195	$ 255,727	**$162,093**	$171,296	$157,836

Net periodic benefit cost for pensions increased slightly as a result of special termination benefits and settlement losses associated with the Company's productivity initiatives, partially offset by lower actuarial losses for the year due to the increase in the discount rate.

Net periodic benefit cost for other postretirement benefits was lower in 2008 compared with 2007 due primarily to the adoption of plan amendments resulting in lower service cost amortizations and lower recognized losses due to favorable plan experience.

Estimated Future Benefit Payments

The Company expects to pay the following in benefit payments related to its defined benefit pension plans and other postretirement benefit plans, which reflect expected future service, as appropriate. Expected payments for other postretirement benefits have been reduced by the Medicare Part D subsidy.

(In thousands)	Pensions	Other Postretirement Benefits	Medicare Part D Subsidy
2009	$ 303,700	$ 102,700	$11,300
2010	327,200	107,700	12,300
2011	344,000	112,800	13,200
2012	373,000	116,100	14,100
2013	399,100	119,500	15,000
2014-2018	2,387,300	646,100	75,000

Plan Assumptions

Weighted average assumptions used in developing the benefit obligations at December 31 and net periodic benefit cost for the U.S. pension and postretirement plans were as follows:

	Pensions			Other Postretirement Benefits		
Benefit Obligations	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**
Discount rate	**6.25%**	6.45%	5.90%	**6.25%**	6.45%	5.90%
Rate of compensation increase	**4.00%**	4.00%	4.00%	—	—	—

	Pensions			Other Postretirement Benefits		
Net Periodic Benefit Cost	**2008**	**2007**	**2006**	**2008**	**2007**	**2006**
Discount rate	**6.45%**	5.90%	5.65%	**6.45%**	5.90%	5.65%
Rate of compensation increase	**4.00%**	4.00%	4.00%	—	—	—
Expected return on plan assets	**8.75%**	9.00%	9.00%	—	—	—

The discount rate assumption relating to U.S. pension plan and other postretirement benefit liabilities is determined on an annual basis by the Company, with input from an outside actuary. The process by which the assumed discount rate is developed attempts to match the projected stream of benefit payments to the yields provided by high-quality corporate bonds (i.e., those rated Aa3 or better by Moody's) at all points across the yield curve at the applicable measurement date. In developing the assumed discount rate, the rates at each point on the yield curve are weighted based on the proportion of benefit payments expected to be paid at that point on the curve relative to the total.

The expected return on assets of the Plans is determined on an annual basis by the Company, with input from an outside investment consultant. The Company maintains a long-term investment horizon (e.g., 10 years or more) in developing the expected rate of return assumption, and the impact of current/short-term market factors is not permitted to exert a disproportionate influence on the process. While long-term historical returns are a factor in this process, consideration also is given to forward-looking factors, including, but not limited to, the following:

- Expected economic growth and inflation;
- The forecasted statistical relationship (i.e., degree of correlation, or co-movement) between the various asset classes in which the Plans invest;
- Forecasted volatility for each of the component asset classes;
- Current yields on debt securities; and
- The likelihood of price-earnings ratio expansion or contraction.

Finally, the expected return on plan assets does not represent the forecasted return for the near term; rather, it represents a best estimate of normalized capital market returns over the next decade or more, based on the target asset allocation in effect.

The assumed health care cost trends for the Company's other postretirement benefit plans for 2008, 2007 and 2006 are as follows:

	Other Postretirement Benefits		
Assumed Health Care Cost Trend	**2008**	**2007**	**2006**
Health care cost trend rate assumed for next year	**9.00%**	9.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	**2015**	2014	2011

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In thousands)	1 Percentage-Point Increase	1 Percentage-Point Decrease
Effect on annual service and interest cost	$ 27,603	$ (22,048)
Effect on postretirement benefit obligation	254,655	(209,367)

10. Derivative Instruments and Foreign Currency Risk Management Programs

Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the balance sheet with changes in the fair value of the derivatives recognized in either *Net income* or *Accumulated other comprehensive income (loss)*, depending on the timing and designated purpose of the derivative. The fair value of forward contracts, currency option contracts and interest rate swaps reflects the present value of the contracts, taking into consideration counterparty credit risk, at December 31, 2008.

The Company currently engages in two primary programs to manage its exposure to intercompany and third-party foreign currency risk. The two programs and the corresponding derivative contracts are as follows:

1. Short-term foreign currency forward contracts and swap contracts are used as economic hedges to neutralize month-end balance sheet exposures. These contracts essentially take the opposite currency position of that projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings. The Company recorded a net gain of $154.7 million in 2008 and a net loss of $32.4 million and $85.8 million in 2007 and 2006, respectively, in *Other (income) expense, net* related to gains and losses on these foreign currency forward contracts and swap contracts. These amounts consist of gains and losses from contracts settled during 2008, 2007 and 2006, as well as contracts outstanding at December 31, 2008, 2007 and 2006 that are recorded at fair value. The related cash flow impact of these derivatives is reflected as cash flows from operating activities.
2. The Company uses foreign currency options and forward contracts in its cash flow hedging program to partially cover foreign currency risk related to international intercompany inventory sales. These instruments are designated as cash flow hedges, and, accordingly, any unrealized gains or losses are included in *Accumulated other comprehensive income (loss)* with the corresponding asset or liability recorded on the balance sheet. The Company recorded an after-tax net gain of $146.0 million in 2008 and after-tax net losses of $28.7 million and $10.3 million for 2007 and 2006, respectively, in *Accumulated other comprehensive income (loss)* with the corresponding asset/liability recorded in *Other current assets including deferred taxes/Accrued expenses* related to these cash flow hedges. The unrealized net gains in *Accumulated other comprehensive income (loss)* will be reclassified into the consolidated statement of operations when the inventory is sold to a third party. The Company anticipates recognizing the 2008 net gains during the next 12 months. In 2008, 2007 and 2006, the Company recognized net losses of $75.2 million, $13.9 million and $16.4 million, respectively, related to cash flow hedges on inventory that was sold to third parties. These losses are included in *Other (income) expense, net.* Option and forward contracts outstanding as of December 31, 2008 expire no later than September 2009.

The Company also has entered into the following effective fair value interest rate swaps to manage interest rate exposures:

(In thousands) **Hedged Notes Payable**	**Maturity Date**	**Notional Amount**	**Fair Value Assets (Liabilities) 2008**	**Fair Value Assets (Liabilities) 2007**
$1,750,000, 5.500%	2014	$750,000	**$ 82,301**	$ 21,149
	2014	650,000	**73,524**	16,485
	2014	350,000	**39,945**	9,021
1,500,000, 6.700%	2011	750,000	**68,563**	42,814
	2011	750,000	**67,540**	42,377
1,500,000, 5.250%	2013	800,000	**65,113**	7,774
	2013	700,000	**59,155**	6,276
500,000, 6.450%	2024	250,000	**64,676**	12,845
300,000, 4.125%	2008	150,000	**—**	(245)
	2008	150,000	**—**	(937)
Total			**$520,817**	$157,559

These interest rate swaps effectively convert the fixed rate of interest on these Notes to a floating rate. Interest expense on these Notes is adjusted to include the payments made or received under the interest rate swap agreements. The fair value of these swaps has been recorded in *Other assets including deferred taxes* or *Accrued expenses* with the corresponding offset recorded to the respective underlying Notes in *Loans payable/Long-term debt.* There was no hedge ineffectiveness recorded by the Company in the consolidated statement of operations in 2008, 2007 or 2006.

11. Income Taxes

The components of the Company's *Income before income taxes* based on the location of operations were:

(In thousands) **Year Ended December 31,**	**2008**	**2007**	**2006**
U.S.	**$3,092,674**	$3,677,087	$2,486,467
Non-U.S.	**3,245,413**	2,779,595	2,943,437
Income before income taxes	**$6,338,087**	$6,456,682	$5,429,904

The *Provision for income taxes* consisted of:

(In thousands) **Year Ended December 31,**	**2008**	2007	2006
Current:			
Federal	**$ 707,307**	$ 645,579	$ 229,348
State	**89,560**	5,774	(8,293)
Foreign	**699,068**	724,565	390,857
Current provision for income taxes	**1,495,935**	1,375,918	611,912
Deferred:			
Federal	**327,326**	293,656	671,386
State	**32,837**	131,951	(33,454)
Foreign	**64,156**	39,197	(16,646)
Deferred provision for income taxes	**424,319**	464,804	621,286
Total provision for income taxes	**$1,920,254**	$1,840,722	$1,233,198

Net deferred tax assets were reflected on the consolidated balance sheets at December 31 as follows:

(In thousands)	**2008**	2007
Net current deferred tax assets	**$1,308,523**	$1,527,537
Net noncurrent deferred tax assets	**2,070,566**	1,645,647
Net current deferred tax liabilities	**(12,891)**	(13,508)
Net noncurrent deferred tax liabilities	**(213,088)**	(158,835)
Net deferred tax assets	**$3,153,110**	$3,000,841

Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets result principally from the recording of certain accruals and reserves that currently are not deductible for tax purposes, from an elective deferral for tax purposes of research and development costs, from loss carryforwards and from tax credit carryforwards. Deferred tax liabilities result principally from the use of accelerated depreciation for tax purposes.

The components of the Company's deferred tax assets and liabilities at December 31 were as follows:

(In thousands)	**2008**	2007
Deferred tax assets:		
Diet drug product litigation accruals	**$ 381,914**	$ 790,408
Product litigation and environmental liabilities and other accruals	**729,981**	592,309
Postretirement, pension and other employee benefits	**1,750,711**	1,252,411
Net operating loss (NOL) and other carryforwards	**44,788**	45,910
State tax NOL and other carryforwards, net of federal tax	**135,625**	111,025
State tax on temporary differences, net of federal tax	**175,829**	180,748
Restructuring	**91,053**	81,045
Inventory reserves	**600,190**	449,340
Investments and advances	**137,157**	71,550
Property, plant and equipment	**51,480**	54,462
Research and development costs	**245,174**	324,650
Intangibles	**83,508**	122,113
Other	**26,816**	27,611
Total deferred tax assets	**4,454,226**	4,103,582
Deferred tax liabilities:		
Tax on earnings which may be remitted to the United States	**(205,530)**	(205,530)
Depreciation	**(709,870)**	(568,480)
Pension and other employee benefits	**(9,260)**	(25,874)
Intangibles	**(132,438)**	(136,815)
Investments	**(22,675)**	(23,767)
Other	**(102,253)**	(41,343)
Total deferred tax liabilities	**(1,182,026)**	(1,001,809)
Deferred tax asset valuation allowances	**(12,309)**	(7,689)
State deferred tax asset valuation allowances, net of federal tax	**(106,781)**	(93,243)
Total valuation allowances	**(119,090)**	(100,932)
Net deferred tax assets	**$ 3,153,110**	$ 3,000,841

Deferred taxes for net operating losses and other carryforwards principally relate to federal and foreign net operating losses and tax credits that have various carryforward periods. Although not material, valuation allowances have been established for certain foreign deferred tax assets as the Company has determined that it was more likely than not that these benefits will not be realized. The Company has not established valuation allowances related to its net federal or foreign deferred tax assets of $2,960.7 million as the Company believes that it is more likely than not that the benefits of these assets will be realized.

As of December 31, 2008, the Company had deferred state tax assets for net operating loss carryforwards and tax credit carryforwards, net of federal tax, of $135.6 million and net deferred state tax assets for cumulative temporary differences, net of federal tax, of $175.8 million. Valuation allowances of $106.8 million have been established for state deferred tax assets, net of federal tax, related to net operating losses, credits and accruals as the Company determined it was more likely than not that these benefits will not be realized. The change in the valuation allowance in 2008 was due to adjustments relating to pension and other postretirement benefits included in *Accumulated other comprehensive income (loss)*. In the third quarter of

2006, the Company released a previously established valuation allowance against state deferred tax assets of $70.4 million, net of tax ($0.05 per share-diluted) recorded within the *Provision for income taxes.*

As of December 31, 2008, income taxes were not provided on unremitted earnings of $13,322.3 million expected to be permanently reinvested internationally. If income taxes were provided on those earnings, such taxes would approximate $2,711.0 million.

The difference between income taxes based on the U.S. statutory rate and the Company's provision was due to the following:

(In thousands)

Year Ended December 31,	2008	2007	2006
Provision at U.S. statutory tax rate	**$2,218,330**	$2,259,839	$1,900,467
Increase (decrease) in taxes resulting from:			
Puerto Rico, Ireland and Singapore manufacturing operations	**(344,793)**	(391,458)	(546,544)
Research tax credits	**(69,925)**	(67,500)	(64,115)
Refunds of prior year taxes	**(24,188)**	(4,836)	(24,258)
State taxes, net of federal taxes:			
Provision	**79,559**	101,487	79,496
Valuation allowance adjustment	**—**	(10,513)	(106,631)
Restructuring/special charges	**49,185**	16,690	12,361
All other, net	**12,086**	(62,987)	(17,578)
Provision at effective tax rate	**$1,920,254**	$1,840,722	$1,233,198

The tax benefit attributable to the effect of Puerto Rico manufacturing operations is principally due to a government grant in Puerto Rico that reduces the tax rate on most of the Company's income from manufacturing operations in Puerto Rico from 39% to a range of 0% to 2% through 2023.

Total income tax payments, net of tax refunds, in 2008, 2007 and 2006 amounted to $1,440.2 million, $1,138.7 million and $621.2 million, respectively.

The Company files tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In 2007, the Company completed and effectively settled an audit for the 1998-2001 tax years with the Internal Revenue Service (IRS). Taxing authorities in various jurisdictions are in the process of reviewing the Company's tax returns. Except for the California Franchise Tax Board, where the Company has filed protests for the 1996-2003 tax years, taxing authorities are generally reviewing tax returns for post-2001 tax years, including the IRS, which has begun its audit of the Company's tax returns for the 2002-2005 tax years. Certain of these taxing authorities are examining tax positions associated with the Company's cross-border arrangements. While the Company believes that these tax positions are appropriate and that its reserves are adequate with respect to such positions, it is possible that one or more taxing authorities will propose adjustments in excess of such reserves and that conclusion of these audits will result in adjustments in excess of such reserves. An unfavorable resolution for open tax years could have a material effect on the Company's results of operations or cash flows in the period in which an adjustment is recorded and in future periods. The Company believes that an unfavorable resolution for open tax years would not be material to the financial position of the Company; however, each year the Company records significant tax benefits with respect to its cross-border arrangements, and the possibility of a resolution that is material to the financial position of the Company cannot be excluded.

The Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109" (FIN No. 48), on January 1, 2007. As a result of the adoption, the Company recognized a $295.4 million increase in the liability for unrecognized tax benefits, interest and penalties across all jurisdictions, which were accounted for as a charge to *Retained earnings* on January 1, 2007. The Company's gross unrecognized tax benefits at December 31, 2008 and December 31, 2007 were $1,185.5 million and $956.7 million, respectively. If these gross unrecognized tax benefits were recognized, there would be a net favorable impact on the *Provision for income taxes* of $975.9 million and $807.6 million at December 31, 2008 and 2007, respectively. A reconciliation of the change in gross unrecognized tax benefits during 2008 and 2007 is as follows:

(In thousands)

Gross Unrecognized Tax Benefits	2008	2007
Balance at January 1	**$ 956,642**	$1,174,410
Additions relating to the current year	**191,829**	148,214
Additions relating to prior years	**152,369**	91,782
Reductions relating to prior years	**(30,035)**	(40,035)
Settlements during the year	**(85,266)**	(266,603)
Reductions due to lapse of statute of limitations	**—**	(151,126)
Balance at December 31	**$1,185,539**	$ 956,642

The Company does not expect any significant changes to the above gross unrecognized tax benefits during the next 12 months.

The Company recognizes interest and penalties relating to gross unrecognized tax benefits as a component of *Provision for income taxes.* The Company had $319.4 million and $288.0 million of accrued interest and penalties as of December 31, 2008 and 2007, respectively.

12. Capital Stock

There were 2,400,000,000 shares of common stock and 5,000,000 shares of preferred stock authorized at December 31, 2008 and 2007, respectively. Of the authorized shares of preferred stock, there is a series of shares (8,971 shares and 9,467 shares outstanding at December 31, 2008 and 2007, respectively), which is designated as $2.00 convertible preferred stock. Each share of the $2.00 series is convertible at the option of the holder into 36 shares of common stock. This series may be called for redemption at $60.00 per share plus accrued dividends.

Changes in outstanding common stock during 2008, 2007 and 2006 were as follows:

(In thousands except shares of preferred stock)	2008	2007	2006
Balance at January 1	**1,337,786**	1,345,250	1,343,349
Issued for stock options	**2,381**	16,663	13,152
Purchases of common stock for treasury	**(10,692)**	(25,800)	(13,016)
Issued for stock awards and conversions of preferred stock (496, 1,617 and 3,631 shares in 2008, 2007 and 2006, respectively)	**2,079**	1,673	1,765
Balance at December 31	**1,331,554**	1,337,786	1,345,250

On January 27, 2006, the Company's Board of Directors approved a share repurchase program allowing for the repurchase of up to 15,000,000 shares of the Company's common stock. The Company repurchased 13,016,400 shares of common stock during 2006. On January 25, 2007, the Company's Board of Directors amended the previously authorized share repurchase program to allow for future repurchases of up to 30,000,000 shares of common stock, inclusive of 1,983,600 shares of common stock that remained under the prior authorization. On September 27, 2007, the Company's Board of Directors further amended the program to allow for repurchases of up to $5,000.0 million of the Company's common stock inclusive of $1,188.2 million of repurchases executed between January 25, 2007 and September 27, 2007 under the prior authorization. As of December 31, 2008, the remaining authorization for future repurchases under the amended program was $3,268.1 million. The share repurchase program has no time limit and may be suspended for periods or discontinued at any time.

Treasury stock is accounted for using the par value method. Shares of common stock held in treasury at December 31, 2008, 2007 and 2006 were 91,115,031, 84,864,647 and 77,342,696, respectively. The Company did not retire any shares held in treasury during 2008, 2007 and 2006.

13. Stock-Based Compensation

The Company adopted the provisions of SFAS No. 123R effective January 1, 2006. SFAS No. 123R requires all share-based payments, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. The Company selected the modified prospective method as prescribed under SFAS No. 123R, which requires companies (1) to record compensation expense for the unvested portion of previously issued awards that remain outstanding at the initial date of adoption and (2) to record compensation expense for any awards issued, modified or settled after the effective date of the statement.

The following table summarizes the components and classification of stock-based compensation expense:

(In thousands except per share amounts) Year Ended December 31,	2008	2007	2006
Stock options	**$ 86,551**	$126,140	$170,778
Restricted stock unit awards	**69,307**	41,916	43,818
Performance-based restricted stock unit awards	**50,013**	76,657	62,309
Stock-based compensation expense, after-tax	**$205,871**	$244,713	$276,905
Pharmaceuticals	**$218,144**	$266,703	$274,691
Consumer Healthcare	**19,117**	24,186	27,030
Animal Health	**8,570**	10,884	11,023
Corporate	**68,511**	65,756	80,586
Total stock-based compensation expense	**$314,342**	$367,529	$393,330
Cost of goods sold	**$ 29,280**	$ 37,143	$ 30,794
Selling, general and administrative	**189,671**	223,219	249,712
Research and development	**95,391**	107,167	112,824
Total stock-based compensation expense	**314,342**	367,529	393,330
Tax benefit	**108,471**	122,816	116,425
Stock-based compensation expense, after-tax	**$205,871**	$244,713	$276,905
Decrease in diluted earnings per share	**$ 0.15**	$ 0.18	$ 0.20

The fair value of issued stock options is estimated on the date of grant utilizing a Black-Scholes option-pricing model that incorporates the assumptions noted in the table below. Expected volatilities are based on implied volatilities from traded options on the Company's stock and historical volatility of the Company's stock price. The weighted average fair value of the options granted in 2008, 2007 and 2006 was determined using the following assumptions:

Year Ended December 31,	2008	2007	2006
Expected volatility of stock price	**28.6%**	20.1%	24.3%
Expected dividend yield	**3.2%**	2.1%	2.1%
Risk-free interest rate	**3.3%**	4.6%	5.0%
Expected life of options	**6 years**	6 years	6 years
Weighted average fair value of stock options granted	**$10.21**	$12.64	$12.92

Based on available guidance, the Company believes blended volatility rates that combine market-based measures of implied volatility with historical volatility rates are a more appropriate indicator of the Company's expected volatility. The expected life of stock options is estimated based on historical data on exercises of stock options and other factors to estimate the expected term of the stock options granted. The expected dividend yields are based on the forecasted annualized dividend rate. The risk-free interest rates are derived from the U.S. Treasury yield curve in effect on the date of grant for instruments with a remaining term similar to the expected life of the options. In addition, the Company applies an expected forfeiture rate when amortizing stock-based compensation expenses. The estimate of the forfeiture rate is based primarily upon historical experience of employee turnover. As actual forfeitures become known, stock-based compensation expense is adjusted accordingly.

The Company has several Stock Incentive Plans that provide for the granting of stock options, service-vested restricted stock unit awards and performance-based restricted stock unit awards. Under the Stock Incentive Plans, awards may be granted with respect to a maximum of 225,000,000 shares (of which 37,000,000 shares may be used for service-vested restricted stock unit and performance-based restricted stock unit awards). At December 31, 2008, there were 54,639,614 shares available for future grants under the Stock Incentive Plans, of which up to 16,258,442 shares were available for service-vested restricted stock unit and performance-based restricted stock unit awards.

During 2005, the Company implemented the Long Term Incentive Program (LTIP), which replaced the stock option program in effect at that time. Under the LTIP, eligible employees receive a combination of stock options, service-vested restricted stock units and/or performance-based restricted stock units. Stock options are granted with an exercise price equal to the market value of the Company's common stock on the date the option is granted. Stock options vest ratably over a three-year period and have a contractual term of 10 years. The service-vested restricted stock units generally are converted to shares of common stock subject to the awardee's continued employment on the third anniversary of the date of grant. The performance share unit awards granted in 2006 are composed of units that may be converted to shares of common stock (one share per unit) (up to 200% of the award) based on the achievement of certain performance criteria related to a future performance year (i.e., 2008 for a 2006 award) and on achievement of a second multi-year performance criterion; namely, Wyeth's Total Shareholder Return ranking compared with that of an established peer group of companies for the period January 1, 2006 through December 31, 2008. Similarly, performance-based restricted stock unit awards granted in 2007 also are composed of units that may be converted to shares of common stock (one share per unit) (up to 200% of the award) based on certain performance criteria related to a future performance year (i.e., 2009 for a 2007 award) and for most awardees on the achievement of a second multi-year performance criterion; namely, Wyeth's Total Shareholder Return ranking compared with that of an established peer group of companies for the period January 1, 2007 through December 31, 2009. However, for certain of the Company's executive officer awardees, the Compensation and Benefits Committee retains discretion to apply criteria in addition to, or in lieu of, the Total Shareholder Return ranking to reduce the amount of the award earned on account of the performance criteria for the future performance year.

The fair value of performance-based restricted stock unit awards is estimated on the grant date utilizing the Monte Carlo pricing model. This pricing model, which incorporates assumptions about stock price volatility, dividend yield and risk-free rate of return, establishes fair value through the use of multiple simulations to evaluate the probability of the Company achieving various stock price levels and to determine the Company's ranking within its Total Shareholder Return performance criteria. However, for certain executive officers for which the Compensation and Benefits Committee retains discretion to apply criteria in addition to, or in lieu of, Wyeth's Total Shareholder Return ranking, the fair value of performance-based restricted stock unit awards is estimated on the grant date utilizing the grant date stock price, discounted for the dividend yield. Similarly, the fair value of service-vested restricted stock unit awards is estimated on the grant date utilizing the grant date stock price, discounted for the dividend yield over the restricted period.

Some of the Stock Incentive Plans permit the granting of stock appreciation rights (SARs), which entitle the holder to receive shares of the Company's common stock or cash equal to the excess of the market price of the common stock over the exercise price when exercised. At December 31, 2008, 2007 and 2006, there were no outstanding SARs.

Stock option information related to the plans was as follows:

Stock Options	2008	Weighted Average Exercise Price	2007	Weighted Average Exercise Price	2006	Weighted Average Exercise Price
Outstanding at January 1	**143,134,236**	**$51.46**	150,988,314	$50.04	154,950,739	$49.13
Granted	**12,334,654**	**44.42**	11,853,706	55.62	12,527,320	48.21
Canceled/forfeited	**(13,219,429)**	**51.26**	(3,044,952)	52.76	(3,338,102)	50.04
Exercised (2008—$34.19 to $48.22 per share)	**(2,385,211)**	**40.79**	(16,662,832)	41.33	(13,151,643)	37.64
Outstanding at December 31	**139,864,250**	**51.04**	143,134,236	51.46	150,988,314	50.04
Exercisable at December 31	**119,039,312**	**$51.51**	118,217,254	$51.66	119,360,854	$51.47

The total intrinsic value of options exercised during 2008 was $12.3 million. As of December 31, 2008, the total remaining unrecognized compensation cost related to stock options was $115.4 million, which will be amortized over the respective remaining requisite service periods ranging from one month to three years. The aggregate intrinsic value of stock options outstanding and exercisable at December 31, 2008 was $12.2 million and $11.8 million, respectively.

The following table summarizes information regarding stock options outstanding at December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$32.03 to 39.99	5,076,381	4.2 years	$35.26	4,954,801	$35.28
40.00 to 49.99	61,716,061	6.5 years	43.41	47,209,933	42.83
50.00 to 59.99	41,540,155	3.6 years	56.36	35,342,925	56.45
60.00 to 65.32	31,531,653	2.0 years	61.53	31,531,653	61.53
	139,864,250			119,039,312	

A summary of service-vested restricted stock unit and performance-based restricted stock unit awards activity as of December 31, 2008 and changes during the 12 months ended December 31, 2008 is presented below:

Service-Vested and Performance-Based Restricted Stock Units	Number of Nonvested Units	Weighted Average Grant Date Fair Value
Outstanding units at January 1, 2008	**10,517,910**	**$48.38**
Granted/earned	**4,497,977**	**42.92**
Distributed	**(3,283,334)**	**44.08**
Forfeited	**(718,110)**	**48.64**
Outstanding units at December 31, 2008	**11,014,443**	**$47.41**

As of December 31, 2008, the total remaining unrecognized compensation cost related to service-vested restricted stock unit and performance-based restricted stock unit awards amounted to $130.8 million and $66.8 million, respectively, which will be amortized over the respective remaining requisite service periods ranging from one month to four years.

At the April 24, 2008 Annual Meeting of Stockholders, the stockholders approved the 2008 Non-Employee Director Stock Incentive Plan under which directors receive only deferred stock units. This plan replaced the 2006 Non-Employee Director Stock Incentive Plan. Awards representing a maximum of 300,000 shares may be granted under the 2008 Non-Employee Director Stock Incentive Plan to new and continuing directors beginning in 2008. For the year ended December 31, 2008, 32,593 deferred stock units were issued from this plan.

At the April 27, 2006 Annual Meeting of Stockholders, the stockholders approved the 2006 Non-Employee Director Stock Incentive Plan, under which directors receive both stock options and deferred stock units. This plan replaced the Stock Option Plan for Non-Employee Directors and the 1994 Restricted Stock Plan for Non-Employee Directors and provided stock option and deferred stock units to continuing and new non-employee directors beginning in 2006. At December 31, 2008, a total of 73,500 options and

25,200 deferred stock units was granted, and no further grants will be issued from this plan.

Under the Stock Option Plan for Non-Employee Directors, a maximum of 250,000 shares was authorized for grant to non-employee directors at 100% of the fair market value of the Company's common stock on the date of the grant. Options no longer will be issued from this plan, under which a total of 226,000 stock options was granted and remained outstanding as of December 31, 2008.

Under the 1994 Restricted Stock Plan for Non-Employee Directors, a maximum of 100,000 restricted shares may be granted to non-employee directors. The restricted shares granted to each non-employee director are not delivered until prior to the end of a five-year restricted period. At December 31, 2008, 46,400 shares were available for future grants. Non-employee directors who joined the Board of Directors prior to April 27, 2006 will continue to receive their annual grants under this plan up to the maximum allowable shares (for each non-employee director, 4,000 restricted shares in the aggregate in annual grants of 800 shares); however, non-employee directors who joined the Board of Directors on or after April 27, 2006 will not receive grants of restricted shares under this plan.

14. Accumulated Other Comprehensive Income (Loss)

The components of *Accumulated other comprehensive income (loss)* are set forth in the following table:

(In thousands)	Foreign Currency Translation Adjustments[1]	Net Unrealized Gains (Losses) on Derivative Contracts[2]	Net Unrealized Gains (Losses) on Marketable Securities[2]	Minimum Pension Liability Adjustments	Pension and Postretirement Benefit Plans[2]	Accumulated Other Comprehensive Income (Loss)
Balance January 1, 2006	$ 25,604	$ (4,282)	$ 11,565	$ (97,612)	$ —	$ (64,725)
Period change	565,745	(6,060)	4,157	(41,234)	—	522,608
Adoption of SFAS No. 158	—	—	—	138,846	(1,269,395)	(1,130,549)
Balance December 31, 2006	591,349	(10,342)	15,722	—	(1,269,395)	(672,666)
Period change	771,971	(18,340)	(47,602)	—	188,070	894,099
Balance December 31, 2007	1,363,320	(28,682)	(31,880)	—	(1,081,325)	221,433
Period change	**(837,558)**	**174,653**	**(64,883)**	—	**(1,116,024)**	**(1,843,812)**
Balance December 31, 2008	**$ 525,762**	**$ 145,971**	**$ (96,763)**	**$ —**	**$ (2,197,349)**	**$ (1,622,379)**

(1) Income taxes generally are not provided for foreign currency translation adjustments, as such adjustments relate to permanent investments in international subsidiaries.

(2) Deferred income tax assets (liabilities) provided for net unrealized (losses) gains on derivative contracts at December 31, 2008, 2007 and 2006 were $(78,600), $15,444 and $5,569, respectively; for net unrealized gains (losses) on marketable securities at December 31, 2008, 2007 and 2006 were $22,640, $9,476 and $(7,656), respectively; and for pension and postretirement benefit plans at December 31, 2008, 2007 and 2006 were $1,255,388, $617,964 and $774,323, respectively.

15. Contingencies and Commitments

Contingencies

The Company is involved in various legal proceedings, including product liability, patent, commercial, environmental and antitrust matters, of a nature considered normal to its business (see Note 8 for discussion of environmental matters), the most important of which are described below. It is the Company's policy to accrue for amounts related to these legal matters if it is probable that a liability has been incurred and an amount is reasonably estimable. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable.

Prior to November 2003, the Company was self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, the Company became completely self-insured for product liability risks.

Accruals for product liability and other legal proceedings, except for the environmental matters discussed in Note 8, amounted to $1,406.2 million and $2,540.7 million as of December 31, 2008 and 2007, respectively. The Company also has receivables from insurance companies for these matters amounting to $241.9 million and $334.4 million as of December 31, 2008 and 2007, respectively.

Like many pharmaceutical companies in the current legal environment, the Company is involved in legal proceedings, including product liability, patent litigation, and suits and investigations relating to, among other things, pricing practices and promotional activities brought by governments and private payors, which are significant to its business, complex in nature and have outcomes that are difficult to predict. Product liability claims, regardless of their merits or their ultimate outcomes, are costly, divert management's attention, may adversely affect the Company's reputation and demand for its products, and may result in significant damages. Patent litigation, if resolved unfavorably, can injure the Company's business by subjecting the Company's products to earlier than expected generic competition and also can give rise to payment of significant damages or restrictions on the Company's future ability to operate its business. Investigations and/or suits brought by governments and/or private payors, regardless of their merits, are costly, divert management's attention and may adversely affect the Company's reputation and demand for its products and, if resolved unfavorably, result in significant payments of fines or damages.

The Company intends to vigorously defend itself and its products in the litigation described below and believes its legal positions are strong. However, from time to time, the Company may settle or decide no longer to pursue particular litigation as it deems advisable. In light of the circumstances discussed above, it is not possible to determine the ultimate outcome of the Company's legal proceedings, and, therefore, it is possible that the ultimate outcome of these proceedings could be material to the Company's results of operations, cash flows and financial position.

Product Liability Litigation

Diet Drug Litigation

The Company has been named as a defendant in numerous legal actions relating to the diet drugs *Pondimin* (which in combination with phentermine, a product that was not manufactured, distributed or sold by the Company, was commonly referred to as "fen-phen") or *Redux,* which the Company estimated were used in the United States, prior to their 1997 voluntary market withdrawal, by approximately 5.8 million people. These actions allege, among other things, that the use of *Redux* and/or *Pondimin,* independently or in combination with phentermine, caused certain serious conditions, including valvular heart disease and primary pulmonary hypertension (PPH).

On October 7, 1999, the Company announced a nationwide class action settlement (the nationwide settlement) to resolve litigation brought against the Company regarding the use of the diet drugs *Redux* or *Pondimin.* The nationwide settlement covered all claims arising out of the use of *Redux* or *Pondimin*, except for PPH claims, and was open to all *Redux* or *Pondimin* users in the United States. As originally designed, the nationwide settlement was comprised of two settlement funds to be administered by an independent Settlement Trust. Fund A (with a value at the time of settlement of $1,000.0 million plus $200.0 million for legal fees) was created to cover refunds, medical screening costs, additional medical services and cash payments, education and research costs, and administration costs. Fund A was fully funded by contributions by the Company. Fund B (which was to be funded by the Company on an as-needed basis up to a total of $2,550.0 million, plus interest) would compensate claimants with significant heart valve disease. Any funds remaining in Fund A after all Fund A obligations were met were to be added to Fund B to be available to pay Fund B injury claims. In December 2002, following a joint motion by the Company and plaintiffs' counsel, the Court approved an amendment to the settlement agreement, which provided for the merger of Funds A and B into a combined Settlement Fund to cover all expenses and injury claims in connection with the nationwide settlement. The merger of the two funds took place in January 2003. Pursuant to the Seventh Amendment to the settlement agreement, which became effective on May 16, 2006, the Company has committed an additional $1,275.0 million to fund a new claims processing structure and a new payment schedule for claims for compensation based on Levels I and II, the two lowest levels of the five-level settlement matrix. Payments under the nationwide settlement may continue, if necessary, until 2018.

The Company was required to establish a security fund as part of agreements entered into by the Company relative to the Settlement Trust. As of December 31, 2008, the balance in the security fund was $940.2 million, which is included in *Other assets including deferred taxes.* The amounts in the security fund are owned by the Company and will earn interest income for the Company while residing in the security fund. The Company will be required to deposit an additional $180.0 million in the security fund if the Company's credit rating, as reported by both Moody's and S&P, falls below investment grade. In addition, the Company was required to establish a security fund in connection with the Seventh Amendment. The amounts in the Seventh Amendment security fund are owned by the Company and will earn interest income for the Company while residing in the Seventh Amendment security fund. As of December 31, 2008, the amount in the Seventh Amendment security fund was $255.0 million and was included in *Other assets including deferred taxes.*

The nationwide settlement agreement gave class members the right to opt out of the settlement after receiving certain initial settlement benefits if they met certain medical criteria. Approximately 63,000 class members who chose to leave the nationwide settlement subsequently filed lawsuits against the Company. As of December 31, 2008, the Company had settled approximately 99% of these claims.

As of December 31, 2008, the Company was a defendant in approximately 55 pending lawsuits in which the plaintiff alleges a claim of PPH, alone or with other alleged injuries. During the course of settlement discussions, certain plaintiffs' attorneys have informed the Company that they represent additional individuals who claim to have PPH, but the Company is unable to evaluate whether any such additional purported cases of PPH would meet the nationwide settlement agreement's definition of PPH, a precondition to maintaining such a lawsuit.

On October 10, 2008, a jury in the Philadelphia Court of Common Pleas hearing the case of *Crowder, et al. v. Wyeth, et al.*, No. 06-00972, returned a verdict in favor of the Company at the close of the first phase of a reverse-bifurcated PPH trial; the trial therefore did not continue to the second, liability, phase. The jury found that plaintiffs had not proved that the use of *Pondimin* by the plaintiffs' decedent had caused the PPH that led to her death. Prior to the start of the trial, the court had ruled that plaintiffs could not pursue a claim for punitive damages in the case. Plaintiffs are appealing the verdict in favor of the Company.

On October 22, 2008, a jury in New Jersey Superior Court, Bergen County, hearing the case of *Stribling v. Wyeth Inc., et al.*, No. BER-L-2352-07 MT, in which plaintiff alleged that her use of *Pondimin* had caused PPH, returned a verdict in favor of the plaintiff and assessed total compensatory damages of $3.0 million against the Company. Prior to the start of the trial, the court had ruled that plaintiff could not pursue a claim for punitive damages in the case. The Company is appealing the verdict for the plaintiff.

The Company continues to work toward resolving the claims of individuals who allege that they have developed PPH as a result of their use of the diet drugs and intends to vigorously defend those PPH cases that cannot be resolved prior to trial. Additional PPH trials are scheduled for 2009.

The Company has recorded pre-tax charges in connection with the *Redux* and *Pondimin* diet drug matters, which, as of December 31, 2008, totaled $21,100.0 million. Payments to the nationwide class action settlement funds, individual settlement payments, legal fees and other items were $1,167.1 million, $481.6 million and $2,972.7 million for 2008, 2007 and 2006, respectively.

The remaining diet drug litigation accrual is classified as follows at December 31:

(In thousands)	2008	2007
Accrued expenses	**$ 291,183**	$1,458,309
Other noncurrent liabilities	**800,000**	800,000
Total litigation accrual	**$1,091,183**	$2,258,309

The $1,091.2 million reserve balance at December 31, 2008 represents management's best estimate, within a range of outcomes, of the aggregate amount required to cover diet drug litigation costs, including payments in connection with the nationwide settlement, claims asserted by opt outs from the nationwide settlement, PPH claims and the Company's legal fees related to the diet drug litigation. It is possible that additional reserves may be required in the future, although the Company does not believe that the amount of any such additional reserves is likely to be material.

Hormone Therapy Litigation

The Company is a defendant in numerous lawsuits alleging injury as a result of the plaintiffs' use of one or more of the Company's hormone or estrogen therapy products, including *Premarin* and *Prempro*. As of December 31, 2008, the Company was defending approximately 8,700 actions brought on behalf of approximately 10,800 women in various federal and state courts throughout the United States (including in particular the United States District Court for the Eastern District of Arkansas and the Philadelphia Court of Common Pleas) for personal injuries, including claims for breast cancer, stroke, ovarian cancer and heart disease, allegedly resulting from their use of *Premarin* or *Prempro*. These cases were filed following the July 2002 stoppage of the hormone therapy subset of the Women's Health Initiative study.

In addition to the individual lawsuits described above, numerous putative class actions have been filed on behalf of current or former *Premarin* or *Prempro* users in federal and state courts throughout the United States and in Canada. Plaintiffs in these cases generally allege personal injury resulting from their use of *Premarin* or *Prempro* and are seeking medical monitoring relief and purchase price refunds as well as other damages. The Company opposes class certification. Many of these plaintiffs have withdrawn or dismissed their class allegations. Only three putative class actions remain pending: a West Virginia state court case seeking certification of a statewide purchase price refund class (*White v. Wyeth, et al.*, No. 04-C-127, Cir. Ct., Putnam County, W.V.), a California federal court case seeking certification of a statewide purchase price refund class (*Krueger v. Wyeth*, No. 03-cv-2496R, U.S.D.C., S.D. Cal.), and a putative Canadian nationwide personal injury class action (*Stanway v. Wyeth, et al.*, No. S87256, Supreme Court, British Columbia, Canada). A class certification hearing in the *White* case was begun in 2008 but has been adjourned to a date not yet set in 2009. On February 19, 2008, prior to a hearing on plaintiffs' class certification motion, the *Krueger* court denied plaintiffs' motion without prejudice; no further activity has occurred since that time. No class certification hearing date has been scheduled in the *Stanway* matter.

One other putative class action was dismissed during 2008. Plaintiffs dismissed the putative province-wide personal injury class action that was pending in Alberta, Canada. *Alcantara v. Wyeth, et al.*, No. 0601-00926, Court of Queens Bench of Alberta, Judicial District of Calgary, Canada.

On October 10, 2007, in *Rowatt, et al. v. Wyeth, et al.*, No. CV04-01699, Second District Court, Washoe County, Nevada, a case in which three plaintiffs alleged that they had developed breast cancer as a result of their use of *Premarin* and/or *Prempro*, the jury returned a verdict in favor of the plaintiffs, awarding a total of $134.5 million in compensatory damages. On October 12, 2007, the Court determined that the jury had erroneously included damages of a punitive nature in its compensatory verdict and permitted the jury to re-deliberate on the compensatory award. The jury returned a new compensatory verdict in favor of the plaintiffs that totaled approximately $35.0 million. Following a brief evidentiary/argument phase, the jury was then instructed to deliberate for a third time on October 15, 2007 on the question of punitive damages. It did so, returning a verdict for plaintiffs totaling $99.0 million in punitive damages. On February 5, 2008, the trial court denied the Company's motions for a new trial or for judgment notwithstanding the verdict. On February 19, 2008, the trial court entered an order remitting the total compensatory verdict for the three plaintiffs to $22.8 million and remitting the total punitive award to $35.0 million. On May 7, 2008, the Company filed a *supersedeas* bond in the amount of $72.3 million to secure its appeal of the judgment to the Nevada Supreme Court. The Company believes that it has strong arguments for reversal or further reduction of the awards on appeal due to the significant number of legal errors made during the trial and in the charge to the jury and due to a lack of evidence to support aspects of the verdict.

On February 25, 2008, a jury in the United States District Court for the Eastern District of Arkansas returned a verdict in favor of the plaintiff in *Scroggin v. Wyeth, et al.*, No. 4:04CV01169 WRW, finding the Company and co-defendant Upjohn jointly and severally liable for $2.75 million in compensatory damages. On March 6, 2008, that jury awarded $19.36 million in punitive damages against the Company and $7.76 million in punitive damages against Upjohn. On April 9, 2008, the Company filed motions for judgment notwithstanding the verdict or for a new trial. With respect to the compensatory damage award, those motions were denied in an order dated April 10, 2008. On July 8, 2008, the court granted motions by the Company and Upjohn for judgment as a matter of law on the issue of punitive damages and vacated the punitive damage awards. The Company has appealed the compensatory verdict to the United States Court of Appeals for the Eighth Circuit, and the plaintiff has appealed from the punitive damages ruling.

Of the 31 hormone therapy cases alleging breast cancer that have been resolved after being set for trial, 24 now have been resolved in the Company's favor (by voluntary dismissal by the plaintiffs (14), summary judgment (6), defense verdict (3) or judgment for the Company notwithstanding the verdict (1)), several of which are being appealed by the plaintiffs. Of the remaining seven cases, four such cases have been settled; one resulted in a plaintiffs' verdict that was vacated by the court and a new trial ordered (which plaintiffs have appealed); and two (*Rowatt* and *Scroggin*) resulted in plaintiffs' verdicts that the Company is appealing. Additional cases have been voluntarily dismissed by plaintiffs before a trial setting. Additional trials of hormone therapy cases are scheduled for 2009. Individual trial results depend on a variety of factors, including many that are unique to the particular case, and the Company's trial results to date, therefore, may not be predictive of future trial results.

In November 2008, the Nevada Attorney General filed suit against Wyeth and Pfizer under the Nevada Deceptive Trade Practices Act, alleging that the companies made false and misleading representations about the quality, safety and efficacy of hormone therapy products (*State of Nevada v. Wyeth, et al.*, No. A575980, Dist. Ct., Clark Cty., NV). The complaint seeks, *inter alia,* injunctive relief, restitution, attorneys' fees and treble damages. A leading plaintiffs' firm in the product liability litigation is co-counsel with the Nevada Attorney General. This matter has been removed to federal court, but a motion to remand is pending.

As the Company has not determined that it is probable that a liability has been incurred and an amount is reasonably estimable, the Company has not established any litigation accrual for its hormone therapy litigation. As of December 31, 2008, the Company has recorded $174.3 million in insurance receivables relating to defense and settlement costs of its hormone therapy litigation. The insurance carriers that provide coverage that the Company contends is applicable have either denied coverage or have reserved their rights with respect to such coverage. The Company believes that the denials of coverage are improper and intends to enforce its rights under the terms of those policies.

Thimerosal Litigation

The Company has been served with approximately 390 lawsuits, on behalf of approximately 1,000 vaccine recipients, alleging that the cumulative effect of thimerosal, a preservative used in certain childhood vaccines formerly manufactured and distributed by the Company as well as by other vaccine manufacturers, causes severe neurological damage and/or autism in children. Twelve of these lawsuits were filed as putative nationwide or statewide class actions in various federal and state courts throughout the United States, including in Massachusetts, Florida, New Hampshire, Oregon, Washington, Pennsylvania, New York, California and Kentucky, seeking medical monitoring, a fund for research, compensation for personal injuries and/or injunctive relief. No classes have been certified to date, and all but one of the putative class actions have been dismissed, either by the court or voluntarily by plaintiffs. In the one remaining case, in Kentucky, the court dismissed all claims except plaintiffs' fraud claim, which has been stayed.

To date, the Company generally has been successful in having these cases dismissed or stayed on the ground that the minor plaintiffs have failed to file in the first instance in the United States Court of Federal Claims under the National Childhood Vaccine Injury Act (Vaccine Act). The Vaccine Act mandates that plaintiffs alleging injury from childhood vaccines first bring a claim under the Vaccine Act. At the conclusion of that proceeding, plaintiffs may bring a lawsuit in federal or state court, provided that they have satisfied certain procedural requirements.

In July 2002, the Court of Federal Claims established an Omnibus Autism Proceeding with jurisdiction over petitions in which vaccine recipients claim to suffer from autism or autism spectrum disorder as a result of receiving thimerosal-containing childhood vaccines or the measles, mumps and rubella (MMR) vaccine. There currently are approximately 4,900 petitions pending in the Omnibus Autism Proceeding. The Court recently heard six test cases on claimants' theories that either thimerosal-containing vaccines in combination with the MMR vaccine or thimerosal-containing vaccines alone can cause autism or autism spectrum disorder (a further group of three test cases on the theory that MMR vaccine alone can cause autism or autism spectrum disorder were not pursued at claimants' request on the belief that the three test cases on the combination theory would also cover the evidence for MMR alone). On February 12, 2009, the Court rejected the three cases brought on the theory that a combination of MMR and thimerosal-containing vaccines caused claimants' conditions. The Court in each case found that the scientific evidence against a connection between the vaccines and autism was significantly stronger than the evidence presented by the claimants. Decisions on the three test cases involving thimerosal-containing vaccines alone are expected later this year.

Under the terms of the Vaccine Act, if a claim is adjudicated by the Court of Federal Claims, a claimant must formally elect to reject the Court's judgment if the claimant wishes to proceed against the manufacturer in federal or state court. Also under the terms of the Vaccine Act, if a claim has not been adjudicated by the Court within 240 days of filing, the claimant has 30 days to decide whether to opt out of the proceeding and pursue a lawsuit against the manufacturer. Upon a claimant's motion, this 30-day window may be suspended for 180 days, allowing the claimant to withdraw once 420 days have passed. After this window has passed, if a claimant wishes to retain the right to sue a manufacturer at a later date, the claimant must remain in the Court of Federal Claims until a final decision is obtained. Of the approximately 1,000 vaccine recipients who have sued the Company, 718 have filed petitions with the Court of Federal Claims. Of those 718, 310 have withdrawn from the Court of Federal Claims, although not all of them have properly exhausted their remedies under the Vaccine Act.

In addition to the claims brought by or on behalf of children allegedly injured by exposure to thimerosal, certain of the approximately 390 pending thimerosal cases have been brought by parents in their individual capacities for loss of services and loss of consortium of the injured child. These claims are not currently covered by the Vaccine Act. Additional thimerosal cases may be filed in the future against the Company and the other companies that marketed thimerosal-containing products.

In thimerosal litigation directly against the Company outside of the Omnibus Autism Proceeding, the first trial was expected to take place in November 2007 in *Blackwell, et al. v. Sigma Aldrich, Inc., et al.*, No. 24-C-04-004829 (Baltimore City Circ. Ct., MD). The *Blackwell* trial date was adjourned by the court so that it could conduct an evidentiary hearing on the qualifications and opinions of the parties' respective expert witnesses. On December 21, 2007, the court granted the Company's motion to preclude plaintiffs' expert witnesses from testifying that exposure to thimerosal-containing vaccines can cause autism. On February 8, 2008, the court granted the Company's motion for summary judgment. Plaintiffs have appealed both orders. This matter is set for oral argument during the March 2009 term of the Maryland Court of Appeals.

Effexor *Litigation*

The Company has been named as a defendant in a multi-plaintiff suit, *Baumgardner, et al. v. Wyeth*, No. 2:05-CV-05720, U.S.D.C., E.D. Pa., on behalf of 10 plaintiff families alleging personal injury damages as the result of a family member's use of *Effexor*. Plaintiffs allege that *Effexor* caused various acts of suicide, attempted suicide, hostility and homicide in adults and/or children or young adults taking the product. Plaintiffs seek an unspecified amount of compensatory damages.

The Company also is defending approximately 15 individual product liability lawsuits and has reached tolling agreements with another seven claimants in various jurisdictions alleging personal injuries, including, among other alleged injuries, wrongful death from suicide or acts of hostility allegedly resulting from the use of *Effexor*. In one of these cases, *Giles v. Wyeth Inc., et al.*, No. 04-cv-4245-JPG, a jury in the United States District Court for the Southern District of Illinois returned a verdict in favor of the Company on July 24, 2007. The plaintiff had alleged that plaintiff's decedent committed suicide after ingesting *Effexor*. Plaintiff appealed the case to the United States Court of Appeals for the Seventh Circuit, and on February 12, 2009, that court unanimously affirmed the defense verdict. In another *Effexor* case with similar allegations, *Dobbs v. Wyeth Pharmaceuticals*, No. CIV-04-1762-D, the United States District Court for the Western District of Oklahoma entered judgment dismissing plaintiff's failure to warn claims on January 18, 2008 on the basis of federal preemption. The court has stayed plaintiff's remaining claims, and plaintiff has filed a notice of appeal to the United States Court of Appeals for the Tenth Circuit.

ProHeart 6 *Litigation*

Two putative class action lawsuits are pending involving the veterinary product *ProHeart 6*, which Fort Dodge Animal Health voluntarily recalled from the U.S. veterinary market in September 2004 and reintroduced to the market in June 2008. The putative class representative in *Dill, et al. v. American Home Products, et al.*, No. CJ 2004 05879 (Dist. Ct., Tulsa Cty., OK) seeks to represent a nationwide class of individuals whose canines have been injured or died as a result of being injected with *ProHeart 6*. The plaintiffs are seeking compensatory damages for their alleged economic loss and punitive damages. The plaintiff in *Rule v. Fort Dodge Animal Health, Inc., et al.*, No. 06-10032-DPW (U.S.D.C., D. Mass.), is seeking economic damages on behalf of herself and all other Massachusetts residents who purchased and had their pets injected with *ProHeart 6*. On May 12, 2008, the plaintiffs pursuing a third putative class action, *Jones v. Fort Dodge Animal Health*, No. 01 2005 CA 00761 (Cir. Ct., Alachua County, Florida), elected to dismiss that case with prejudice.

Patent Litigation

Enbrel *Litigation*

On April 20, 2006, Amgen filed suit against ARIAD Pharmaceuticals, Inc., et al., in the United States District Court of Delaware seeking a declaratory judgment that making, using, selling, offering for sale and/or importing into the United States *Enbrel* does not infringe United States Patent No. 6,410,516, owned by ARIAD, and that such patent is invalid. The Company and Amgen co-promote *Enbrel* in the United States, but the Company was not originally named as a party to that suit. ARIAD claims that its patent covers methods of treating disease by regulation or inhibition of NF-(kappa) B, a regulatory pathway within many cells. On April 17, 2007, ARIAD amended its Answer to add the Company as a party to the lawsuit and allege that *Enbrel* infringes ARIAD's patent. ARIAD sought unspecified damages and further alleged that the Company willfully infringed that patent, entitling ARIAD to enhanced damages. Under its co-promotion agreement with Amgen for the co-promotion of *Enbrel*, the Company has an obligation to pay a portion of any patent litigation expenses related to *Enbrel* in the United States and Canada as well as a portion of any damages or other monetary relief awarded in such patent litigation. On December 12, 2007, the Court granted ARIAD's request to dismiss its claims against the Company without prejudice. On September 19, 2008, the Court granted Amgen's motion for summary judgment that *Enbrel* does not infringe that patent, and on October 3, 2008, the Court entered final judgment in favor of Amgen. ARIAD has appealed the judgment. The Company continues to believe that ARIAD's patent is invalid, unenforceable and not infringed by *Enbrel.*

Protonix *Litigation*

The Company has received notifications from multiple generic companies that they have filed Abbreviated New Drug Applications (ANDA) seeking U.S. Food and Drug Administration (FDA) approval to market generic pantoprazole sodium 20 mg and 40 mg delayed release tablets. Pantoprazole sodium is the active ingredient used in *Protonix*. The Orange Book lists two patents in connection with *Protonix* tablets. The first of these patents covers pantoprazole. This compound patent protection, including the associated pediatric exclusivity, expires in January 2011. The other listed patent is a formulation patent and, together with the associated pediatric exclusivity, expires in June 2017. The Company's licensing partner, Altana Pharma AG (Altana) (since acquired by Nycomed GmbH (Nycomed)), is the owner of these patents.

In May 2004, Altana and the Company filed suit against Teva Pharmaceuticals USA, Inc. and Teva Pharmaceutical Industries, Ltd. (collectively, Teva) in the United States District Court for the District of New Jersey alleging that Teva's filing of an ANDA seeking FDA approval to market generic pantoprazole sodium tablets infringed the compound patent. As a result of the filing of that suit, final FDA approval of Teva's ANDA was automatically stayed until August 2, 2007. On April 13, 2005, Altana and the Company filed suit against Sun Pharmaceutical Advanced Research Centre Ltd. and Sun Pharmaceutical Industries Ltd. (collectively, Sun) in the United States District Court for the District of New Jersey alleging that Sun's filing of an ANDA seeking FDA approval to market generic pantoprazole sodium tablets infringed the compound patent. As a result of that suit, final FDA approval of Sun's ANDA was automatically stayed until September 8, 2007. On August 4, 2006, Altana and the Company filed suit against KUDCO Ireland, Ltd. (Kudco) in the United States District Court for the District of New Jersey alleging that Kudco's filing of an ANDA seeking FDA approval to market generic pantoprazole sodium tablets infringed the compound patent. As a result of that suit, final FDA approval of Kudco's ANDA was automatically stayed until January 25, 2009. These litigations seek declaratory and injunctive relief against infringement of this patent prior to its expiration. These cases have been consolidated into a single proceeding pending before the United States District Court for the District of New Jersey.

Teva's and Sun's ANDA for pantoprazole sodium tablets were finally approved by the FDA on August 2, 2007 and September 10, 2007, respectively. In anticipation of potential final approval of those ANDAs, on June 22, 2007, the Company and Nycomed filed a motion with the Court seeking a preliminary injunction against both Teva and Sun that would prevent them from launching generic versions of *Protonix* until the Court enters a final decision in the litigation. On September 6, 2007, the Court denied the motion. The Court determined that Teva had raised sufficient questions about the validity of the patent to preclude the extraordinary remedy of a preliminary injunction. The Court did not conclude that the patent was invalid or not infringed and emphasized that its findings were preliminary. The Company and Nycomed have appealed the Court's denial of the preliminary injunction. The case will now proceed to trial, and the Court stated that, in order to establish that the patent is invalid at trial, the generic companies would need to meet a higher burden of proof, clear and convincing evidence.

In December 2007, Teva launched a generic pantoprazole tablet "at risk." Sun also launched a generic pantoprazole tablet "at risk" in late January 2008. Following Teva's "at risk" launch and as a result of its impact on the market, the Company launched its own generic version of *Protonix* tablets in January 2008. The Company and Nycomed have filed amended complaints seeking to recover lost profits and other damages resulting from Teva's and Sun's patent infringement and have requested a jury trial. The Company and Nycomed expect trial in this matter to occur no earlier than the second quarter of 2010. The Company and Nycomed intend to continue to vigorously enforce their patent rights and will continue to seek court orders prohibiting further sales of generic pantoprazole prior to expiration of the pantoprazole compound patent. The Company and Nycomed continue to believe that the pantoprazole patent is valid and enforceable and that the patent will withstand the challenges by these generic companies.

The Company also has received notice of ANDA filings for generic pantoprazole sodium tablets that acquiesced to the listed compound patent and challenged only the listed formulation patent. To date, the Company has not filed suit against those challengers. Any of those challengers could in the future modify their respective ANDA filings to challenge the compound patent. The Company also has filed suit against certain of the generic companies that have filed applications seeking FDA approval to market generic pantoprazole sodium 40 mg base/vial I.V. in the United States.

Effexor *Litigation*

On March 24, 2003, the Company filed suit in the United States District Court for the District of New Jersey against Teva alleging that the filing of an ANDA by Teva seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes certain of the Company's patents and seeking declaratory and injunctive relief against infringement of these patents prior to their expiration. Venlafaxine HCl is the active ingredient used in *Effexor XR* (extended release capsules). The patents involved in the litigation relate to methods of using extended release formulations of venlafaxine HCl. These patents expire in 2017. Teva asserted that these patents are invalid and/or not infringed. In December 2005, the Company settled this litigation with Teva. This settlement became effective on January 13, 2006.

Under the terms of the settlement, Teva is permitted to launch generic versions of *Effexor XR* (extended release capsules) and *Effexor* (immediate release tablets) in the United States pursuant to the following licenses:

- A license (exclusive for a specified period and then non-exclusive) under the Company's U.S. patent rights permitting Teva to launch an AB rated, generic version of *Effexor XR* (extended release capsules) in the United States beginning on July 1, 2010, subject to earlier launch based on specified market conditions or developments regarding the applicable patent rights, including the outcome of other generic challenges to such patent rights; and
- An exclusive license under the Company's U.S. patent rights permitting Teva to launch an AB rated, generic version of *Effexor* (immediate release tablets) in the United States beginning on June 15, 2006, subject to earlier launch based on specified market conditions.

In connection with each of these licenses, Teva has agreed to pay the Company specified percentages of profit from sales of each of the Teva generic versions. These sharing percentages are subject to adjustment or suspension based on market conditions and developments regarding the applicable patent rights.

The Company and Teva also executed definitive agreements with respect to generic versions of *Effexor XR* (extended release capsules) in Canada. As a result of the introduction of additional generic competition in Canada in the 2007 fourth quarter, the Company's royalty from Teva on its Canadian sales of generic extended release venlafaxine HCl capsules has been suspended.

The above description is not intended to be a complete summary of all of the terms and conditions of the settlement. Many of the terms of the settlement, including the dates on which Teva may launch generic versions of the Company's *Effexor XR* (extended release capsules) and *Effexor* (immediate release tablets) products and the terms of the Company's sharing in Teva's gross profits from such generic versions, are subject to change based on future market conditions and developments regarding the applicable patent rights, including the outcome of other generic challenges. There can be no assurance that *Effexor XR* (extended release capsules) will not be subject to generic competition in the United States prior to July 1, 2010.

Since the Teva settlement, the Company has settled two suits against other generic companies that have filed ANDAs seeking FDA approval to market venlafaxine HCl extended release capsules, as well as a suit against a company that filed an application with the FDA pursuant to 21 U.S.C. 355(b)(2), also known as a 505(b)(2) application, seeking approval to market venlafaxine HCl extended release tablets (described below). The Company has also granted a covenant not to sue to another generic company (described below).

On July 16, 2008, pursuant to a settlement agreement between the parties, the United States District Court for the District of Delaware entered a consent judgment and dismissed the suit filed by the Company against Impax Laboratories, Inc. (Impax). That suit alleged that the filing by Impax of an ANDA seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes the same three patents at issue in the previously settled Teva litigation. Under the agreement, the Company has granted Impax a license that would permit Impax to launch its generic capsule formulation of *Effexor XR* (extended release capsules) on or after June 1, 2011, subject to earlier launch in limited circumstances, but in no event earlier than January 1, 2011. Impax will pay the Company a specified percentage of profit from sales of this generic product. The parties also have agreed that Impax will utilize its neurology-focused sales force to co-promote *Pristiq*.

On November 3, 2008, pursuant to a settlement agreement between the parties, the United States District Court for the Central District of California entered a consent judgment and dismissed the lawsuits filed by the Company against Anchen Pharmaceuticals, Inc. (Anchen). In those suits, the Company alleged that the filing by Anchen of an ANDA seeking FDA approval to market 37.5 mg, 75 mg and 150 mg venlafaxine HCl extended release capsules infringes the same three patents at issue in the previously settled Teva litigation. Under the agreement, the Company has granted Anchen a license that would permit Anchen to launch a generic capsule version of *Effexor XR* (extended release capsules) on or after June 1, 2011, subject to earlier launch in limited circumstances, but in no event earlier than January 1, 2011. In connection with the license, Anchen will pay the Company a specified percentage of profit from sales of the generic product.

The Company has seven suits pending against the following additional generic companies that have filed applications seeking FDA approval to market generic versions of venlafaxine HCl in the United States:

Generic Filer	Expiration of 30-Month Stay*	Court	Anticipated Trial Date
Lupin Ltd. and Lupin Pharmaceuticals, Inc.	July 29, 2009	U.S.D.C., D. Md.	May 2009
Sandoz Inc.	November 14, 2009	U.S.D.C., E.D.N.C.	Not yet scheduled
Mylan Pharmaceuticals Inc.	November 23, 2009	U.S.D.C., N.D.W.V.	October 2009
Wockhardt Limited	December 26, 2009	U.S.D.C., C.D. Cal.	September 2010
Biovail Corporation, Biovail Laboratories International SRL and Biovail Technologies, Ltd.	November 15, 2010	U.S.D.C., D. Del.	Not yet scheduled
Apotex Inc. and Apotex Corp.	January 10, 2011	U.S.D.C., S.D. Fla.	June 2009
Torrent Ltd. and Torrent Inc.	June 1, 2011	U.S.D.C., D. Del.	Not yet scheduled

* *Pending an earlier court decision holding the patents at issue invalid or not infringed.*

Following its launch of a generic version of venlafaxine HCl capsules in Canada, ratiopharm Inc. (ratiopharm) sued Wyeth and Wyeth Canada on October 24, 2007 in Federal Court in Canada, contending that ratiopharm's marketing approval to sell generic venlafaxine HCl capsules in Canada had been wrongfully delayed over 18 months as a result of an abbreviated patent infringement proceeding brought by Wyeth and Wyeth Canada against ratiopharm in February 2006, which was dismissed on August 1, 2007. Ratiopharm is seeking damages based on alleged lost sales of its generic venlafaxine HCl capsules and other unspecified products for the time period in question. The Company believes that its Canadian patent covering extended release formulations of venlafaxine HCl, and methods of their use, is valid and has been infringed by ratiopharm. On December 6, 2007, the Company filed a Statement of Defence and Counterclaim denying that ratiopharm is entitled to damages and asserting that ratiopharm's product infringes or infringed the Company's patents.

In early 2008, the Company and Osmotica Pharmaceutical Corp. (Osmotica) settled the lawsuit brought by the Company against Osmotica in the United States District Court for the Eastern District of North Carolina. In that suit, the Company alleged that the filing by Osmotica of an application with the FDA pursuant to 21 U.S.C. 355(b)(2), also known as a 505(b)(2) application, seeking approval to market 37.5 mg, 75 mg, 150 mg and 225 mg venlafaxine HCl extended release tablets infringes two of the same patents at issue in the previously settled Teva litigation. Under the terms of the settlement, the Company granted Osmotica a license under certain of its patents pursuant to which Osmotica is required to pay the Company a royalty on its sales of extended release venlafaxine tablets. In May 2008, the FDA approved Osmotica's tablet product but did not rate it as therapeutically equivalent, also referred to as AB rated, to *Effexor XR* (extended release capsules). Therefore, Osmotica's tablet product ordinarily will not be substitutable for *Effexor XR* (extended release capsules) at the pharmacy level. Osmotica launched its tablet product in October 2008.

In addition, on August 29, 2007, the Company received notice that Sun filed an ANDA seeking FDA approval to market venlafaxine HCl extended release tablets before the expiration of the Company's patents at issue in the above-mentioned litigations. Sun asserted that these patents are not infringed and are invalid. Based upon Sun's assertions and a review of Sun's filing, the Company decided not to file suit against Sun and has provided Sun with a covenant not to sue limited to the product defined in Sun's ANDA and the same three patents involved in the other litigations. On November 25, 2008, the FDA granted a citizen petition filed by Osmotica asking the agency to reject Sun's pending ANDA for venlafaxine extended release tablets referencing *Effexor XR* (extended release capsules) on the ground that the proper reference drug for Sun's ANDA should be Osmotica's tablet product, not *Effexor XR* (extended release capsules). Pursuant to the FDA's ruling, Sun will be required to withdraw its current ANDA and submit a new ANDA referencing Osmotica's approved venlafaxine extended release tablet product and showing bioequivalence to that product, should Sun still wish to pursue approval of an extended release venlafaxine tablet.

ReFacto/Xyntha *Litigation*

On February 15, 2008, Novartis Vaccines and Diagnostics, Inc. (Novartis) filed suit against the Company and a subsidiary of the Company in the United States District Court for the Eastern District of Texas. The lawsuit alleges that the manufacture, use, sale, offer for sale, importation and/or exportation of the Company's *ReFacto* product infringes United States Patent Nos. 6,060,447 and 6,228,620 B1. The complaint seeks damages, including treble damages, for alleged willful infringement. The Company answered that the two patents asserted by Novartis are invalid and not infringed and that Novartis' claims are barred by laches and estoppel. On October 24, 2008, Novartis filed an amended Complaint, alleging that *Xyntha*, the Company's recently approved recombinant factor VIII product, also infringes these two patents.

On May 16, 2008, a subsidiary of the Company filed suit in the United States District Court for the District of Delaware against Novartis seeking a declaration that the Company's U.S. Patent No. 4,868,112 and Novartis' U.S. Patent Nos. 6,060,447 and 6,228,620 claim the same or substantially the same inventions and that the Company was the first to invent this subject matter. The suit also seeks a declaration that the Novartis patents are invalid as a result of the Company's priority of invention.

Prempro *Litigation*

On September 27, 2007, two lawsuits were filed against the Company in Canada involving the Company's patent applications concerning low-dose estrogen/progestin combinations. *Wolfe v. Wyeth et al.*, Federal Court, Canada, File No. T-1742-07, and *Wolfe et al. v. Wyeth et al.*, Superior Court of Justice, Ontario, Canada, File No. 55541. The Company markets such a combination as *Prempro* in the United States and other countries. In those suits, Dr. Wolfe, an individual, claims to be either the sole or a joint inventor of these applications. The action in the Canadian Federal Court asks that the Court decide the inventorship of patents relating to the Company's current *Prempro* formulations. The action in the Superior Court of Ontario seeks an order declaring Dr. Wolfe to be the owner of the patent applications and seeks damages of approximately C$100.0 million for breach of contract, breach of confidence and breach of fiduciary duty, as well as approximately C$25.0 million in punitive damages. On February 15, 2008, the Company filed a declaratory judgment action against Dr. Wolfe in the U.S. District Court for the Eastern District of Pennsylvania arguing that Dr. Wolfe's claims in the Superior Court are barred by the statute of limitations or asking for a declaration that no breach had occurred. *Wyeth v. Wolfe*, 2:08-CV-00754 (E.D. Pa.). In August 2008, the U.S. District Court ruled that Dr. Wolfe's claims in the Ontario action are barred by the statute of limitations. The Company has asked the Superior Court of Ontario to dismiss Dr. Wolfe's claims. The Company believes that Dr. Wolfe's claims are without merit.

Pristiq Interference Proceeding
On November 13, 2008, the United States Patent and Trademark Office declared an interference between Wyeth U.S. Patent No. 7,291,347 and a patent application owned by Sepracor. The Company's patent, one of the patents listed in the Orange Book for *Pristiq*, relates to oral dosage forms containing the active ingredient in *Pristiq* (O-desmethylvenlafaxine succinate). The interference proceeding will determine whether Wyeth scientists or Sepracor scientists were the first to invent the claimed subject matter, in this case, oral dosage forms containing *Pristiq*'s active ingredient. An interference relating to the active ingredient also may be declared between a separate Wyeth patent and a separate Sepracor patent application.

Commercial Litigation

Merger-Related Litigation
The Company and members of its Board of Directors have been named in lawsuits filed in federal and state court in New Jersey and in the Delaware Chancery Court seeking to rescind the Company's merger agreement with Pfizer. The suits generally allege that the Company and its directors breached their fiduciary duties in entering into the merger agreement without regard to the fairness of the agreement to the Company's shareholders and in failing to obtain the best possible value for the Company's shares. Pfizer is also named as a defendant in some of these suits and is charged with aiding and abetting the Company directors' alleged breaches. In addition to rescission of the merger agreement, the suits generally seek a permanent injunction preventing the consummation of the merger until the Company defendants have completed a process for the sale or auction of the Company that produces the best possible consideration for the Company's shares. The Company intends to contest such litigation vigorously.

Pristiq-*Related Litigation*
On November 14, 2007, a putative class action was filed alleging that the Company and Robert Essner, the Company's former Chairman of the Board and Chief Executive Officer, made false and/or misleading statements about the safety of *Pristiq* and failed to disclose hepatic and cardiovascular events seen in the *Pristiq* clinical trials, all in violation of Section 10(b) of the Securities Exchange Act of 1934 (the 1934 Act) and Rule 10b-5 promulgated thereunder, as well as Section 20(a) of the 1934 Act. Plaintiff claimed to have purchased Wyeth securities during the alleged class period (January 31, 2006 through July 24, 2007) and to have been damaged by the drop in the Company's share price following the announcement of the FDA's approvable letter for *Pristiq* for the treatment of vasomotor symptoms (VMS) on July 24, 2007. *City of Livonia Employees' Retirement System, et al. v. Wyeth, et al.*, No. 07-CV-10329, U.S.D.C., S.D.N.Y. In April 2008, plaintiffs filed an Amended Complaint which, *inter alia*, named several additional employee defendants and shortened the class period by approximately six months (the new class period beginning on June 26, 2006). A motion to dismiss the Amended Complaint has been filed and is awaiting a decision from the court.

On November 20, 2007, a shareholder derivative suit alleging breach of fiduciary duty, waste of corporate assets, unjust enrichment and violations of the 1934 Act relating to the FDA's July 2007 approvable letter for *Pristiq* was filed against 16 current and former directors and officers of the Company. *Staehr, et al. v. Essner, et al.*, No. 07-CV-10465, U.S.D.C., S.D.N.Y. Pursuant to an agreement between the parties, the derivative action will be stayed until such time as the court decides the motion to dismiss filed by the Company in the securities class action.

On February 27, 2008, an additional lawsuit was filed relating to the Company's receipt of the approvable letter for the *Pristiq* VMS indication. *Herrera, et al. v. Wyeth, et al.*, No. 08-CV-04688, U.S.D.C., S.D.N.Y., is a putative class action brought under the Employee Retirement Income Security Act of 1974, as amended (ERISA). The lawsuit, which was originally filed in federal court in New Jersey but which was subsequently transferred with the consent of all parties to the United States District Court for the Southern District of New York, alleges breach of fiduciary duty by Wyeth, the Wyeth Savings Plan Committee, the Wyeth Savings Plan-Puerto Rico Committee, the Wyeth Retirement Committee and eight current and former corporate officers and committee members for offering the Wyeth Common Stock Fund as an investment alternative to participants in the Wyeth Savings Plan, the Wyeth Union Savings Plan and the Wyeth Savings Plan-Puerto Rico. The complaint alleges that the individuals and committees permitted investment in the Wyeth Common Stock Fund notwithstanding their knowledge of cardiovascular and hepatic adverse events seen in clinical trials undertaken in connection with the Company's New Drug Application (NDA) for *Pristiq* for VMS, that the defendants knew or should have known that those events would likely delay or prevent approval of the *Pristiq* VMS NDA, and that defendants failed to assure disclosure of those issues in the Company's public statements about *Pristiq*. Plaintiff also alleges claims for breaches of the duties of loyalty and prudence under ERISA against each of the defendants. An Amended Complaint was filed in September 2008, and motions to dismiss the Amended Complaint were filed in December 2008. Briefing on those motions is not yet complete.

Average Wholesale Price Litigation
The Company, along with numerous other pharmaceutical companies, currently is a defendant in a number of lawsuits, described below, brought by both private and public persons or entities in federal and state courts throughout the United States in which plaintiffs allege that the Company and other defendant pharmaceutical companies artificially inflated the Average Wholesale Price (AWP) of their drugs, which allegedly resulted in overpayment by, among others, Medicare and Medicare beneficiaries and by state Medicaid plans. Plaintiffs involved in these lawsuits generally allege that this alleged practice is fraudulent, violates the Sherman Antitrust Act and constitutes a civil conspiracy under the federal Racketeer Influenced and Corrupt Organizations Act.

The Company is a defendant in two private class actions, *Swanston v. TAP Pharmaceuticals Products, Inc., et al.*, No. CV2002-004988, Sup. Ct., Maricopa Cty., AZ; and *International Union of Operating Engineers, et al. v. AstraZeneca PLC, et al.*, No. MON-L-3136-06, Super. Ct., Monmouth Cty., NJ, filed on behalf of Medicare beneficiaries who make co-payments, as well as private health plans and ERISA plans that purchase drugs based on AWP. The *Swanston* case is a putative statewide class action. The parties have been engaged in motion practice attempting to determine the extent to which the defendants, claims and drugs in this matter overlap those in the Multi-District Litigation (MDL) proceeding described below (to which the Company is not a party). A class certification hearing has been set for April 1, 2009. In 2008, the named plaintiff in the *International Union of Operating Engineers* matter, a putative nationwide class action, announced that it would not proceed with the case. The court dismissed the case without prejudice but vacated that order four months later when plaintiffs' counsel attempted to substitute in two new union plaintiffs. Defendants were granted leave to file an interlocutory appeal of the vacation order by the New Jersey Appellate Division. That appeal will be argued in the first quarter of 2009.

The Company also is a defendant in six AWP matters filed by state Attorneys General: *State of Alabama v. Abbott Laboratories, Inc., et al.*, No. CV 2005-219, Cir. Ct., Montgomery Cy., AL; *The People of Illinois v. Abbott Laboratories, Inc., et al.*, No. 05CH0274, Cir. Ct., Cook Cty., IL; *State of Iowa v. Abbott Laboratories, Inc., et al.*, Case No. 4:07-CV-00461-JAJ-CFB, U.S.D.C., S.D. Iowa; *State of Kansas ex. rel. Steve Six as Attorney General for the State of Kansas v. Wyeth, Inc., et al.*, No. 08CV2124-7, Dist. Ct., Wyandotte Cty., KS; *State of Mississippi v. Abbott Laboratories, Inc., et al.*, No. C2005-2021, Chancery Ct., Hinds Cty., MS; and *State of Utah v. Apotex Corporation, et al.*, No. 080907678, 3d Jud. Dist. Ct., Salt Lake Cty., UT. In each of these cases, the plaintiff alleges that defendants provided false and inflated AWP, Wholesale Acquisition Cost and/or Direct Price information for their drugs to various national drug industry reporting services. The Alabama, Illinois and Mississippi cases were removed to federal court in November 2006 but have since been remanded to state court. The Iowa case was removed to federal court and has been conditionally transferred to MDL proceedings taking place in the United States District Court for the District of Massachusetts under the caption: *In re: Pharmaceutical Industry AWP Litigation*, MDL 1456. The Illinois case, which was a previously dismissed case brought against a former subsidiary of the Company that manufactured generic pharmaceutical products and numerous other manufacturers, was subsequently reinstated. The trial court had dismissed the case on the ground that the plaintiff, the State of Illinois, does not reimburse for generic products based on AWP and that there was, therefore, no factual basis to keep the generic manufacturers in the suit. The state subsequently filed a Second Amended Complaint, and the generic manufacturers again moved to dismiss. The court denied that motion on September 8, 2008. A motion to dismiss was filed in the State of Utah case, and the court recently ruled that the state had not pled its complaint with sufficient particularity. It allowed the state to amend its complaint within 45 days, consistent with the court's opinion.

A total of 49 New York counties and the City of New York have filed AWP actions naming the Company and numerous other pharmaceutical manufacturers as defendants. All of these actions were removed to federal court, and 46 of the cases have been transferred to the MDL proceedings, where they have joined in a Consolidated Complaint, filed in June 2005, that asserts statutory and common law claims for damages suffered as a result of alleged overcharging for prescription medication paid for by Medicaid. The claims of the three remaining counties (Erie, Oswego and Schenectady) were remanded to state court and have now been consolidated at the state level; they will be assigned to a single judge in New York Supreme Court, Erie County.

Other Pricing Litigation

The Company is one of numerous defendants named in a putative class action lawsuit, *County of Santa Clara v. Astra USA, Inc., et al.*, No. C 05 3740-WHA, U.S.D.C, N.D. Cal., allegedly filed on behalf of entities covered under Section 340B of the Public Health Service Act, 42 U.S.C. §256b (Section 340B). Section 340B requires that certain pricing discounts be provided to charitable institutions and provides methods for the calculation of those discounts. Plaintiff alleges that each defendant violated these statutory pricing guidelines and breached the Pharmaceutical Pricing Agreement that it entered into with Centers for Medicare & Medicaid Services, to which the applicable plaintiff is not a party. The complaint seeks an accounting, damages for breach of contract as a third-party beneficiary and unjust enrichment damages. Plaintiff requests a judgment requiring defendants to disclose their Best Prices (as defined under the Medicaid Drug Rebate statute) and Section 340B ceiling prices and injunctive relief. On February 14, 2006, the District Court granted defendants' motion to dismiss all four of plaintiff's causes of action but allowed plaintiff 15 days to attempt to replead its California False Claims Act cause of action with more specificity. Plaintiff did so, and defendants moved to dismiss the amended complaint, which was dismissed by the court in its entirety without leave to amend on May 17, 2006. Plaintiff filed a motion for leave to file a third amended complaint, which motion was denied on July 28, 2006, and the case was dismissed with prejudice. On appeal, the United States Court of Appeals for the Ninth Circuit reversed the trial court's dismissal and remanded the case for further proceedings. The sole issue on appeal was whether covered §340B entities are "intended third-party beneficiaries" of the Pharmaceutical Pricing Agreements between the U.S. Secretary of Health and Human Services (HHS) and each of the defendant pharmaceutical manufacturers. The Ninth Circuit ruled that covered §340B entities are such beneficiaries and therefore have the right to sue for reimbursement of allegedly excess payments; they were not, however, entitled to challenge as false or inaccurate the reported Average Manufacturer Prices

(AMP) reported to HHS for each drug. Upon remand, the district court entered a protective order precluding discovery into the calculation of defendants' AMPs, but then *sua sponte* certified the question of the scope of allowable discovery for interlocutory appeal to the Ninth Circuit. The Ninth Circuit has now accepted that appeal, and briefing will take place during the second quarter of 2009.

Government Investigations

Since 2005, the Company and current and former employees of the Company have been served with a series of subpoenas from the United States Attorney's Office for the District of Massachusetts seeking documents and testimony relating to the Company's promotional practices with respect to *Protonix*, as well as the Company's pricing of *Protonix* oral tablets and I.V. products and *Premarin* (including the Company's quarterly calculations of the AMP and Best Price for *Protonix* oral tablets and I.V. products and the baseline AMP for *Premarin*). AMP (as defined under the Medicaid Drug Rebate statute) and Best Price are used to calculate rebates due to state Medicaid programs from the Company under that statute. Numerous current and former employees of the Company and one non-employee consultant have testified before the grand jury. The Company is producing documents responsive to the subpoenas on a rolling basis and is continuing to cooperate with the investigation. In addition, on October 1, 2008, the Company received a shareholder demand, made pursuant to Delaware corporate law, to inspect the books and records of the Board of Directors for the period from January 1, 2000 to date insofar as they relate to this grand jury investigation.

In March 2007, Wyeth received two subpoenas from the Office of the Delaware Attorney General requesting information relating to sales by the Company under the Nominal Pricing exception to the Medicaid Drug Rebate Best Price regulations. On various occasions, the Company sold certain of its products, including *Protonix*, *Premarin* and others, at nominal prices. Similarly, in March 2008, Wyeth received a letter from the Office of the Michigan Attorney General requesting documents related to any nominal pricing agreements concerning Wyeth for the period January 1, 1999 to date. Information was provided to these states in accordance with these requests. Since that time, the Office of the Delaware Attorney General has indicated that it is conducting its investigation on behalf of itself and several other states under the umbrella of the National Association of Medicaid Fraud Units in coordination with the Department of Justice. Those investigations are ongoing.

Qui Tam Litigation

On December 1, 2008, the United States District Court for the District of Massachusetts granted the relator's Fed. R. Civ. P. Rule 41(a) Notice of Voluntary Dismissal Without Prejudice and Request for Court Approval in *United States ex rel. Antone, et al. v. McKesson Corporation, et al.*, No. 03-11984-RWZ (U.S.D.C., D. Ma.), a *qui tam* action alleging violations of the federal False Claims Act (FCA) and of the FCAs of 15 states named as plaintiffs, including Illinois and Texas. The Company along with several other pharmaceutical manufacturers and other entities were named as defendants in the complaint, in which the relator alleged that the defendants engaged in a fraudulent repackaging scheme that defrauded the states' Medicaid programs. The United States Attorney's Office, District of Massachusetts, declined to intervene in this matter, and the case was dismissed.

On February 10, 2009, the United States District Court for the District of Massachusetts unsealed portions of a *qui tam* complaint that includes the Company as a defendant (not including the name of the relator who originally filed the case). *United States ex rel. ______ v. Amgen, et al.* Civil Action No. 06-10972WGY. The allegations in the complaint relate principally to another company's alleged off-label promotion of two prescription drugs, one of which (*Enbrel*) is co-marketed by the Company. To date, the Department of Justice has not made a decision as to whether to intervene in this matter, and it has not sought any information from the Company.

Contract Litigation

Trimegestone. The Company is the named defendant in a breach of contract lawsuit brought by Aventis in the Commercial Court of Nanterre in France arising out of an October 12, 2000 agreement between the Company and Aventis relating to the development of hormone therapy drugs utilizing Aventis' trimegestone (TMG) progestin. In the 2000 agreement, the Company agreed to develop, manufacture and sell two different hormone therapy products: a product combining *Premarin* with TMG and a product combining 17 beta-estradiol and TMG, referred to as *Totelle.* The Company terminated the agreement in December 2003. Plaintiff alleges that the termination was improper and seeks monetary damages in the amount of $579 million, as well as certain injunctive relief to ensure continued marketing of *Totelle*, including compelling continued manufacture of the product and the compulsory licensing of *Totelle* trademarks. The Company believes that the termination was proper and in accordance with the terms of the agreement. On January 13, 2009, a three-judge tribunal rendered its decision in favor of the Company. Aventis has filed an appeal from the Commercial Court's decision.

Antitrust Matters

K-Dur 20. In 2001, plaintiffs claiming to be direct and indirect purchasers of K-Dur 20, a potassium chloride product manufactured by Schering-Plough Corporation (Schering), filed numerous lawsuits in federal and state courts throughout the United States challenging as anticompetitive the Company's 1998 settlement of certain patent litigation between Schering and ESI Lederle, a former division of the Company, which had sought approval to market a generic version of K-Dur 20. These lawsuits followed the issuance of an administrative complaint by the Federal Trade Commission (FTC) in which similar allegations were made. The Company settled with the FTC in April 2002. The settlement of the FTC action was not an admission of liability, did not involve any payment of money, and was entered to avoid the costs and risks of litigation in light of the Company's previously announced exit from the oral generics business.

Generally, plaintiffs claim that the 1998 settlement agreement between the Company and Schering resolving the patent infringement action unlawfully delayed the market entry of generic competition for K-Dur 20 and that this caused plaintiffs and others to pay higher prices for potassium chloride supplements than plaintiffs claim they would have paid without the patent case settlement. Plaintiffs claim that this settlement constituted an agreement to allow Schering to monopolize the potassium chloride supplement markets in violation of federal and state antitrust laws, various other state statutes and common law theories such as unjust enrichment.

Currently, the Company is aware of approximately 45 private antitrust lawsuits that have been filed against the Company based on the 1998 patent case settlement. Many of these lawsuits were consolidated and coordinated as part of multi-district federal litigation in the United States District Court for the District of New Jersey, *In re K-Dur Antitrust Litigation*, MDL 1419, U.S.D.C., D.N.J. Two of the cases were brought by or on behalf of direct purchasers of K-Dur. The Company has settled both of these cases, one of which was brought on behalf of a national class of direct purchasers and the other of which was brought by various direct purchasers that had opted out of the direct purchaser class action.

In all of the other cases, plaintiffs claim to be indirect purchasers or end payors of K-Dur 20 or to be bringing suit on behalf of such indirect purchasers and seek to certify either a national class of indirect purchasers or classes of indirect purchasers from various states. These complaints seek various forms of relief, including damages in excess of $100 million, treble damages, restitution, disgorgement, declaratory and injunctive relief, and attorneys' fees. Approximately half of these cases were filed in various federal courts. In April 2008, plaintiffs in these federal indirect purchaser cases voluntarily dismissed their claims following the federal court's decision denying their motion for class certification. The remaining indirect purchaser cases were filed in various state courts around the country. Some of these state court cases have been dismissed, while some of these cases, which seek certification of various indirect purchaser classes, remain pending. There are currently 17 state court cases pending. The Florida Attorney General's Office has initiated an inquiry into whether the Company's settlement with Schering violated Florida's antitrust laws. The Company has provided documents and information sought by the Attorney General's Office.

Miscellaneous. The Company has been named as a defendant, along with other pharmaceutical manufacturers, in a civil action pending in California Superior Court in Alameda County, alleging that the defendant companies violated California law by engaging in a price fixing conspiracy that was carried out by, among other allegations, efforts to charge more for their prescription drugs sold in the United States than the same drugs sold in Canada, *Clayworth v. Pfizer, et al.*, No. RG04-172428, Super. Ct., Alameda Cty., CA. The Trial Court overruled defendants' demurrer to the Third Amended Complaint and held that plaintiffs' conspiracy claims are adequately alleged. The Trial Court sustained the demurrer with respect to unilateral price discrimination claims. Defendants answered the Third Amended Complaint on July 15, 2005. Defendants moved for summary judgment in September 2006. The Trial Court granted defendants' motion for summary judgment and entered judgment on January 4, 2007. Plaintiffs' appeal to the Court of Appeal of the State of California, First Appellate District, was denied on July 25, 2008. Plaintiffs filed a petition for review in the California Supreme Court, which was granted on November 19, 2008.

The Company has been named as a defendant, along with other pharmaceutical manufacturers, wholesalers, two individuals from wholesaler defendant McKesson, and a wholesaler trade association, in a civil action filed in federal district court in New York by RxUSA Wholesale, Inc., *RxUSA Wholesale, Inc. v. Alcon Labs, et al.*, No. CV-06-3447, U.S.D.C., E.D.N.Y. Plaintiff RxUSA Wholesale alleges, in relevant part, that the pharmaceutical manufacturer defendants individually refused to supply plaintiff with their respective pharmaceutical products and also engaged in a group boycott of plaintiff in violation of federal antitrust laws and New York state law. The complaint seeks treble damages, declaratory and injunctive relief, as well as attorneys' fees. Defendants have moved to dismiss the Complaint. The motion is pending.

The Company was named as a defendant, along with its marketing partner on *Protonix*, Altana (since acquired by Nycomed), in a lawsuit filed in federal court in New Jersey, by two direct purchasers of *Protonix*, purporting to represent a putative class of direct purchasers of *Protonix*. *Dik Drug Company, et al. v. Altana Pharma AG, et al.*, Civil Action No. 07-5849 (JLL/CCC), U.S.D.C., D.N.J. Plaintiffs allege that the Company and Altana have violated the federal antitrust laws by engaging in a scheme to block generic competition to *Protonix*, including procuring the patent that covers the active ingredient in *Protonix*, pantoprazole, by fraud on the United States Patent and Trademark Office and wrongfully listing the patent in the Orange Book. Plaintiffs further allege that the Company and Altana instituted baseless patent infringement litigation against two potential generic competitors to keep a lower-priced substitute from the market. The complaint seeks treble damages, declaratory relief and costs, including attorneys' fees. In addition, two actions have been brought against the Company, Altana and Nycomed by indirect purchasers of *Protonix*, purporting to represent putative national classes of indirect purchasers of *Protonix*. *Fawcett v. Altana, et al.*, Civil Action No. 07-6133 (JLL), and *Painters' District Council No. 30 v. Altana, et al.*, Civil Action No. 07-6150 (JLL). Both actions have been filed in federal court in New Jersey. Plaintiffs in these actions allege various violations of federal and state antitrust laws, as well as violations of various state consumer protection statutes. Like plaintiffs in the *Dik Drug* case, these plaintiffs allege that defendants engaged in a course of anticompetitive conduct intended to secure an unlawful monopoly through procurement of an unenforceable patent and to extend that alleged unlawful monopoly by preventing entry of generics. The complaints seek declaratory and injunctive relief, damages, as well as restitution, disgorgement, constructive trust and unjust enrichment. All three antitrust cases have been consolidated and stayed pending resolution of the underlying patent litigation.

On January 16, 2008, the European Commission announced a sector-wide competition law inquiry into the pharmaceutical industry. *EU Pharmaceuticals Sector Inquiry,* Case No. COMP/D2/39.514. This investigation was launched by unscheduled inspections at the European offices of a number of branded and generic pharmaceutical companies, including the Company's U.K. offices. The Commission stated publicly that it has no indication that specific companies have violated the competition laws.

Regulatory Proceedings

Effexor *Proceedings*

In April 2003, a petition was filed with the FDA by a consultant on behalf of an unnamed client seeking the FDA's permission to submit an ANDA for venlafaxine extended release tablets utilizing the Company's *Effexor XR* (extended release capsules) capsules as the reference product. Such permission is required before a generic applicant may submit an ANDA for a product that differs from the reference product in dosage form or other relevant characteristics. In August 2003, the Company submitted comments on this petition, raising a number of safety, efficacy and patient compliance issues that could not be adequately addressed through standard ANDA bioequivalence studies and requested the FDA to deny the petition on this basis. In March 2005, the FDA granted the petition. In April 2005, the Company requested that the FDA reconsider its decision to grant the petition and stay any further agency action. However, as noted above, after accepting the filing of an ANDA from Sun for venlafaxine extended release tablets referencing *Effexor* XR (extended release capsules) in August 2007, the FDA ruled in November 2008 that the Sun ANDA must be withdrawn on the ground that its proper reference drug should be Osmotica's venlafaxine extended release tablet product, not *Effexor* XR (extended release capsules) (see Patent Litigation—*Effexor* Litigation). As part of that ruling, the FDA stated that the outcome made it unnecessary to address the issues raised in the Company's petition for reconsideration.

The Company is cooperating in responding to a subpoena served on the Company in January 2004 from the U.S. Office of Personnel Management, Office of the Inspector General, requesting certain documents related to *Effexor*. The subpoena requests documents related principally to educating or consulting with physicians about *Effexor*, as well as marketing or promotion of *Effexor* to physicians or pharmacists, from January 1, 1997 to September 30, 2003. Other manufacturers of psychopharmacologic products also have received subpoenas.

Zosyn *Proceedings*

In November 2005, Sandoz Inc. (Sandoz) filed a petition with the FDA requesting a determination that the Company's previous formulation of *Zosyn* (piperacillin and tazobactam for injection) had not been discontinued for reasons of safety and effectiveness and requesting the FDA's permission to submit ANDAs referencing the discontinued formulation. In January 2006, the Company submitted a comment requesting the FDA to deny the Sandoz petition on the grounds that (1) proposed generic products are not legally permitted to use discontinued formulations of existing products as reference drugs and (2) approval of a generic version of *Zosyn* that lacks the inactive ingredients in the current formulation of *Zosyn* would be contrary to FDA regulations and the public health. The matter is pending before the FDA.

In April 2006, the Company filed a petition with the FDA asking the FDA to refrain from approving any application for a generic product that references *Zosyn* unless the generic product complies with the U.S. Pharmacopeia standards on particulate matter in injectable drugs and exhibits the same compatibility profile as *Zosyn*, particularly with respect to compatibility with Lactated Ringer's Solution and the aminoglycoside antibiotics amikacin and gentamicin. The Company further requested that in the event the FDA chooses to approve a generic product that did not exhibit the same compatibility profile as *Zosyn*, the FDA would condition such approval upon the applicant's implementation of a risk minimization action plan to address the confusion that would necessarily arise as a result of such difference. The matter is pending before the FDA.

Other third parties also have submitted petitions and comments to the FDA related to this matter, all of which are pending before the agency.

In December 2008 and January 2009, the Company received notice that five generic companies each have filed ANDAs seeking FDA approval to market generic versions of *Zosyn*. These notices alleged that the generic products do not infringe the Company's patents. The Company is investigating these allegations. The Company believes that these ANDAs relate to the prior formulation of *Zosyn*.

Consent Decree

The Company's Wyeth Pharmaceuticals division, a related subsidiary, and an executive officer of the Company are subject to a consent decree entered into with the FDA in October 2000 following the seizure in June 2000 from the Company's distribution centers in Tennessee and Puerto Rico of a small quantity of certain of the Company's products then manufactured at the Company's Marietta, Pennsylvania facility. The seizures were based on FDA allegations that certain of the Company's biological products were not manufactured in accordance with current Good Manufacturing Practices (cGMP) at the Company's Marietta and Pearl River, New York facilities. The consent decree, which has been approved by the United States District Court for the Eastern District of Tennessee, does not represent an admission by the Company or the executive officer of any violation of the U.S. Federal Food, Drug, and Cosmetic Act or its regulations. As provided in the consent decree, an expert consultant conducted a comprehensive inspection of the Marietta and Pearl River facilities, and the

Company has identified various actions to address the consultant's observations. As of September 1, 2005, the Company had ceased manufacturing operations at its Marietta facility, decommissioned such facility and sold such facility to another company. On January 12, 2007, based on the Company's completion of the corrective actions identified by the expert consultant for the Pearl River facility, the expert consultant's certification of such completion, and the corrective actions completed by the Company following the FDA's inspection of the Pearl River facility in August 2006, the FDA issued a letter pursuant to the consent decree confirming that the Pearl River facility appears to be operating in conformance with applicable laws and regulations and the relevant portions of the consent decree. As a result, there is no longer a requirement for review by the expert consultant of a statistical sample of the manufacturing records for approved biological product prior to distribution of individual lots. The consent decree now requires the Pearl River facility to undergo a total of four annual inspections by an expert consultant to assess its continued compliance with cGMPs and the consent decree. The first two such inspections have been completed, and in both instances, the expert consultant found the facility to be operating in a state of cGMP compliance.

Environmental Matters

The Company is a party to, or otherwise involved in, legal proceedings under the U.S. Comprehensive Environmental Response, Compensation and Liability Act and similar state and foreign laws directed at the cleanup of various sites, including the Bound Brook, New Jersey site, in various federal and state courts in the United States and other countries. The Company's potential liability in these legal proceedings varies from site to site. As assessments and cleanups by the Company proceed, these liabilities are reviewed periodically by the Company and are adjusted as additional information becomes available. Environmental liabilities inherently are unpredictable and can change substantially due to factors such as additional information on the nature or extent of contamination, methods of remediation required and other actions by governmental agencies or private parties.

MPA Matter

The Company's Wyeth Medica Ireland (WMI) subsidiary has received a Statement of Claim filed in the Irish High Court in Dublin by Schuurmans & Van Ginneken, a Netherlands-based molasses and liquid storage concern. Plaintiff claims it purchased sugar water allegedly contaminated with medroxyprogesterone acetate (MPA) from a WMI sugar water manufacturing effluent that was to have been disposed of by a third party. Plaintiff originally sought compensation in the amount of approximately €115 million for the contamination and disposal of up to 26,000 tons of molasses allegedly contaminated with MPA and for compensation on behalf of an unspecified number of its animal feed customers who are alleged to have used contaminated molasses in their livestock feed formulations. During discovery in 2008, plaintiff further particularized its losses as totaling approximately €24 million, exclusive of interest and legal fees. WMI has provided plaintiff bank guarantees in the amount of €28.6 million as security for the amounts claimed by plaintiff in its Statement of Claim. WMI also is subject to a number of other lawsuits seeking damages relating to alleged contamination of pigs with MPA.

In November 2006, WMI was served with criminal summonses charging WMI with 18 violations of the Waste Management Act and WMI's Integrated Pollution Prevention and Control License in connection with five specifically identified shipments of MPA-contaminated sugar water waste from WMI's Newbridge, Ireland facility. The Company thereupon initiated proceedings in the Irish High Court in Dublin challenging the right of the Director of Public Prosecutions (DPP) and the Irish Environmental Protection Agency to prosecute the alleged violations of WMI's Integrated Pollution Prevention and Control License. WMI's challenge was denied by the High Court, and WMI then appealed the High Court's decision to the Supreme Court of Ireland, where the matter is now pending. The criminal prosecution of the five summonses alleging breach of WMI's Integrated Pollution Prevention and Control License and, in effect, the entire prosecution in the local Circuit Court have been stayed pending resolution of the Supreme Court appeal.

Tax Matters

In 2002, a Brazilian Federal Public Attorney sought to contest a 2000 decision by the Brazilian First Board of Tax Appeals, which had found that the capital gain of the Company from its divestiture of its oral health care business was not taxable in Brazil. In current U.S. dollars, the claim is for approximately $124 million. The Company has timely filed a response in this action; and, other than procedural activities, no further action has been taken with respect to the Company in this matter.

Commitments

The Company leases certain property and equipment for varying periods under operating leases. Future minimum rental payments under non-cancelable operating leases with terms in excess of one year in effect at December 31, 2008 were as follows:

(In thousands)	
2009	$123,900
2010	98,400
2011	81,000
2012	67,000
2013	54,300
Thereafter	96,700
Total rental commitments	$521,300

Rental expense for all operating leases was $176.7 million, $182.4 million and $163.9 million in 2008, 2007 and 2006, respectively.

Other

As part of its business, the Company has made and will continue to make significant investments in assets, including inventory, plant and equipment, which relate to potential new products and potential changes in manufacturing processes or reformulations of existing products. The Company's ability to realize value on these investments is contingent on, among other things, regulatory approval and market acceptance of these new products, process changes and reformulations. In addition, several of the Company's existing products are nearing the end of their compound patent terms. If the Company is unable to find alternative uses for the assets supporting these products, these assets may need to be evaluated for impairment and/or the Company may need to incur additional costs to convert these assets to an alternate use. The Company's productivity initiatives may involve the acceleration of the impairment of these assets and/or the incurrence of additional costs to convert these assets to alternate uses. Earlier than anticipated generic competition for these products also may result in excess inventory and associated charges.

16. Company Data by Segment

The Company has four reportable segments: Pharmaceuticals, Consumer Healthcare, Animal Health and Corporate. The Company's Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments are strategic business units that offer different products and services. The reportable segments are managed separately because they develop, manufacture, distribute and sell distinct products and provide services that require differing technologies and marketing strategies.

The Pharmaceuticals segment develops, manufactures, distributes and sells branded human ethical pharmaceuticals, biotechnology products, vaccines and nutritional products. Products include neuroscience therapies, musculoskeletal therapies, vaccines, nutritional products, anti-infectives, women's health care products, hemophilia treatments, gastroenterology drugs, immunological products and oncology therapies.

The Consumer Healthcare segment develops, manufactures, distributes and sells OTC health care products that include pain management therapies, including analgesics and heat wraps, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal care and personal care items.

The Animal Health segment develops, manufactures, distributes and sells biological and pharmaceutical products for animals that include vaccines, pharmaceuticals, parasite control and growth implants.

Corporate is primarily responsible for the audit, controller, treasury, tax and legal operations of the Company's businesses and maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to the overall management of the Company that are not allocated to the other reportable segments.

The accounting policies of the segments described above are the same as those described in "Summary of Significant Accounting Policies" in Note 1. The Company evaluates the performance of the Pharmaceuticals, Consumer Healthcare and Animal Health reportable segments based on income (loss) before income taxes, which includes gains on the sales of non-corporate assets and certain other items. Corporate includes interest expense and interest income, gains/losses on investments in marketable securities and other corporate assets, certain litigation provisions, net productivity initiatives charges and other miscellaneous items.

Company Data by Reportable Segment

(In millions) Year Ended December 31,	2008	2007	2006
Net Revenue by Principal Products			
Pharmaceuticals:			
Effexor	**$ 3,927.9**	$ 3,793.9	$ 3,722.1
Prevnar	**2,715.5**	2,439.1	1,961.3
Enbrel			
Outside U.S. and Canada	**2,592.9**	2,044.6	1,499.6
Alliance revenue—U.S. and Canada	**1,204.7**	999.8	919.0
Nutritionals	**1,633.9**	1,443.0	1,200.8
Zosyn/Tazocin	**1,264.0**	1,137.2	972.0
Premarin family	**1,070.4**	1,055.3	1,050.9
Hemophilia family	**950.1**	767.5	663.2
Protonix family[1]	**806.4**	1,911.2	1,795.0
Other	**2,859.6**	3,030.4	3,100.3
Total Pharmaceuticals	**19,025.4**	18,622.0	16,884.2
Consumer Healthcare	**2,720.6**	2,736.1	2,530.2
Animal Health	**1,087.9**	1,041.7	936.3
Total	**$22,833.9**	$22,399.8	$20,350.7
Income (Loss) before Income Taxes			
Pharmaceuticals	**$ 6,651.4**	$ 6,164.5	$ 5,186.4
Consumer Healthcare	**482.7**	519.2	516.2
Animal Health	**195.7**	194.1	163.7
Corporate[2]	**(991.7)**	(421.1)	(436.4)
Total[2]	**$ 6,338.1**	$ 6,456.7	$ 5,429.9
Depreciation and Amortization Expense			
Pharmaceuticals	**$ 878.1**	$ 800.5	$ 719.9
Consumer Healthcare	**38.5**	35.1	20.0
Animal Health	**44.1**	32.6	32.7
Corporate	**46.9**	50.5	30.4
Total	**$ 1,007.6**	$ 918.7	$ 803.0
Expenditures for Long-Lived Assets[3]			
Pharmaceuticals	**$ 1,218.2**	$ 1,410.6	$ 1,228.3
Consumer Healthcare	**366.9**	72.2	35.3
Animal Health	**43.6**	42.4	37.2
Corporate	**80.3**	84.5	72.0
Total	**$ 1,709.0**	$ 1,609.7	$ 1,372.8
Total Assets			
Pharmaceuticals	**$19,042.4**	$18,814.9	$17,171.6
Consumer Healthcare	**2,081.1**	1,833.4	1,492.9
Animal Health	**1,538.3**	1,569.4	1,430.0
Corporate	**21,369.9**	20,499.6	16,384.2
Total	**$44,031.7**	$42,717.3	$36,478.7

Company Data by Geographic Segment

(In millions) Year Ended December 31,	2008	2007	2006
Net Revenue from Customers[4]			
United States	**$10,714.6**	$11,637.7	$11,054.4
United Kingdom	**1,114.6**	1,083.2	999.5
Other international	**11,004.7**	9,678.9	8,296.8
Total	**$22,833.9**	$22,399.8	$20,350.7
Long-Lived Assets[3][4]			
United States	**$ 8,139.3**	$ 8,211.2	$ 8,075.9
Ireland	**3,816.6**	3,902.3	3,435.9
Other international	**3,925.7**	3,833.3	3,290.3
Total	**$15,881.6**	$15,946.8	$14,802.1

(1) Protonix *family net revenue for 2008 reflects revenue from both the branded product, $394.9, and the Company's own generic version, $411.5, which was introduced in January 2008 in response to the "at risk" launch of infringing generic products. See Note 15 for discussion of* Protonix *litigation.*

(2) *2008, 2007 and 2006 Corporate included net charges of $467.0, $273.4 and $218.6, respectively, relating to the Company's productivity initiatives (see Note 3).*

(3) *Long-lived assets consist primarily of property, plant and equipment, goodwill, other intangibles and other assets, excluding deferred taxes, net investments in equity companies and various financial assets.*

(4) *Other than the United States and the United Kingdom, no other country in which the Company operates had net revenue of 5% or more of the respective consolidated total. Other than the United States and Ireland, no other country in which the Company operates had long-lived assets of 5% or more of the respective consolidated total. The basis for attributing net revenue to geographic areas is the location of the customer.*

17. Merger Agreement with Pfizer

On January 26, 2009, the Company announced it had entered into a definitive merger agreement with Pfizer, a Delaware corporation, and a wholly owned Delaware subsidiary of Pfizer. Pursuant to the merger agreement and subject to the conditions set forth therein, the Pfizer subsidiary will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Pfizer.

As a result of the merger, each outstanding share of the Company's common stock, other than shares of restricted stock (for which holders will be entitled to receive cash consideration pursuant to separate terms of the merger agreement), and shares of common stock held directly or indirectly by the Company or Pfizer (which will be canceled as a result of the proposed merger), and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, will be converted into the right to receive $33.00 in cash, without interest, and 0.985 validly issued, fully paid and non-assessable shares of common stock of Pfizer. Under the terms of the merger agreement, in the event that the number of shares of common stock of Pfizer issuable as a result of the merger would exceed 19.9% of the outstanding shares of common stock of Pfizer immediately prior to the closing of the merger, the stock portion of the merger consideration will be reduced so that no more than 19.9% of the outstanding shares of common stock of Pfizer become issuable in the merger, and the cash portion of the merger consideration will be increased by a corresponding amount.

The completion of the merger is subject to certain conditions, including, among others (i) adoption of the merger agreement by the Company's stockholders, (ii) the absence of certain legal impediments to the consummation of the merger, (iii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and obtaining antitrust approvals in certain other jurisdictions, (iv) subject to certain materiality exceptions, the accuracy of the representations and warranties made by the Company and Pfizer, respectively, and compliance by the Company and Pfizer with their respective obligations under the merger agreement, (v) declaration of the effectiveness by the Securities and Exchange Commission of the Registration Statement on Form S-4 to be filed by Pfizer, and (vi) the lenders providing Pfizer with debt financing in connection with the merger shall not have declined to provide such financing at closing due to the occurrence of a Parent Material Adverse Effect (as defined in the merger agreement) or due to Pfizer failing to obtain (A) an unsecured long-term obligations rating of at least "A2" (with stable (or better) outlook) and a commercial paper credit rating of at least "P-1" (which rating shall be affirmed) from Moody's and (B) a long-term issuer credit rating of at least "A" (with stable (or better) outlook) and a short-term issuer credit rating of at least "A-1" (which rating shall be affirmed) from S&P Ratings Group (it being understood that an unsecured long-term obligations rating of higher than "A2" and a long-term issuer credit rating of higher than "A" shall satisfy the foregoing condition, as applicable, irrespective of whether or not such rating(s) are subject to "negative watch" or "negative outlook") (the Specified Financing Condition).

A copy of the joint press release announcing the transaction was filed as an exhibit to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 26, 2009. A copy of the merger agreement was filed as an exhibit to the Company's Current Report on Form 8-K filed on January 29, 2009.

There are no assurances that the proposed transaction with Pfizer will be consummated on the expected timetable (during the second half of 2009) or at all. The merger agreement contains specified termination rights for the parties. If the merger agreement is terminated in certain circumstances where the Company receives an acquisition proposal that the Board of Directors of the Company determines is, or is reasonably likely to lead to, a Superior Proposal (as defined in the merger agreement), then the Company would be required to pay Pfizer a termination fee of (i) $1.5 billion if such proposal is received during the first 30 days following execution of the merger agreement or (ii) $2.0 billion if such proposal is received after the first 30 days following execution of the merger agreement. The Company would also be required to pay Pfizer a termination fee of $2.0 billion if (1) the merger agreement is terminated due to either the failure of the Company's shareholders to approve the merger or the Company's breach of the merger agreement, and, in each case, certain additional circumstances occur, and (2) within 12 months following such termination, the Company enters into a definitive agreement with a third party with respect to certain extraordinary transactions or certain extraordinary transactions are consummated. In addition, if as a result of an Intervening Event (as defined in the merger agreement) the Company's Board of Directors changes its recommendation that its shareholders approve the merger, then Pfizer could terminate the merger agreement, in which case the Company would be required to pay Pfizer a $2.0 billion termination fee and reimburse Pfizer for up to $700.0 million of expenses incurred by Pfizer in connection with the merger.

If all conditions to the merger agreement are satisfied other than the Specified Financing Condition and Pfizer does not consummate the merger within the period specified in the merger agreement, then the merger agreement may be terminated by the Company, in which case Pfizer would be required to pay the Company a termination fee of $4.5 billion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wyeth:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Wyeth and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Notes 9 and 11 to the consolidated financial statements, the Company changed the manner in which it accounts for pensions and other postretirement benefits in 2006 and the manner in which it accounts for uncertainty in income taxes in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Florham Park, New Jersey
February 26, 2009

MANAGEMENT REPORTS TO WYETH STOCKHOLDERS

Management Report on Consolidated Financial Statements

Management has prepared and is responsible for the Company's consolidated financial statements and related notes to consolidated financial statements. They have been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and necessarily include amounts based on judgments and estimates made by management. All financial information in this Financial Report is consistent with the consolidated financial statements. The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Our Audit Committee is comprised of non-employee members of the Board of Directors, all of whom are independent from our Company. The Committee charter, which is published on our Internet Web site (www.wyeth.com), outlines the members' roles and responsibilities and is consistent with current U.S. securities laws and regulations and New York Stock Exchange guidelines. It is the Audit Committee's responsibility to appoint the independent registered public accounting firm subject to stockholder ratification; approve audit, audit-related, tax and other services performed by the independent registered public accounting firm; and review the reports submitted by them. The Audit Committee meets regularly during the year with management, the internal auditors and the independent registered public accounting firm to discuss audit activities, internal control and financial reporting matters, including reviews of our externally published financial results. The internal auditors and the independent registered public accounting firm have full and free access to the Audit Committee.

We are dedicated to maintaining the high standards of financial accounting and reporting that we have established. We are committed to providing financial information that is transparent, timely, complete, relevant and accurate. Our culture demands integrity and an unyielding commitment to strong internal control over financial reporting. In addition, we are confident in our financial reporting, our underlying system of internal control and our people, who are expected to operate at the highest level of ethical standards pursuant to our Code of Conduct. Finally, we have personally executed all certifications required to be filed with the Securities and Exchange Commission pursuant to the Sarbanes-Oxley Act of 2002 and the regulations thereunder regarding the accuracy and completeness of the consolidated financial statements. In addition, in 2008, we provided to the New York Stock Exchange the annual CEO certification regarding the Company's compliance with the New York Stock Exchange's corporate governance listing standards.

Management Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

The Company's internal control over financial reporting includes policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 based upon criteria set forth in *Internal Control—Integrated Framework* issued by COSO. Based on this assessment, management determined that the Company's internal control over financial reporting was effective as of December 31, 2008.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, which has audited and reported on the consolidated financial statements included herein, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 and has issued its written attestation report on the Company's internal control over financial reporting, which precedes this report.

Bernard Poussot
Chairman, President and
Chief Executive Officer

Gregory Norden
Senior Vice President and
Chief Financial Officer

QUARTERLY FINANCIAL DATA (Unaudited)

(In thousands except per share amounts)	First Quarter 2008	Second Quarter 2008	Third Quarter 2008	Fourth Quarter 2008
Net revenue	$ 5,710,649	$ 5,945,358	$ 5,829,582	$ 5,348,319
Gross profit	4,148,636	4,261,421	4,258,115	3,917,969
Net income	1,196,947	1,122,094	1,138,407	960,385
Diluted earnings per share	0.89	0.83	0.84	0.71

(In thousands except per share amounts)	First Quarter 2007	Second Quarter 2007	Third Quarter 2007	Fourth Quarter 2007
Net revenue	$5,368,686	$5,648,050	$5,619,536	$5,763,526
Gross profit	3,894,175	4,117,873	4,001,955	4,072,108
Net income	1,254,104	1,198,521	1,145,905	1,017,430
Diluted earnings per share	0.92	0.87	0.84	0.75

MARKET PRICES OF COMMON STOCK AND DIVIDENDS

	2008 Range of Prices*			2007 Range of Prices*		
	High	Low	Dividends Paid per Share	High	Low	Dividends Paid per Share
First quarter	$ 48.84	$ 38.39	$ 0.28	$ 52.25	$ 47.75	$ 0.26
Second quarter	48.72	41.21	0.28	62.20	50.51	0.26
Third quarter	49.80	35.80	0.28	58.00	43.65	0.26
Fourth quarter	38.80	28.06	0.30	49.54	43.65	0.28

* *Prices are those of the New York Stock Exchange — Composite Transactions.*

PERFORMANCE GRAPH (Unaudited)

The following graph shows the value as of December 31, 2008 of a $1,000 investment in the Company's common stock as if made on December 31, 2003 (with dividends reinvested), as compared with similar investments based on (i) the value of the S&P 500 Index (with dividends reinvested) and (ii) the value of a market-weighted Peer Group Index composed of the common stock of Abbott Laboratories, Bristol-Myers Squibb Company, Johnson & Johnson, Eli Lilly and Company, Merck & Co., Inc., Pfizer Inc., Schering-Plough Corporation and Wyeth, in each case on a "total return" basis assuming reinvestment of dividends. The stock performance shown below is not necessarily indicative of future performance.



$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
Wyeth Common Stock
S&P 500 Index
Peer Group Index

Comparative Values

Year	Wyeth Common Stock	S&P 500 Index	Peer Group Index
12/31/03	$1,000.00	$1,000.00	$1,000.00
12/31/04	$1,027.60	$1,108.40	$933.42
12/31/05	$1,135.10	$1,162.70	$895.34
12/31/06	$1,281.00	$1,346.00	$1,044.25
12/31/07	$1,136.20	$1,419.80	$1,105.00
12/31/08	$991.90	$895.30	$906.28

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following commentary should be read in conjunction with our consolidated financial statements and notes to consolidated financial statements. When reviewing the commentary below, you should keep in mind the substantial risks and uncertainties that characterize our business. In particular, we encourage you to review the risks and uncertainties described in "Item 1A. RISK FACTORS" in our 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks and uncertainties could cause actual results to differ materially from those projected in forward-looking statements contained in this 2008 Financial Report or implied by past results and trends. We encourage you to review the examples of our forward-looking statements under the heading "Cautionary Note Regarding Forward-Looking Statements." These statements, like all statements in this 2008 Financial Report, speak only as of their date (unless another date is indicated), and we undertake no obligation to update or revise these statements in light of future developments.

Overview

Our Business

Wyeth is one of the world's largest research-based pharmaceutical and health care products companies and is a leader in the discovery, development, manufacturing and marketing of pharmaceuticals, biotechnology products, vaccines, nutritional products, over-the-counter (OTC) products and animal health products.

Our principal strategy for success is creation of innovative products. We strive to produce first-in-class and best-in-class therapies for significant unmet medical needs by leveraging our breadth of knowledge and our resources across three principal scientific development platforms: small molecules, biopharmaceuticals and vaccines.

On January 26, 2009, we announced that we had entered into a merger agreement with Pfizer Inc. (Pfizer) and a wholly owned subsidiary of Pfizer, pursuant to which the Pfizer subsidiary will merge with and into our company, with our company surviving as a wholly owned subsidiary of Pfizer. Under the terms of the merger agreement, each outstanding share of our common stock, other than shares of restricted stock (for which holders will be entitled to receive cash consideration pursuant to separate terms of the merger agreement), and shares of common stock held directly or indirectly by us or Pfizer (which will be canceled as a result of the proposed merger), and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn, will be converted into the right to receive $33.00 in cash, without interest, and 0.985 shares of common stock of Pfizer. The proposed merger has been approved by the Board of Directors of both companies and remains subject to approval by our stockholders, as well as certain additional conditions and approvals of various regulatory authorities. There are no assurances that the proposed merger with Pfizer will be consummated on the expected timetable (during the second half of 2009) or at all. The announcement of the proposed merger, whether or not consummated, may result in a loss of key personnel, may impact our relationships with third parties and may disrupt our sales and marketing, research and development, productivity initiatives or other key business activities, which may have an impact on our financial performance. The merger agreement generally requires us to operate our business in the ordinary course pending consummation of the merger, but includes certain contractual restrictions on the conduct of our business that may affect our ability to execute on our business strategies and attain our financial goals. Unless stated otherwise, all forward-looking information contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations does not take into account or give any effect to the impact of our proposed merger with Pfizer. See Note 17 to our consolidated financial statements, "Merger Agreement with Pfizer," contained in this 2008 Financial Report for additional details.

In 2008, we achieved billion dollar or multibillion dollar revenue status in six of our product lines: *Effexor*, *Prevnar*, *Enbrel*, our nutritional products, *Zosyn*, and our *Premarin* family of products. In addition, we received regulatory approvals for three new products. In February, the U.S. Food and Drug Administration (FDA) approved *Xyntha* (Antihemophilic Factor [Recombinant], Plasma/Albumin-Free), a recombinant factor VIII product for patients with hemophilia A for both the control and prevention of bleeding episodes and surgical prophylaxis, and *Pristiq* (desvenlafaxine), a structurally novel, once-daily serotonin-norepinephrine reuptake inhibitor, to treat adult patients with major depressive disorder (MDD). In April, we and our collaboration partner, Progenics Pharmaceuticals, Inc. (Progenics), received FDA approval for *Relistor* (methylnaltrexone) for subcutaneous injection for the treatment of opioid-induced constipation in advanced-illness patients who are receiving palliative care when response to laxative therapy has not been sufficient. We and Progenics also have received approval from the European Commission and Health Canada for *Relistor* subcutaneous injection for the same indication. In December, a Marketing Authorization Application (MAA) was submitted to European regulators for approval to market *Prevnar 13*, the tradename for our investigational 13-valent pneumococcal conjugate vaccine, for the prevention of pneumococcal disease in infants and young children. We expect to complete our U.S. filing for pediatric use of the vaccine in the first quarter of 2009.

We believe that we now are the fourth largest biotechnology company in the world. In 2008, our revenue from biotechnology products, including vaccines, increased 17% over 2007 and comprised 43% of our total Pharmaceuticals revenue.

We have three principal operating segments: Wyeth Pharmaceuticals (Pharmaceuticals), Wyeth Consumer Healthcare (Consumer Healthcare) and Fort Dodge Animal Health (Animal Health), which we manage separately because they develop, manufacture, distribute and sell distinct products and provide services that require differing technologies and marketing strategies. These segments reflect how senior management reviews the business, makes investing and resource allocation decisions, and assesses operating performance. The following table provides an overview of the business operations of each of these segments:

	Pharmaceuticals	Consumer Healthcare	Animal Health
% of 2008 Worldwide Net Revenue	83%	12%	5%
% of 2008 Segment Net Revenue Generated Outside U.S.	53%	49%	63%
Principal Business Operations	Develops, manufactures, distributes and sells branded human ethical pharmaceuticals, biotechnology products, vaccines and nutritional products	Develops, manufactures, distributes and sells over-the-counter health care products	Develops, manufactures, distributes and sells biological and pharmaceutical products for animals
Principal Product Categories	Neuroscience therapies, musculoskeletal therapies, vaccines, nutritional products, anti-infectives, women's health care products, hemophilia treatments, gastroenterology drugs, immunological products and oncology therapies	Pain management therapies, including analgesics and heat wraps, cough/cold/allergy remedies, nutritional supplements, and hemorrhoidal care and personal care items	Vaccines, pharmaceuticals, parasite control (internal and external parasites) and growth implants

We also have a reportable Corporate segment primarily responsible for the audit, controller, treasury, tax and legal operations of our businesses. This segment maintains and/or incurs certain assets, liabilities, income, expenses, gains and losses related to our overall management that are not allocated to the other reportable segments.

2008 Financial Highlights

- Worldwide net revenue increased 2% to $22,833.9 million in 2008 compared with 2007. Excluding the favorable impact of foreign exchange, worldwide net revenue increased 1%;
- Pharmaceuticals net revenue increased 2% in 2008 compared with 2007 and increased 1% excluding the favorable impact of foreign exchange. The increase reflects the strong performance of *Enbrel*, *Prevnar*, our nutritional products and *Zosyn*. New products *Tygacil*, *Torisel* and *Pristiq* also contributed to the increase in net revenue. These increases in net revenue were offset, in part, by lower sales of the *Protonix* family;
- Consumer Healthcare net revenue decreased 1% in 2008 compared with 2007 and decreased 2% excluding the favorable impact of foreign exchange. New sales from the acquisition of *ThermaCare* and higher sales of *Caltrate* and *Centrum* were more than offset by lower sales of *Advil*, *Alavert*, *Dimetapp* and *Robitussin* and lost revenue due to the divestiture of *Primatene* in the 2008 third quarter; and
- Animal Health net revenue increased 4% in 2008 compared with 2007 and increased 3% excluding the favorable impact of foreign exchange. The increase reflects higher sales of livestock and poultry products, partially offset by lower sales of companion animal and equine products.

2009 Outlook

In 2009, we expect continued growth in our key pharmaceutical franchises *Enbrel*, *Prevnar* and nutritional products, along with our new products *Torisel*, *Tygacil*, *Pristiq* and *Relistor*, which will more than offset the impact of generic competition for *Effexor XR* and *Zosyn*. However, due to the estimated year-to-year impact of foreign exchange, pension expense and net interest expense discussed below, we expect diluted earnings per share for 2009 to be within a range of $3.33 to $3.53. Although we continue to expect that our proposed merger with Pfizer will be consummated in the second half of the year, this range assumes stand-alone operation of our business for the full year. This range excludes charges expected to be incurred in connection with our productivity initiatives and any transaction costs related to the proposed merger with Pfizer. This range is wider than we have historically given due to the volatility of foreign exchange and the uncertainty of other global economic conditions.

This earnings per share outlook assumes that our 2009 overall financial results, compared with 2008, will be adversely impacted in a range of $0.25 to $0.35 per diluted share by the following factors:

- An ***unfavorable year-to-year negative impact of foreign exchange***, which will be only partially offset by the hedging program we have in place for certain currencies.
- The ***decline in the market value of our pension assets, which will increase pension expense.*** The incremental pension expense for 2009 as compared to 2008 is estimated to be approximately $0.13 per diluted share.
- The ***significant decline in interest rates on our cash and marketable securities portfolio, which will increase interest expense, net.*** Although ultimately determined by market conditions, lower marketable securities impairments in 2009 are expected to partially offset this reduction in interest income.

For an understanding of risks and uncertainties that could cause actual 2009 results to differ materially from our expectations, we encourage you to review the discussion under the caption "Our Challenging Business Environment" beginning on page 54 and the risks and uncertainties described in "Item 1A. RISK FACTORS" in our 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Our Principal Products

Set forth below is a summary of the 2008 net revenue performance of our principal products:

(Dollar amounts in millions)	2008 Net Revenue	% Increase/ (Decrease) over 2007
Effexor	$3,927.9	4%
Prevnar	2,715.5	11%
Enbrel		
Outside U.S. and Canada	2,592.9	27%
Alliance revenue—U.S. and Canada	1,204.7	20%
Nutritionals	1,633.9	13%
Zosyn/Tazocin	1,264.0	11%
Premarin family	1,070.4	1%
Hemophilia family	950.1	24%
Protonix family (includes our own generic)	806.4	(58)%

- *Effexor* is our novel antidepressant for treating adult patients with MDD, generalized anxiety disorder, social anxiety disorder and panic disorder. *Effexor* remains our largest franchise and the number one selling antidepressant globally.
- *Prevnar* is our vaccine for preventing invasive pneumococcal disease in infants and young children and is now available in 92 countries worldwide and included in 30 national immunization programs (NIP). We produced and released more than 55 million doses of *Prevnar* in 2008, a 21% increase over 2007 production. In 2008, we sold more than 47 million doses, an increase of 20% over doses sold in 2007, and we have sold an aggregate of more than 220 million doses since *Prevnar* was launched. Revenue growth for *Prevnar* in 2008 was largely driven by the full year impact of NIPs launched in 2007 (Belgium and Denmark) and the commencement of 11 new NIPs in 2008 (Bahrain, Barbados, Cyprus, Hungary, Ireland, New Zealand, Peru, Slovakia, South Africa, Spain and Uruguay). In the future, we will continue to pursue opportunities to secure additional NIPs and launch the product in new markets.
- *Enbrel* is our treatment for rheumatoid arthritis, juvenile rheumatoid arthritis, psoriatic arthritis, plaque psoriasis and ankylosing spondylitis. We have exclusive rights to *Enbrel* outside the United States and Canada and co-promote *Enbrel* with Amgen Inc. (Amgen) in the United States and Canada. *Enbrel* is ranked fifth in global sales among all pharmaceutical products and is ranked first in total global sales among all biotech products. *Enbrel* is the first biologic with published clinical trial data that shows sustained improvements in multiple measures of efficacy in moderate to severe rheumatoid arthritis patients completing up to 10 years of therapy. The approval of competing products for the treatment of psoriasis in 2008 is expected to increase competition in this segment of the market in 2009.
- Nutritionals includes our infant formula and toddler products *S-26 Gold, Promil Gold* and *Progress Gold*. We continue to expand into new markets, grow our business in the countries where we compete, particularly in key emerging markets such as China, and focus our business on the premium sector of the market. Additionally, significant manufacturing capacity expansions currently are under way in the Asia/Pacific region to support our nutritionals business strategy.
- *Zosyn* (*Tazocin* internationally), our broad-spectrum I.V. antibiotic, is the number one selling injectable antibiotic worldwide.
- Our *Premarin* family of products remains the leading therapy to help women address moderate to severe menopausal symptoms.
- Our Hemophilia franchise, which includes *BeneFIX*, *ReFacto AF* and *Xyntha*, provides state-of-the-art products that offer patients with this lifelong bleeding disorder the potential for a near-normal life.
- *Protonix* (pantoprazole sodium) is our proton pump inhibitor for gastroesophageal reflux disease. Sales of *Protonix* were adversely affected during 2008 by the "at risk" launch of generic pantoprazole tablets in the United States. In response, we launched our own generic version of *Protonix* tablets in the 2008 first quarter.

See "Our Challenging Business Environment" beginning on page 54 for a discussion of certain competitive and other factors impacting, or that may impact, our principal products, including a discussion of generic competition for *Effexor*, *Zosyn* and *Protonix*.

Our Product Pipeline

Our continued success depends, in large part, on the discovery and development of new and innovative pharmaceutical products and additional indications for existing products.

During the 2008 fourth quarter, strategic initiatives were implemented to focus our future discovery research and development efforts on six key therapeutic areas and 27 disease areas. The therapeutic areas include: neuroscience, vaccines, inflammation, oncology, metabolism and musculoskeletal. Prior to this initiative, our discovery research and development focus stretched across 14 therapeutic areas and 54 disease areas. In hemophilia and infectious diseases, we will continue to provide for our product franchises on an opportunistic basis. While we are making these changes to our discovery research and development focus, we expect to continue our support of the products we have in preclinical and clinical development.

With respect to *Tygacil* (tigecycline), our innovative broad-spectrum I.V. antibiotic for serious, hospital-based infections, in May 2008, we received an approvable letter from the FDA with respect to our supplemental New Drug Application (NDA) supporting *Tygacil* as a treatment for community-acquired pneumonia and as a treatment for additional resistant pathogens in the approved complicated skin and skin structure infection and complicated intra-abdominal infection indications. In its letter, the FDA requested that, before the application could be approved, we provide additional analyses to support the safety and efficacy of *Tygacil* for the treatment of patients with community-acquired pneumonia with illness severe enough to require hospitalization, including those who are at higher risk of mortality, together with information regarding the risk/benefit of *Tygacil* relative to any potential liver toxicity. In September 2008, we submitted our complete response to the approvable letter, resulting in a new FDA action date in the 2009 first quarter. In April 2008, we withdrew our regulatory filing in the European Union (EU) for *Tygacil* for the treatment of community-acquired pneumonia based on the opinion of the Committee for Medicinal Products for Human Use (CHMP) that our clinical data were not sufficient to allow the CHMP to conclude a positive risk/benefit balance in community-acquired pneumonia at this time. We commenced a new Phase 2 clinical trial of *Tygacil* for the treatment of hospital-acquired pneumonia in the fourth quarter of 2008.

Our NDA filing for *Pristiq*, a structurally novel, once-daily serotonin-norepinephrine reuptake inhibitor for the treatment of adult patients with MDD, was approved by the FDA in February 2008. FDA approval was subject to several post-marketing commitments. We began shipping *Pristiq* in April 2008 and conducted our full U.S. launch of the product in May 2008. In October 2008, as part of our global regulatory strategy and in consultation with the CHMP, we withdrew our central European MAA for desvenlafaxine for the treatment of MDD in adults and have chosen not to pursue it at this time. This decision was based on preliminary feedback from representatives of the CHMP that additional efficacy data for desvenlafaxine would be required for CHMP to recommend a positive opinion. We have received approval for *Pristiq* for the treatment of MDD in adults in nine countries, including the United States and Canada, and applications currently are pending in 28 additional markets.

With respect to our NDA filing with the FDA for *Pristiq* for the non-hormonal treatment of vasomotor symptoms associated with menopause, we received an approvable letter from the FDA in July 2007. In its letter, the FDA indicated that before the application could be approved, among other things, it would be necessary for us to provide additional data regarding the potential for serious adverse cardiovascular and hepatic effects associated with the use of *Pristiq* in this indication. The FDA requested that these data come from a randomized, placebo-controlled clinical trial of a duration of one year or more conducted in postmenopausal women. The requested clinical trial currently is under way and is expected to be completed in the first half of 2010. With respect to regulatory review of desvenlafaxine for the treatment of vasomotor symptoms in the EU, we believe additional data will be necessary to address questions raised by the CHMP regarding the risk/benefit profile of desvenlafaxine in this indication, which could include data from the new study requested by the FDA. As a result, in March 2008, we withdrew our MAA in the EU for this indication.

In November 2008, we terminated further development of *Pristiq* for fibromyalgia.

We and our collaboration partner, Progenics, are working to develop subcutaneous and/or oral formulations of *Relistor* for the treatment of opioid-induced constipation in settings outside of the palliative care setting (where we received approval from the FDA and the European Commission in 2008), such as for chronic pain. In addition, we and Progenics are studying the results of our Phase 3 studies of intravenous *Relistor* in the management of post-operative ileus to determine whether and how to continue development of an intravenous formulation for this indication.

In December 2008, we received a positive CHMP opinion with respect to our EU regulatory filing for *ReFacto AF* (the EU trade name for *Xyntha*). We expect the decision of the European Commission during the 2009 first quarter and, if approved, anticipate launch in the second quarter of 2009. *Xyntha/ReFacto AF* is a recombinant factor VIII product for patients with hemophilia A for both the control and prevention of bleeding episodes and surgical prophylaxis. *Xyntha/ReFacto AF* is manufactured and formulated using an albumin-free process and state-of-the-art nanofiltration technology. It also is the only recombinant factor VIII product to utilize an entirely non-human and non-animal based purification process. Our NDA for *Xyntha* was approved by the FDA in February 2008, and we began shipping the product in the United States in September 2008.

With respect to *Viviant* (bazedoxifene), our selective estrogen receptor modulator for postmenopausal osteoporosis, the FDA has advised us that it expects to convene an advisory committee to review our pending NDAs for both the treatment and prevention indications. We have received approvable letters with respect to each of these NDAs, in which, among other things, the FDA requested further analyses and discussion concerning the incidence of stroke and venous thrombotic events, identified certain issues concerning data collection and reporting, and requested additional source documents. We expect that the FDA-requested advisory committee meeting will be scheduled following submission of our complete response to the approvable letters with respect to the prevention and treatment indications, which we plan to file in 2009. In September 2007, we submitted our MAA in Europe for *Viviant* for the treatment and prevention of osteoporosis. During the ongoing review, the assessors have raised concerns similar to those of the FDA, as well as questions regarding non-clinical safety data. We submitted our response during the second half of 2008 and received a positive CHMP opinion in February 2009.

With respect to *Aprela* (bazedoxifene/conjugated estrogens), our tissue selective estrogen complex under development for menopausal symptoms and osteoporosis, we met with the FDA in early 2008 to review the results from our Phase 3 clinical trials and to discuss our planned NDA filing. While our discussions with the FDA are not yet complete, our plans currently contemplate an initial NDA filing for only the lower of the two principal doses studied in those trials. We must successfully complete additional work before filing an NDA, including finalizing our proposed commercial formulation and linking it to the formulations used in the clinical trials, and we now expect to file an initial NDA no earlier than the first half of 2010. Depending on the outcome of this work and future interactions with the FDA, it is possible that additional clinical data may be necessary to support approval.

The Phase 3 clinical programs for *Prevnar 13* remain ongoing, with the FDA granting fast track designation to the vaccine for use in infants and toddlers in May 2008. In December 2008, we submitted an MAA to the European Medicines Agency for approval for the vaccine in infants and children from two months to five years of age. We are submitting our biologics license application for the vaccine in infants and toddlers to the FDA on a rolling basis as sections of the application are completed in order to facilitate the FDA's review, and we expect to complete our U.S. filing for pediatric use of the vaccine in the first quarter of 2009. Further pediatric filings outside the United States will occur throughout 2009. *Prevnar 13* is also being studied in Phase 3 global clinical trials in adults, with regulatory filings expected in 2010.

In December 2007, we and our collaboration partner, Elan Corporation, plc (Elan), initiated a Phase 3 clinical program for our immunotherapeutic product candidate, bapineuzumab (AAB-001), for the treatment of patients with mild to moderate Alzheimer's disease. Elan is conducting the Phase 3 clinical program in North America while we are conducting the program in other countries worldwide. Based on an interim analysis of data from the principal Phase 2 trial, in early 2008, we initiated the submission of clinical trial applications to support initiating the Phase 3 program outside North America prior to the availability of the final Phase 2 data. In some countries, regulatory authorities asked to review the full Phase 2 data, the Phase 3 protocols and amendments, and/or the Phase 3 safety experience to date before approving the clinical trial applications or permitting continued enrollment and dosing. These actions resulted in slower enrollment than originally planned during 2008. The majority of these consultations with regulatory authorities now have occurred, and enrollment in the clinical studies in many of these countries is continuing, while in others we remain in discussions with the regulators.

We currently have two Phase 3 clinical programs in oncology under way: neratinib (HKI-272) under development for the treatment of women with advanced HER-2-positive breast cancer and bosutinib (SKI-606), a targeted kinase inhibitor under development for the treatment of chronic myelogenous leukemia. We recently discontinued our Phase 3 clinical study with inotuzumab ozogamicin (CMC-544), a targeted calicheamicin conjugate, under development for the treatment of follicular lymphoma due to slow enrollment in the study. However, a further Phase 3 clinical study with CMC-544 in the treatment of diffuse large beta cell lymphoma is planned to start in 2010.

We continue to actively pursue in-licensing opportunities and strategic collaborations to supplement our internal research and development efforts. We face heavy competition from our peers in securing these relationships but believe that the excellence of our research and development and commercial organizations and the breadth of our expertise across traditional pharmaceuticals, biotechnology and vaccines position us well.

Certain Product Liability Litigation

Diet Drug Litigation

Our diet drug litigation is described in greater detail in Note 15 to our consolidated financial statements, "Contingencies and Commitments," contained in this 2008 Financial Report. The $1,091.2 million reserve balance at December 31, 2008 represents our best estimate, within a range of outcomes, of the aggregate amount required to cover diet drug litigation costs, including payments in connection with the nationwide settlement, claims asserted by opt outs from the nationwide settlement, primary pulmonary hypertension claims, and our legal fees related to the diet drug litigation. It is possible that additional reserves may be required in the future, although we do not believe that the amount of any such additional reserves is likely to be material.

Additional trials of diet drug cases are scheduled for 2009. Individual trial results depend on a variety of factors, including many that are unique to the particular case, and our trial results to date, therefore, may not be predictive of future trial results.

Hormone Therapy Litigation

During 2006, we began the first of a number of trials in our hormone therapy litigation, which is described in greater detail in Note 15 to our consolidated financial statements, "Contingencies and Commitments," contained in this 2008 Financial Report. As of December 31, 2008, we were defending approximately 8,700 actions brought on behalf of approximately 10,800 women in various federal and state courts throughout the United States for personal injuries, including primarily claims for breast cancer, as well as claims for, among other conditions, stroke, ovarian cancer and heart disease, allegedly resulting from their use of *Premarin* or *Prempro*. We also face putative class action lawsuits from users of *Premarin* or *Prempro* seeking medical monitoring and purchase price refunds, as well as other damages. Although most of these putative class actions have been dismissed or withdrawn, a hearing for class certification in a West Virginia statewide refund class action that began in 2008 has been adjourned to a date not yet set in 2009.

Of the 31 hormone therapy cases alleging breast cancer that have been resolved after being set for trial, 24 now have been resolved in our favor (by voluntary dismissal by the plaintiffs (14), summary judgment (6), defense verdict (3) or judgment for us notwithstanding the verdict (1)), several of which are being appealed by the plaintiffs. Of the remaining seven cases, four such cases have been settled, one resulted in a plaintiffs' verdict that was vacated by the court and a new trial ordered (which plaintiffs have appealed), and two resulted in plaintiffs' verdicts that we are appealing. Additional cases have been voluntarily dismissed by plaintiffs before a trial setting. Additional trials of hormone therapy cases are scheduled in 2009. Individual trial results depend on a variety of factors, including many that are unique to the particular case, and our trial results to date, therefore, may not be predictive of future trial results.

As we have not determined that it is probable that a liability has been incurred and an amount is reasonably estimable, we have not established any litigation accrual for our hormone therapy litigation. As of December 31, 2008, we have recorded $174.3 million in insurance receivables relating to defense and settlement costs of our hormone therapy litigation. The insurance carriers that provide coverage that we contend is applicable have either denied coverage or have reserved their rights with respect to such coverage. We believe that the denials of coverage are improper and intend to enforce our rights under the terms of those policies.

Our Challenging Business Environment

Generally, we face the same difficult environment that all research-based pharmaceutical companies are confronting. We continue to be challenged by the efforts of government agencies, insurers, employers and consumers to lower prices through leveraged purchasing plans, use of formularies, importation, reduced reimbursement for prescription drugs and other means. Generic products are growing as a percentage of total prescriptions, and generic manufacturers are becoming more aggressive in challenging patents. Insurers and employers are increasingly demanding that patients start with a generic product before switching to a branded product if necessary, and our products increasingly compete with generic products. Competition among branded products also is intensifying. Global economic conditions may accelerate these pricing pressures or lead to increased usage of generic and private label products. Regulatory burdens and safety concerns are increasing both the cost and time it takes to bring new drugs to market. Post-marketing regulatory and media scrutiny of product safety also is increasing.

Certain key challenges to our business are highlighted below, but we encourage you to review "Item 1A. RISK FACTORS" in our 2008 Annual Report on Form 10-K for more information about challenges, risks and uncertainties.

Sales of *Protonix* were adversely affected in 2008 by the "at risk" launch of generic pantoprazole tablets in the United States by Teva Pharmaceutical Industries, Ltd. and Teva Pharmaceuticals USA, Inc. (collectively, Teva) in December 2007, several years in advance of the expiration of the U.S. compound patent that we exclusively license from Nycomed GmbH (Nycomed), and the subsequent "at risk" launch of Sun Pharmaceutical Advanced Research Centre Ltd. and Sun Pharmaceutical Industries Ltd. (collectively, Sun) generic pantoprazole tablets in January 2008. Following Teva's "at risk" launch and its resulting impact on the market, we launched our own generic version of *Protonix* tablets in January 2008. However, sales of our own generic have not, and cannot, offset the substantial harm caused by the launch of the infringing generics. As described in Note 15 to our consolidated financial statements, "Contingencies and Commitments," contained in our 2008 Financial Report, *Protonix* is the subject of ongoing U.S. patent litigation between us and our partner, Nycomed, and several generic manufacturers. In September 2007, the United States District Court for the District of New Jersey denied our motion for a preliminary injunction against Teva and Sun seeking to prevent the launch of a generic version of *Protonix* prior to resolution of ongoing patent litigation between the parties. The Court determined that Teva had raised sufficient questions about the validity of the patent to preclude the extraordinary remedy of a preliminary injunction. The Court did not conclude that the patent was invalid or not infringed and emphasized that its findings were preliminary. The Court also stated that the generic manufacturers will need to meet a higher burden of proof, clear and convincing evidence, to prove the compound patent is invalid. We and Nycomed have appealed the Court's denial of the preliminary injunction. In addition, we and Nycomed have filed amended complaints against Teva and Sun seeking damages resulting from their patent infringement and have requested a jury trial. We expect that trial in this matter will occur no earlier than the second quarter of 2010. We and Nycomed continue to believe that the *Protonix* patent is valid and enforceable and intend to continue to vigorously enforce our patent rights and seek monetary damages, including for lost profits and other damages, as well as orders prohibiting further infringement of the compound patent. However, the course and outcome of future proceedings cannot be predicted with certainty, and there is no assurance that the validity of the *Protonix* patent will be upheld or that we will recover monetary damages and/or obtain other requested relief. We also have filed a patent infringement litigation against KUDCO Ireland, Ltd. (KUDCo) based on its Paragraph IV certification for a generic *Protonix* tablet product. The thirty-month stay against KUDCo expired on January 25, 2009. If KUDCo decides to enter the market "at risk" prior to the expiration of the *Protonix* patent, we and Nycomed expect to file an amended complaint seeking damages against KUDCo.

Late in 2005, we reached agreement with Teva on a settlement of the U.S. patent litigation pertaining to Teva's proposed generic version of *Effexor XR* (extended release capsules). Under licenses granted to Teva as part of the settlement, Teva launched a generic version of *Effexor* (immediate release tablets) in the United States in August 2006 and will be permitted to launch a generic capsule version of *Effexor XR* (extended release capsules) in the United States beginning on July 1, 2010, subject to earlier launch based on specified events. Events that could trigger an earlier U.S. market entry by Teva with a generic version of *Effexor XR* (extended release capsules) include specific market conditions and developments regarding the applicable Wyeth patents, including the outcome of other generic challenges to the patents. Seven lawsuits concerning such generic challenges currently are pending. There can be no assurance that the outcome of these litigations or the occurrence of specific market conditions will not trigger generic entry by Teva or another generic manufacturer before July 1, 2010. In connection with the licenses pursuant to the settlement, Teva will pay us specified percentages of profit from sales of each of the Teva generic versions, subject to adjustment or suspension based on market conditions and developments regarding the applicable patent rights.

In July 2008, we reached agreement with Impax Laboratories, Inc. (Impax) on a settlement of the U.S. patent litigation pertaining to Impax's proposed generic version of *Effexor XR* (extended release capsules). Under the terms of the settlement, we have granted Impax a license that would permit Impax to launch its generic capsule version of *Effexor XR* (extended release capsules) on or after June 1, 2011, subject to earlier launch in limited circumstances but in no event earlier than January 1, 2011. In connection with the license pursuant to the settlement, Impax will pay us a specified percentage of profit from sales of its generic product. The parties also have agreed that Impax will utilize its neurology-focused sales force to co-promote *Pristiq*.

In November 2008, we reached agreement with Anchen Pharmaceuticals, Inc. (Anchen) on a settlement of the U.S. patent litigation pertaining to Anchen's proposed generic version of *Effexor XR* (extended release capsules). Under the terms of the settlement, we have granted Anchen a license that would permit Anchen to launch a generic capsule version of *Effexor XR* (extended release capsules) on or after June 1, 2011, subject to earlier launch in limited circumstances but in no event earlier than January 1, 2011. In connection with the license, Anchen will pay us a specified percentage of profit from sales of the generic product.

In early 2008, we settled our U.S. patent litigation with Osmotica Pharmaceutical Corp. (Osmotica), which filed an NDA pursuant to 21 U.S.C. 355(b)(2) seeking FDA approval to market extended release venlafaxine HCl tablets. Venlafaxine HCl is the active ingredient used in *Effexor XR* (extended release capsules). Under the terms of the settlement, we have granted Osmotica a license under certain patents pursuant to which Osmotica will pay us a royalty on sales of its extended release venlafaxine tablets. In May 2008, the FDA approved Osmotica's tablet product but did not rate it as therapeutically equivalent, also referred to as AB rated, to *Effexor XR* (extended release capsules). Therefore, Osmotica's tablet product ordinarily will not be substitutable for *Effexor XR* (extended release capsules) at the pharmacy level. Osmotica launched its tablet product in October 2008.

In 2007, we granted a covenant not to sue to Sun, which had filed an Abbreviated New Drug Application (ANDA) seeking FDA approval to market venlafaxine HCl extended release tablets. The covenant not to sue was limited to the same three patents involved in the above-mentioned litigations and also was limited to the specific tablet product that is the subject of Sun's ANDA. On November 25, 2008, the FDA granted a citizen petition filed by Osmotica asking the agency to reject Sun's pending ANDA for venlafaxine extended release tablets referencing *Effexor XR* (extended release capsules) on the ground that the proper reference drug for Sun's ANDA should be Osmotica's tablet product, not *Effexor XR* (extended release capsules). Pursuant to the FDA's ruling, Sun will be required to withdraw its current ANDA and submit a new ANDA referencing Osmotica's approved venlafaxine extended release tablet product and showing bioequivalence to that product, should Sun still wish to pursue approval of an extended release venlafaxine tablet.

While we expect that the availability of one or more tablet products will result in erosion of *Effexor XR* (extended release capsules) sales in 2009, we believe that the overall impact will be much less significant than would be expected from AB rated generic competition.

The compound patent for venlafaxine in most markets outside the United States expired in December 2008, and generic versions of *Effexor* (immediate release tablets) and *Effexor XR* (extended release capsules) have been introduced in a number of major non-U.S. markets. In the 2008 fourth quarter, we began to see the impact of generic product launches in certain markets outside the United States; however, with the exception of Canada, where our combined net revenue from *Effexor* (immediate release tablets) and *Effexor XR* (extended release capsules) has decreased significantly since the availability of generic versions beginning in December 2006, the impact on our overall *Effexor* (immediate release tablets) results for 2008 was limited. We expect a significant impact on our sales of *Effexor XR* (extended release capsules) throughout 2009 as generic versions are introduced in additional markets outside the United States.

Demand in the United States in 2008 for *Effexor XR* (extended release capsules) declined slightly as we shifted promotional support to *Pristiq*, our new product for the treatment of adult patients with MDD, which was launched in May 2008. *Pristiq* competes directly with our *Effexor* family of products, and sales of *Effexor* may be adversely impacted over time by the reduction in promotional support.

Compound patent protection for *Zosyn* expired in the United States in February 2007. Certain additional patent protection remains. Our current formulation of *Zosyn* was approved by the FDA in 2005 and has additional patent protection until 2023. We believe that the timing and impact of generic competition for *Zosyn* in the United States will depend, among other factors, upon the timing and nature of the FDA's response to the citizen petitions filed by Wyeth and third parties regarding *Zosyn*, which are discussed in greater detail in Note 15 to our consolidated financial statements, "Contingencies and Commitments," in our 2008 Financial Report. Generic competition for *Zosyn* in the United States could occur at any time and likely would have a significant adverse impact on our sales of the product. Compound patent protection for *Zosyn* (*Tazocin* internationally) expired in most major markets outside the United States in July 2007. Accordingly, we are facing generic competition in a number of major markets outside the United States and may face generic competition in additional countries in the near future.

In addition to competition from generic manufacturers, we face substantial competition from competing branded products. For example, *Enbrel* faces competition from multiple alternative therapies depending on the indication and country. *Enbrel* also faces potential competition from therapies under development. In addition, a competitor has developed a 10-valent pneumococcal vaccine, which was recently approved for sale in Canada and is pending approval in other markets (including the EU where the CHMP recommended approval in January 2009), which would compete with *Prevnar* and/or, if approved, *Prevnar 13*.

Additional analyses of the benefits and risks of hormone therapy in the treatment of menopausal symptoms continue to be published from time to time, including additional analyses of data from the Women's Health Initiative. We continue to believe that hormone therapy remains a good health care choice for the appropriate woman seeking the relief of moderate to severe menopausal symptoms, including hot flashes, night sweats and vaginal atrophy, and the prevention of postmenopausal osteoporosis. We also believe the product labeling appropriately reflects the product profile. Nevertheless, it is uncertain what impact, if any, the publicity about risks discussed in prior or future publications will have on our sales of *Premarin* and *Prempro* and our hormone therapy litigation.

In October 2007, the FDA convened a joint meeting of the Pediatric and Nonprescription Drugs Advisory Committees to discuss the safety and efficacy of OTC cough and cold products for use in children. The advisory committees recommended that these products no longer be used in children under the age of six. In October 2008, the FDA held a public hearing to solicit comment on certain scientific, regulatory and product use topics relating to children's cough and cold products, and the FDA has indicated that it intends to issue proposed revised regulations on the use of OTC cough and cold products in children. We have initiated voluntary changes to the labeling of our *Robitussin* and *Dimetapp* families of products to simplify the product labels by, among other things, separating *Robitussin* into two product lines: adult (for adults and children ages 12 and up) and children's. Regulatory agencies in other countries also have made, and in the future may make, related recommendations on these products. These events have resulted in lower sales of our *Robitussin* and *Dimetapp* families of products and may further adversely impact sales of these products in the future.

In December 2007, the FDA convened a meeting of the Nonprescription Drugs Advisory Committee to discuss the efficacy of the oral decongestant phenylephrine (PE), an ingredient used in several *Robitussin* and *Dimetapp* products. The advisory committee concluded that available evidence was supportive of the efficacy of PE at 10 milligrams but recommended that additional studies be conducted on the efficacy of PE at 10 milligrams and the safety and efficacy of PE at higher doses. Depending on the FDA's response to the advisory committee's recommendations, sales of our *Robitussin* and *Dimetapp* families of products could be adversely impacted.

It is possible that concerns about misuse will lead to new point-of-sale restrictions on products containing dextromethorphan, such as our *Robitussin* and *Dimetapp* products. For example, the World Health Organization and the United Nations are conducting a formal review of dextromethorphan to determine if it meets the applicable criteria for international scheduling status as a controlled substance. Such status may subject these products to additional restrictions on sale and other requirements that could negatively affect sales.

As described below under "Our Productivity Initiatives," in 2008, we continued our productivity initiatives by launching Project Impact. If we are not able to fully execute the strategic transformation of our business contemplated by Project Impact, our future results of operations could be adversely affected.

Global economic conditions could impact consumer and customer demand for our products, as well as our ability to manage normal commercial relationships with our partners, distributors, manufacturers, suppliers and other third parties. If the current economic situation continues or deteriorates further, our business could be negatively impacted by reduced demand for our products or third-party disruptions resulting from tighter credit markets and other adverse economic conditions. For example, sales of our principal products are dependent, in part, on the availability and extent of reimbursement from third-party payors, including governments and private insurance plans. As a result of the volatility of the current financial markets, our third-party payors may delay or be unable to satisfy their reimbursement obligations, which could have an adverse effect on the sales of our products as well as our business and results of operations. In addition, increased economic hardship among consumers of our products, including unemployment, loss of health insurance and prescription drug benefits, and declining household income, also could adversely impact our business. We rely upon third parties for certain parts of our business, including licensees and partners, wholesale distributors of our products, contract clinical trial providers, contract manufacturers, unaffiliated third-party suppliers and counterparties to our investment arrangements. The recent volatility in the financial markets and the slowdown in the general economy may lead to a disruption or delay in the performance or satisfaction of commitments to us by these third parties, which could have an adverse effect on our business and results of operations.

We conduct a substantial portion of our business in currencies other than the U.S. dollar. While we attempt to hedge certain currency risks, currency fluctuations between the U.S. dollar and the currencies in which we do business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Likewise, past currency fluctuations have at times resulted in foreign currency transaction gains, and there can be no assurance that these gains can be reproduced. For example, the favorable impact of foreign exchange on our net revenue during the first nine months of 2008 was not replicated in the fourth quarter of 2008 due to a weakening of foreign currencies relative to the U.S. dollar. If the U.S. dollar maintains its current value or grows stronger against foreign currencies, our 2009 net revenue would be adversely affected. In addition, as a result of global economic conditions, our pension plan assets incurred a significant decline in market value in 2008, which we expect will result in increased pension expense of approximately $250.0 million in 2009. Further, due to the significant decline in interest rates on our investments, we expect that net interest expense will increase substantially in 2009.

As part of our business, we have made and will continue to make significant investments in assets, including inventory, plant and equipment, which relate to potential new products and potential changes in manufacturing processes or reformulations of existing products. Our ability to realize value on these investments is contingent on, among other things, regulatory approval and market acceptance of these new products, process changes and reformulations. In addition, several of our existing products are nearing the end of their compound patent terms. If we are unable to find alternative uses for the assets supporting these products, these assets may need to be evaluated for impairment and/or we may need to incur additional costs to convert these assets to an alternate use. Our productivity initiatives may involve the acceleration of the impairment of these assets and/or the incurrence of additional costs to convert these assets to alternate uses. Earlier than anticipated generic competition for these products also may result in excess inventory and associated charges.

Our Productivity Initiatives

In 2008, we continued our productivity initiatives by launching Project Impact, a company-wide program designed to initially address short-term fiscal challenges, particularly the significant loss of sales and profits resulting from the launch of generic versions of *Protonix*. Longer term, Project Impact will include strategic actions designed to fundamentally change how we conduct business as we adapt to the continuously changing business climate. Prior to 2008, we had other global productivity initiatives programs in place.

In 2008, 2007 and 2006, we recorded net charges aggregating $467.0 million, $273.4 million and $218.6 million, respectively, related to the productivity initiatives. The 2008 charges were primarily severance and other employee-related costs resulting from an approximate 7% reduction in workforce during the year. Offsetting 2008 total charges was a $104.7 million gain on the sale of a manufacturing facility in Japan in the 2008 first quarter. The 2007 charges primarily related to manufacturing site network consolidation initiatives. The 2006 charges include costs related to the change in our primary care selling model and efficiency improvements to our global support functions. It is expected that additional costs will be incurred under our productivity initiatives over the next several years. When fully implemented, we expect Project Impact to generate annual cost savings in a range of $1.0 billion to $1.5 billion.

Critical Accounting Estimates

Our consolidated financial statements are presented in accordance with accounting principles that are generally accepted in the United States. All professional accounting standards effective as of December 31, 2008 have been taken into consideration in preparing the consolidated financial statements. Our preparation of the consolidated financial statements requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. Some of those estimates are subjective and complex, and, therefore, actual results could differ from those estimates. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. Management believes the following critical accounting policies reflect the most significant estimates and assumptions used in the preparation of our consolidated financial statements.

Chargebacks/Rebates

Chargebacks/rebates, which are our most significant deductions from gross sales, are offered to customers based upon volume purchases, the attainment of market share levels and government mandates. Chargeback/rebate accruals, included in *Accrued expenses*, are established at the later of (a) the date at which the related revenue is recorded or (b) the date at which the incentives are offered. Reserves for chargebacks/rebates are estimated using historical rates and current wholesaler inventory data. Rebate rates are determined based on historical experience, trend analysis, demand conditions, competition and projected market conditions in the various markets served. Internal data as well as information obtained from external sources such as independent market research agencies and data from wholesalers are considered when establishing these reserves. Other factors, including identification of which products have been sold subject to a rebate, which customer or government price terms apply, and the estimated lag time between sale and payment of a rebate, also are considered. We continually monitor the adequacy of the accruals by analyzing historical rebate rates, making adjustments to originally recorded reserves when trends or specific events indicate that adjustment is appropriate and comparing actual payments with the estimates used in establishing the accrual. Historically, actual payments have not varied significantly from the reserves provided.

Product Returns

Provisions for product returns are provided for as deductions to arrive at *Net revenue*. We consider many factors in determining our reserves for product returns. Typically, those factors that influence the reserves do not change significantly from period to period and include: actual historical return activity, level of inventory in the distribution network, inventory turnover, demand history, demand projections, estimated product shelf life, pricing and competition. Internal data as well as information obtained from the wholesalers are considered when establishing these reserves. We have identified historical patterns of returns for major product classes, including new products. Return rates for new products are estimated by comparing the new product with similar product types that exist in our product line. We review our reserves for product returns quarterly to verify that the trends being considered to estimate the reserves have not changed materially. The reserves for product returns cover all products, and, historically, actual returns have not varied significantly from the reserves provided.

Wholesaler Agreements
We have entered into wholesaler service agreements with many of our full-line pharmaceutical wholesale distributors in the United States, including our three largest wholesale distributors, which accounted for approximately 29% of *Net revenue* in 2008. Under these agreements, the wholesale distributors have agreed, in return for certain price concessions, not to exceed certain targeted inventory levels. As a result, we, along with our wholesale partners, are able to manage product flow and inventory levels in a way that more closely follows trends in prescriptions.

Accruals for Legal Proceedings
We are involved in various legal proceedings, including product liability, patent, commercial, environmental and antitrust matters, of a nature considered normal to our business. These include allegations of injuries caused by our products, including *Redux*, *Pondimin*, *Prempro*, *Premarin* and *Effexor*, among others. The estimated amounts we expect to pay in these cases are accrued when it is probable that a liability has been incurred and the amount is reasonably estimable. In assessing the estimated costs, we consider many factors, including past litigation experience, scientific evidence and the specifics of each matter. Legal defense costs, which are expected to be incurred in connection with a loss contingency, are accrued when the contingency is considered probable and reasonably estimable. Additionally, we record insurance receivable amounts from third-party insurers when recovery is probable. Prior to November 2003, we were self-insured for product liability risks with excess coverage on a claims-made basis from various insurance carriers in excess of the self-insured amounts and subject to certain policy limits. Effective November 2003, we became completely self-insured for product liability risks.

In addition, we have responsibility for environmental, safety and cleanup obligations under various federal, state and local laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. In many cases, future environmental-related expenditures cannot be quantified with a reasonable degree of accuracy. As investigations and cleanups proceed, environmental-related liabilities are reviewed and adjusted as additional information becomes available. Environmental liabilities are undiscounted, do not consider potential recoveries from insurers or third parties and will be paid out over periods in which the remediation occurs.

Stock-Based Compensation
Statement of Financial Accounting Standards (SFAS) No. 123R, "Share-Based Payment" (SFAS No. 123R), requires all share-based payments, including grants of employee stock options, to be recognized in the statement of operations as compensation expense (based on their fair values) over the vesting period of the awards. We determine the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes option pricing model incorporates certain assumptions, such as the risk-free interest rate, expected volatility, expected dividend yield and expected life of the options. The weighted average assumptions used for grants during 2008 were as follows: the risk-free interest rate, 3.3%; expected volatility, 28.6%; expected dividend yield, 3.2%; and expected life of the options, six years.

Income Taxes
We apply an asset and liability approach to accounting for income taxes. Deferred tax liabilities and assets are recognized for the future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The recoverability of deferred tax assets is dependent upon our assessment that it is more likely than not that sufficient future taxable income will be generated in the relevant tax jurisdiction to realize the deferred tax asset. In the event we determine future taxable income will not be sufficient to utilize the deferred tax asset, a valuation allowance is recorded. In the event we were to determine that we would be able to realize all or a portion of our net deferred tax assets, an adjustment to the valuation allowance would increase income in the period such determination was made. Likewise, should we subsequently determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, an adjustment to the valuation allowance would be charged to income in the period such determination was made. We have not established valuation allowances related to our net federal deferred tax assets, as we believe that it is more likely than not that the benefits of these assets will be realized. Valuation allowances have been established for certain state and foreign deferred tax assets related to net operating losses, credits and temporary differences.

We are subject to income tax in many jurisdictions throughout the world and are regularly under examination by numerous taxing authorities. We regularly assess the likelihood of adverse outcomes resulting from such examinations to determine the adequacy of our provision for income taxes. These assessments involve complex judgments about future events and rely on estimates and assumptions by management. Actual audit results could differ from these estimates.

Actuarial Assumptions for Pension and Other Postretirement Benefit Plans
On an annual basis, we perform an internal study of actuarial assumptions. Based on this study, we determine the appropriate discount rate and expected long-term rate of return on plan assets for our defined benefit pension plans. In 2008, the discount rate used to determine our benefit obligation was decreased by 20 basis points to 6.25%, the discount rate used to determine our net periodic benefit

cost was increased by 55 basis points to 6.45%, while the expected rate of return on plan assets was decreased by 25 basis points to 8.75%, which reflects our anticipated future market returns based upon the markets in which we invest. The net periodic benefit cost for our U.S. pension plans is expected to increase by approximately $190.0 million to $404.0 million in 2009 compared with 2008 primarily due to the decline in global equity markets during 2008. As a sensitivity measure, the effect of a 25 basis-point decrease in our discount rate assumption would increase our net periodic benefit cost for our U.S. pension plans by approximately $9.0 million. A 1% decrease in the expected rate of return on plan assets would increase the U.S. pension plan expense by approximately $34.0 million.

We also review the principal actuarial assumptions relating to our other postretirement benefit plans on an annual basis. We maintained the health care cost trend rate for 2008 at 9.00%, consistent with the prior year. This growth rate, ultimately, is expected to decrease to 5.00% by 2015 and remain constant thereafter. In reviewing postretirement claims data and other related assumptions, we believe that this trend rate appropriately reflects the trend aspects of our other postretirement benefit plans as of December 31, 2008. Similar to the pension plans discussed above, in 2008, the discount rate used to determine our other postretirement accumulated benefit obligation was decreased by 20 basis points to 6.25%, and the discount rate used to determine our net periodic benefit cost was increased by 55 basis points to 6.45%. Net periodic benefit cost in 2009 for our U.S. other postretirement benefit plans is expected to increase by approximately $14.0 million to $171.0 million compared with 2008 primarily due to a decrease in the discount rate from 6.45% to 6.25% and by changes in the health care trend factors and updated per capita claims, partially offset by full recognition of our productivity initiatives. As a sensitivity measure, the effect of a 25 basis-point decrease in our discount rate assumption would increase our U.S. other postretirement net periodic benefit cost by approximately $5.0 million.

Restructuring and Other Related Charges

To improve efficiency, streamline operations and rationalize manufacturing facilities, we periodically record restructuring and other related charges that are associated with our productivity initiatives. As a result, we have made estimates and judgments regarding our future plans, including future termination benefits and other exit costs to be incurred when the restructuring actions take place. In connection with these actions, management also assesses the recoverability of long-lived assets employed in the business. These estimates and assumptions are closely monitored by management and periodically adjusted as circumstances warrant. For instance, expected asset lives may be shortened or an impairment recorded based on a change in the expected useful life or performance of the asset.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed our disclosure presented above.

Results of Operations

2008 vs. 2007

Net Revenue

Worldwide *Net revenue* increased 2% to $22,833.9 million in 2008 compared with 2007 and increased 1% excluding the favorable impact of foreign exchange. The increase in international net revenue of 13% in 2008 was partially offset by a decrease in U.S. net revenue of 8% in 2008. The following table sets forth worldwide *Net revenue* for 2008, 2007 and 2006 by reportable segment together with the percentage changes in worldwide *Net revenue* from prior years:

(Dollar amounts in millions)	Year Ended December 31,			% Increase (Decrease)	
Net Revenue	**2008**	**2007**	**2006**	**2008 vs. 2007**	**2007 vs. 2006**
Pharmaceuticals	**$19,025.4**	$18,622.0	$16,884.2	**2%**	10%
Consumer Healthcare	**2,720.6**	2,736.1	2,530.2	**(1)%**	8%
Animal Health	**1,087.9**	1,041.7	936.3	**4%**	11%
Consolidated net revenue	**$22,833.9**	$22,399.8	$20,350.7	**2%**	10%

The following table sets forth the percentage changes in 2008 and 2007 worldwide *Net revenue* by reportable segment and geographic area compared with the prior year, including the effect volume, price and foreign exchange had on these percentage changes:

	% Increase/(Decrease) Year Ended December 31, 2008				% Increase Year Ended December 31, 2007			
	Volume	Price	Foreign Exchange	Total Net Revenue	Volume	Price	Foreign Exchange	Total Net Revenue
Pharmaceuticals								
United States	(9)%	1%	—	(8)%	—	6%	—	6%
International	10%	—	3%	13%	10%	—	6%	16%
Total	—	1%	1%	2%	5%	3%	2%	10%
Consumer Healthcare								
United States	(10)%	2%	—	(8)%	1%	1%	—	2%
International	2%	3%	3%	8%	7%	1%	8%	16%
Total	(5)%	3%	1%	(1)%	4%	1%	3%	8%
Animal Health								
United States	(14)%	5%	—	(9)%	6%	2%	—	8%
International	12%	—	2%	14%	5%	1%	8%	14%
Total	1%	2%	1%	4%	6%	1%	4%	11%
Total								
United States	(10)%	2%	—	(8)%	—	5%	—	5%
International	9%	1%	3%	13%	10%	—	6%	16%
Total	—	1%	1%	2%	5%	2%	3%	10%

Pharmaceuticals

Worldwide Pharmaceuticals net revenue increased 2% for 2008 compared with 2007. Excluding the favorable impact of foreign exchange, worldwide Pharmaceuticals net revenue increased 1% for 2008. U.S. Pharmaceuticals net revenue decreased 8% for 2008 due primarily to lower sales of the *Protonix* family offset, in part, by higher sales of *Zosyn*, *Effexor* and *Prevnar* and higher *Enbrel* alliance revenue. The increase in *Effexor* and *Prevnar* net revenue was primarily due to price increases while the increase in *Zosyn* net revenue was primarily due to volume and price increases. Also contributing to the net revenue increase were new products *Pristiq, Torisel* and *Tygacil.*

International Pharmaceuticals net revenue increased 13% in 2008 and increased 10% excluding the favorable impact of foreign exchange. The 10% increase excluding the impact of foreign exchange was due primarily to higher sales of *Enbrel* resulting from volume increases. *Prevnar* also contributed to the increase in net revenue due to increased volume resulting from the launch of *Prevnar* in six new markets, as well as the full year impact from 2007 NIP launches and new revenue from 2008 NIP launches. Further driving the net revenue increase were sales increases of our nutritional products primarily due to price increases and increased sales of *BeneFIX* due to increased volume primarily associated with the reacquisition of European product rights in the 2007 third quarter.

Consumer Healthcare

Worldwide Consumer Healthcare net revenue decreased 1% for 2008 compared with 2007. Excluding the favorable impact of foreign exchange, worldwide Consumer Healthcare net revenue decreased 2% for 2008. Consumer Healthcare net revenue in the United States decreased 8% in 2008 due primarily to lower sales of *Advil* as a result of a shift in consumer buying patterns to non-branded products and lower sales of *Dimetapp* and *Robitussin* due to a significant drop in the cold and cough business resulting from FDA and industry announcements regarding the use of these products in children. Additionally, lower sales of *Alavert* and lost revenue due to the divestiture of *Primatene* in the 2008 third quarter contributed to the decrease in net revenue. Sales of *ThermaCare,* which was acquired in the 2008 third quarter, partially offset these decreases.

International Consumer Healthcare net revenue increased 8% in 2008 and increased 5% excluding the favorable impact of foreign exchange. The 5% increase excluding the impact of foreign exchange was primarily a result of higher sales of *Centrum*, *Advil* and *Caltrate.*

Animal Health

Worldwide Animal Health net revenue increased 4% for 2008 compared with 2007. Excluding the favorable impact of foreign exchange, worldwide Animal Health net revenue increased 3% for 2008. Animal Health net revenue in the United States decreased 9% due to lower sales of livestock, companion animal and equine products.

International Animal Health net revenue increased 14% in 2008 and increased 12% excluding the favorable impact of foreign exchange. The 12% increase excluding the impact of foreign exchange was due primarily to higher sales of livestock products, in particular, *Zulvac* bluetongue vaccine, along with higher sales of poultry and companion animal products.

Significant Product Results

The following tables set forth significant 2008, 2007 and 2006 Pharmaceuticals, Consumer Healthcare and Animal Health worldwide net revenue by product:

Pharmaceuticals

(In millions)	2008	2007	2006
Effexor	**$ 3,927.9**	$ 3,793.9	$ 3,722.1
Prevnar	**2,715.5**	2,439.1	1,961.3
Enbrel			
Outside U.S. and Canada	**2,592.9**	2,044.6	1,499.6
Alliance revenue—U.S. and Canada	**1,204.7**	999.8	919.0
Nutritionals	**1,633.9**	1,443.0	1,200.8
Zosyn/Tazocin	**1,264.0**	1,137.2	972.0
Premarin family	**1,070.4**	1,055.3	1,050.9
Protonix family (includes our own generic)	**806.4**	1,911.2	1,795.0
BeneFIX	**586.9**	432.6	357.6
rhBMP-2	**389.6**	358.9	308.0
Oral contraceptives	**386.0**	433.9	454.9
Rapamune	**375.8**	364.8	336.9
ReFacto/Xyntha	**363.2**	334.9	305.6
Tygacil	**216.2**	137.9	71.5
Torisel	**122.1**	26.6	—
Pristiq	**66.5**	—	—
Other	**1,303.4**	1,708.3	1,929.0
Total Pharmaceuticals	**$19,025.4**	$18,622.0	$16,884.2

Consumer Healthcare

(In millions)	2008	2007	2006
Centrum	**$ 728.0**	$ 704.9	$ 657.1
Advil	**673.3**	684.1	620.2
Caltrate	**249.2**	225.9	195.1
Robitussin	**198.7**	220.3	225.5
ChapStick	**137.6**	139.7	127.9
Preparation H	**111.7**	109.7	103.1
Advil Cold & Sinus	**71.8**	73.7	61.0
Dimetapp	**52.1**	72.6	81.7
Alavert	**36.7**	56.0	49.8
ThermaCare	**26.5**	—	—
Other	**435.0**	449.2	408.8
Total Consumer Healthcare	**$ 2,720.6**	$ 2,736.1	$ 2,530.2

Animal Health

(In millions)	2008	2007	2006
Livestock products	**$ 501.3**	$ 452.4	$405.5
Companion animal products	**309.8**	317.9	283.9
Equine products	**139.3**	145.3	135.5
Poultry products	**137.5**	126.1	111.4
Total Animal Health	**$1,087.9**	$1,041.7	$936.3

Sales Deductions

We deduct certain items from gross revenue, which primarily consist of provisions for product returns, cash discounts, chargebacks/rebates, customer allowances and consumer sales incentives. Chargebacks/rebates are our most significant deductions from gross revenue. The provision for chargebacks/rebates relates primarily to U.S. sales of pharmaceutical products provided to wholesalers and managed care organizations under contractual agreements or to certain governmental agencies that administer benefit programs, such as Medicaid. While different programs and methods are utilized to determine the chargeback or rebate provided to the customer, we consider both to be a form of price reduction. Except for chargebacks/rebates, provisions for each of the other components of sales deductions were individually less than 2% of gross sales.

The change in our accruals for chargebacks/rebates, product returns, cash discounts and all other sales deductions for 2008, 2007 and 2006 was as follows:

(In millions)	Chargebacks/ Rebates	Product Returns	Cash Discounts	Other Sales Deductions	Total
Balance at January 1, 2006	$ 765.5	$ 136.5	$ 26.6	$ 90.9	$ 1,019.5
Provision	2,290.2	152.3	255.1	196.5	2,894.1
Payments/credits	(2,321.8)	(159.5)	(252.0)	(206.1)	(2,939.4)
Balance at December 31, 2006	$ 733.9	$ 129.3	$ 29.7	$ 81.3	$ 974.2
Provision	2,571.9	167.7	264.2	202.6	3,206.4
Payments/credits	(2,567.8)	(173.4)	(267.9)	(216.0)	(3,225.1)
Balance at December 31, 2007	$ 738.0	$ 123.6	$ 26.0	$ 67.9	$ 955.5
Provision	**2,372.4**	**193.0**	**247.5**	**231.6**	**3,044.5**
Payments/credits	**(2,453.3)**	**(188.4)**	**(242.8)**	**(234.3)**	**(3,118.8)**
Balance at December 31, 2008	**$ 657.1**	**$ 128.2**	**$ 30.7**	**$ 65.2**	**$ 881.2**

The decrease in the provision for chargebacks/rebates in 2008 was primarily caused by a decrease in chargebacks/rebates related to decreased sales of *Protonix* due to the introduction of generic pantoprazole.

Operating Expenses

The following table sets forth 2008, 2007 and 2006 *Cost of goods sold* and *Selling, general and administrative expenses* as a percentage of net revenue:

	% of Net Revenue			Percentage-Point Increase/(Decrease)	
	2008	**2007**	**2006**	**2008 vs. 2007**	**2007 vs. 2006**
Cost of goods sold	**27.4%**	28.2%	27.5%	**(0.8)**	0.7
Selling, general and administrative expenses	**29.9%**	30.2%	31.9%	**(0.3)**	(1.7)

Cost of Goods Sold

Cost of goods sold, as a percentage of *Net revenue,* decreased to 27.4% for 2008 compared with 28.2% for 2007 due, in part, to a favorable product mix led by higher sales of *Enbrel* and *Prevnar* that have a higher gross margin, which replaced, in part, lower sales of lower margin *Protonix.* Favorable manufacturing variances and higher alliance revenue, which has no corresponding cost of goods sold, also contributed to the decrease. The decrease was partially offset by higher sales of lower margin nutritional products and higher inventory adjustments.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, as a percentage of net revenue, decreased to 29.9% in 2008 compared with 30.2% in 2007 due, in part, to a decrease in marketing spend on several products, including *Protonix.* The decrease also was due to lower selling expenses due primarily to sales force reductions and savings associated with our productivity initiatives. These decreases were partially offset by higher general and administrative expenses due primarily to additional costs incurred with the implementation of our productivity initiatives.

Research and Development Expenses

The following table sets forth 2008, 2007 and 2006 total *Research and development expenses* and the portion that relates to the Pharmaceuticals segment together with the percentage changes from prior years:

(Dollar amounts in millions)	Year Ended December 31,			% Increase	
	2008	**2007**	**2006**	**2008 vs. 2007**	**2007 vs. 2006**
Research and development expenses	**$3,373.2**	$3,256.8	$3,109.1	**3.6%**	4.8%
Pharmaceuticals research and development expenses	**3,123.8**	3,036.3	2,896.6	**2.9%**	4.8%
Pharmaceuticals as a percentage of total research and development expenses	**93%**	93%	93%	—	—

The increase in *Research and development expenses* for 2008 was due primarily to higher clinical expenses primarily related to *Prevnar 13*, AAB-001 (Alzheimer's) and SKI-606 (chronic myelogenous leukemia). These increases were offset, in part, by reduced expenses related to *Enbrel.* Pharmaceuticals research and development expenses, as a percentage of worldwide Pharmaceuticals net revenue, exclusive of nutritional sales, were 18% for each of the years 2008, 2007 and 2006.

Interest (Income) Expense and Other (Income) Expense

The following table sets forth selected information about *Interest (income) expense, net* and *Other (income) expense, net* for 2008, 2007 and 2006:

(In millions)	Year Ended December 31,		
	2008	**2007**	**2006**
Interest (income) expense, net	**$24.9**	$ (90.5)	$ (6.6)
Other (income) expense, net	**11.5**	(290.5)	(271.5)

Interest (Income) Expense, net

Interest (income) expense, net for 2008 became an expense due primarily to lower interest income earned on our cash and marketable securities balances, reflecting lower interest rates in 2008 as compared with 2007 interest rates.

Other (Income) Expense, net

Other (income) expense, net was an expense for 2008 and primarily was due to costs related to our foreign exchange hedging program of $146.2 million and net investment write-downs of $187.9 million, which included impairments of $68.7 million relating to Lehman Brothers and Washington Mutual bonds. These costs were partially offset by royalty income of approximately $238.6 million, which included a one-time receipt of $60.0 million related to the previously divested *Synvisc* product line and a gain of $104.7 million on the sale of a manufacturing facility in Japan.

2007 vs. 2006

Net Revenue

Pharmaceuticals

Worldwide Pharmaceuticals net revenue increased 10% for 2007 compared with 2006. Excluding the favorable impact of foreign exchange, worldwide Pharmaceuticals net revenue increased 8% for 2007. U.S. Pharmaceuticals net revenue increased 6% for 2007 due primarily to higher sales of *Effexor, Protonix, Prevnar* and *Zosyn* offset, in part, by lower sales of *Inderal LA* due to generic competition and lower alliance revenue. The modest increase in *Effexor* net revenue was primarily due to price increases, which were offset, in part, by lower volume, while the growth in *Protonix* net revenue was attributable to improved contracting resulting in a higher realized price per unit and the impact of replenishing normal wholesaler inventory levels. The increases in *Prevnar* and *Zosyn* net revenue were due to both volume and price increases.

International Pharmaceuticals net revenue increased 16% (10% excluding the favorable impact of foreign exchange) for 2007 due primarily to higher sales of *Enbrel* (driven by volume increases), *Prevnar* (resulting from the launch of *Prevnar* in 13 new markets as well as the addition of *Prevnar* to three new NIPs during 2007) and our nutritionals product line (driven by growth in China and other Asia/Pacific markets) offset, in part, by lower sales of *Effexor* due to generic competition primarily in Canada.

Consumer Healthcare

Worldwide Consumer Healthcare net revenue increased 8% for 2007 compared with 2006. Excluding the favorable impact of foreign exchange, worldwide Consumer Healthcare net revenue increased 5% for 2007. Consumer Healthcare net revenue in the United States increased 2% for 2007 due primarily to higher sales of *Advil, Advil PM, Advil Cold & Sinus* and *Caltrate* offset, in part, by lower sales of *Robitussin* and *Dimetapp* due to the voluntary recall and replacement program initiated during the 2007 third quarter in connection with the redesign of dosing cups and lower sales of *Centrum*.

International Consumer Healthcare net revenue increased 16% (8% excluding the favorable impact of foreign exchange) for 2007 due primarily to higher sales of *Centrum, Caltrate, Advil, Robitussin, ChapStick* and *Advil Cold & Sinus*.

Animal Health

Worldwide Animal Health net revenue increased 11% for 2007 compared with 2006. Excluding the favorable impact of foreign exchange, worldwide Animal Health net revenue increased 7% for 2007. Animal Health net revenue in the United States increased 8% due to higher sales of livestock, companion animal products, which included sales of our recently launched *ProMeris* flea and tick products for dogs and cats, and poultry products.

International Animal Health net revenue increased 14% (6% excluding the favorable impact of foreign exchange) for 2007 due to higher sales of companion animal, livestock, poultry and equine products.

Operating Expenses

Cost of Goods Sold

The increase in *Cost of goods sold*, as a percentage of *Net revenue*, to 28.2% for 2007 compared with 27.5% for 2006 was due primarily to costs pertaining to the closure of a manufacturing facility owned by Amgen and used in the production of *Enbrel*. Gross margin also was negatively impacted by higher sales of lower margin products such as *Protonix, Zosyn* and nutritional products, as well as lower sales of the higher margin product *Inderal LA*, which experienced generic competition beginning in early 2007, and lower alliance revenue (with no corresponding decrease in cost of goods sold). These decreases were partially offset by price increases and higher sales of *Prevnar*, which has a higher gross margin.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased 4% while *Net revenue* increased at a rate of 10% for 2007 compared with 2006. This difference is primarily attributable to an increase in net revenue of certain pharmaceutical products (e.g., *Prevnar*), which generally require lower promotional spending compared with other marketed Pharmaceuticals products, as well as reduced selling and marketing expenses in the United States for *Effexor, Enbrel* and *Altace* (King Pharmaceuticals assumed all responsibility for the marketing and selling of *Altace* January 1, 2007). These decreases were offset, in part, by increased spending to support pre- and post-launch marketing costs for *Lybrel, Torisel, Pristiq* and *Relistor*. Marketing and selling expenses also increased in international markets to support existing and new product launches.

Research and Development Expenses

The increase in *Research and development expenses* for 2007 was due primarily to higher salary-related expenses and higher clinical expenses primarily related to *Prevnar 13, Relistor*, bifeprunox, *Torisel* and *Tygacil*. These increases were offset, in part, by reduced milestone payments and the completion of certain clinical studies for *Viviant* and *Aprela*. Pharmaceuticals research and development expenses, as a percentage of worldwide Pharmaceuticals net revenue, exclusive of nutritional sales, were 18% for each of the years 2007, 2006 and 2005.

Interest (Income) Expense and Other Income

Interest (Income) Expense, net

The increase in *Interest (income) expense, net* for 2007 was due primarily to higher interest income earned on higher cash balances in 2007 offset, in part, by higher interest expense primarily due to the $2,500.0 million Notes issued in March 2007.

Other (Income) Expense, net

Other income, net increased slightly for 2007 due primarily to increased gains from product divestitures in the Pharmaceuticals segment.

2008, 2007 and 2006 Significant Items

Productivity Initiatives

In 2008, we continued our productivity initiatives by launching Project Impact, a company-wide program designed to initially address short-term fiscal challenges, particularly the significant loss of sales and profits resulting from the launch of generic versions of *Protonix*. Longer term, Project Impact will include strategic actions designed to fundamentally change how we conduct business as we adapt to the continuously changing business climate. Prior to 2008, we had other global productivity initiatives programs in place as described in Note 3 to our consolidated financial statements.

In 2008, 2007 and 2006, we recorded net pre-tax charges of $467.0 million ($348.9 million after-tax or $0.26 per share-diluted), $273.4 million ($194.4 million after-tax or $0.14 per share-diluted) and $218.6 million ($154.5 million after-tax or $0.11 per share-diluted), respectively, related to our long-term productivity initiatives. It is expected that additional costs will be incurred under our productivity initiatives over the next several years.

Income Tax Adjustments

In 2006, we recorded a favorable income tax adjustment of $70.4 million ($0.05 per share-diluted) within the *Provision for income taxes* due to a release of a previously established valuation allowance against state deferred tax assets. Deferred tax assets result primarily from the recording of certain accruals and reserves that currently are not deductible for tax purposes and from tax loss carryforwards. Valuation allowances previously had been provided for certain state deferred tax assets due to the uncertainty of generating sufficient taxable income in these state jurisdictions as a result of our diet drug litigation (see Note 11 to our consolidated financial statements, "Income Taxes"). Given the progress made during 2006 in resolving the diet drug litigation claims, there is now greater certainty regarding the status of the litigation. We considered these circumstances in re-evaluating the realizability of the state deferred tax assets.

Income (Loss) before Income Taxes

The following table sets forth 2008, 2007 and 2006 worldwide *Income (loss) before income taxes* by reportable segment together with the percentage changes in worldwide *Income (loss) before income taxes* from prior years:

(Dollar amounts in millions) **Income (Loss) before Income Taxes**	**Year Ended December 31,**			**% Increase/(Decrease)**	
	2008	**2007**	**2006**	**2008 vs. 2007**	**2007 vs. 2006**
Pharmaceuticals	**$6,651.4**	$6,164.5	$5,186.4	**8%**	19%
Consumer Healthcare	**482.7**	519.2	516.2	**(7)%**	1%
Animal Health	**195.7**	194.1	163.7	**1%**	19%
Corporate[(1)]	**(991.7)**	(421.1)	(436.4)	**N/M**	4%
Total[(2)]	**$6,338.1**	$6,456.7	$5,429.9	**(2)%**	19%

N/M - Not Meaningful

(1) 2008, 2007 and 2006 Corporate included a net charge of $467.0, $273.4 and $218.6, respectively, related to our productivity initiatives (see Note 3 to our consolidated financial statements). The productivity initiatives related to the reportable segments as follows:

(In millions) **Segment**	**Year Ended December 31,**		
	2008	**2007**	**2006**
Pharmaceuticals	**$ 516.7**	$259.5	$198.0
Consumer Healthcare	**36.7**	9.7	11.5
Animal Health	**6.7**	4.2	9.1
Corporate	**11.6**	—	—
Total charges	**571.7**	273.4	218.6
Gain on asset sale	**(104.7)**	—	—
Total	**$ 467.0**	$273.4	$218.6

(2) Excluding the 2008, 2007 and 2006 productivity initiatives charges, total Income before income taxes *increased 1% for 2008 and 19% for 2007.*

The following explanations of changes in *Income (loss) before income taxes*, by reportable segment, for 2008 compared with 2007 and 2007 compared with 2006 exclude the items listed in footnote (1) to the table above.

Pharmaceuticals

Worldwide Pharmaceuticals income before income taxes increased 8% for 2008 compared with 2007 due primarily to higher worldwide net revenue, higher gross margin, as a percentage of net revenue, and lower selling and general expenses, as a percentage of net revenue, offset, in part, by higher research and development expenses and lower other income, net.

Worldwide Pharmaceuticals income before income taxes increased 19% for 2007 compared with 2006 due primarily to higher worldwide net revenue, lower selling and general expenses, as a percentage of net revenue, and higher other income, net, offset, in part, by slightly lower gross margins earned on worldwide sales of pharmaceutical products and higher research and development expenses.

Consumer Healthcare

Worldwide Consumer Healthcare income before income taxes decreased 7% for 2008 compared with 2007 due primarily to slightly lower worldwide net revenue, lower gross margin, as a percentage of net revenue, higher selling and general expenses, as a percentage of net revenue, and higher other expense, net. The decrease was offset, in part, by a slight decrease in research and development expenses.

Worldwide Consumer Healthcare income before income taxes increased 1% for 2007 compared with 2006 due primarily to higher worldwide net revenue and higher other income, net, offset, in part, by lower gross margin on worldwide net revenue, a slight increase in selling and general expenses, as a percentage of net revenue, and higher research and development spending.

Animal Health

Worldwide Animal Health income before income taxes increased 1% for 2008 compared with 2007 due primarily to higher worldwide net revenue and lower research and development expenses offset, in part, by slightly higher selling and general expenses, as a percentage of net revenue, and higher other expense, net.

Worldwide Animal Health income before income taxes increased 19% for 2007 compared with 2006 due primarily to higher worldwide net revenue, slightly higher gross margin, as a percentage of worldwide net revenue, and lower selling and general expenses, as a percentage of net revenue, offset, in part, by higher research and development expenses.

Corporate

Corporate expenses, net, excluding certain significant items, increased to $524.7 million in 2008 from $147.7 million in 2007 due primarily to lower interest income earned on our cash and marketable securities balances, net write-offs of investments and increased costs associated with our foreign exchange hedging program.

Corporate expenses, net decreased 32% for 2007 compared with 2006 due primarily to higher net interest income compared with interest expense in the prior period, partially offset by the non-recurrence of certain 2006 items.

Income Tax Rate

The resulting income tax rates for 2008, 2007 and 2006, excluding certain items affecting comparability, were 30.0%, 28.5% and 24.2%, respectively. See the "2008, 2007 and 2006 Significant Items" section herein for a discussion of certain items affecting comparability. The increase between 2008 and 2007, as well as the increase between 2007 and 2006, reflects the impact of higher sales in 2008 and 2007 of certain pharmaceutical products such as *Enbrel* and *Prevnar*, which are manufactured in less favorable tax jurisdictions, and increased expenditures in 2008 and 2007 on research and development and other expenses in non-U.S. locations. Additionally, the increased tax rate between 2008 and 2007 reflects the loss of tax benefits due to the at-risk launch of infringing, generic pantoprazole tablets.

Consolidated Net Income and Diluted Earnings per Share

Net income and diluted earnings per share in 2008 decreased to $4,417.8 million and $3.27, respectively, compared with $4,616.0 million and $3.38 for 2007.

Management uses various measures to manage and evaluate our performance and believes it is appropriate to specifically identify certain significant items included in net income and diluted earnings per share to assist investors with analyzing ongoing business performance and trends. In particular, our management believes that investors should consider the impact of the following items that are included in net income and diluted earnings per share when comparing 2008 with 2007 and 2007 with 2006 results of operations:

2008:

- Net charges of $467.0 million ($348.9 million after-tax or $0.26 per share-diluted) related to our productivity initiatives (see Note 3 to our consolidated financial statements).

2007:

- Net charges of $273.4 million ($194.4 million after-tax or $0.14 per share-diluted) related to our productivity initiatives (see Note 3 to our consolidated financial statements).

2006:

- Net charges of $218.6 million ($154.5 million after-tax or $0.11 per share-diluted) related to our productivity initiatives (see Note 3 to our consolidated financial statements); and
- Income tax adjustment of $70.4 million ($0.05 per share-diluted) within the *Provision for income taxes* related to the reduction of certain deferred tax asset valuation allowances.

The 2008, 2007 and 2006 productivity initiatives charges, which primarily included costs of eliminating certain positions at our facilities and closing certain manufacturing facilities, have been identified as significant items by our management as these charges are not considered to be indicative of continuing operating results. The 2006 income tax adjustment related to a reduction of certain deferred tax asset allowances has been identified as a significant item by our management due to its nature and magnitude.

Management believes that isolating the items identified above when reviewing our results provides a useful view of ongoing operations for these accounting periods. For further details related to these items, refer to the discussion of "2008, 2007 and 2006 Significant Items" herein.

Adjusting for the certain significant items noted above, which affect comparability, net income was $4,766.8 million for 2008 compared with $4,810.4 million for 2007. The decrease in net income, as previously discussed, was primarily due to:

- The significant decrease in *Protonix* net revenue, due to the "at risk" launch of generic versions of *Protonix* and the related decrease in operating profit;
- Lower interest income earned on our cash and marketable securities;
- Net write-downs of investments;
- Higher *Research and development expenses* due primarily to higher late-stage clinical trial spending; and
- The increase in the tax rate to 30.0% in 2008 compared with 28.5% in 2007.

The decrease in net income, as previously discussed, was offset, in part, by:

- Higher *Net revenue* from our key franchise products;
- Lower *Cost of goods sold*, as a percentage of net revenue; and
- A decrease in *Selling, general and administrative expenses*, as a percentage of net revenue, due primarily to sales force reductions and cost savings associated with our productivity initiatives.

Adjusting for the certain significant items noted above, which affect comparability, net income was $4,810.4 million for 2007 compared with $4,280.8 million for 2006. The increase in net income, as previously discussed, was primarily due to:

- Higher *Net revenue* from our key franchise products;
- Lower *Selling, general and administrative expenses*, as a percentage of net revenue;
- Higher *Interest income, net*; and
- Higher *Other income, net.*

The increase in net income, as previously discussed, was offset, in part, by:

- Slightly higher *Cost of goods sold*, as a percentage of net revenue;
- Higher research and development spending primarily due to higher salary-related expenses and higher clinical expenses related to *Prevnar 13*, *Relistor*, bifeprunox, *Torisel* and *Tygacil*; and
- The increase in the tax rate to 28.5% in 2007 from 24.2% in 2006.

Liquidity, Financial Condition and Capital Resources

Cash and Cash Equivalents

Our cash and cash equivalents decreased $438.0 million as of December 31, 2008 compared with 2007. The decrease was largely driven by a net decrease in cash from investing activities of $3,263.7 million. Uses of cash during 2008 were as follows:

- Purchases of marketable securities of $3,526.2 million;
- Dividend payments of $1,520.3 million;
- Capital expenditures totaling $1,409.0 million;
- Payments of $997.9 million related to our diet drug litigation, of which $590.5 million were paid from the Seventh Amendment security fund;
- Pension contributions totaling $924.1 million;
- Purchases of Wyeth common stock for treasury totaling $498.8 million;
- Repayments and repurchases of debt totaling $421.3 million; and
- Purchase of a business totaling $300.0 million.

These uses of cash were partially offset by the following:

- Net increase in cash from operating activities of $5,273.0 million;
- Proceeds of $1,769.0 million related to sales and maturities of marketable securities; and
- Proceeds of $202.4 million related to the sales of assets.

The change in working capital, which was a source of $134.9 million of cash as of December 31, 2008, excluding the effects of foreign exchange, was primarily due to a decrease in other current assets caused by a reduction of the Seventh Amendment security fund, partially offset by increases in accounts receivable and inventory.

Total Debt

At December 31, 2008, we had outstanding $11,739.3 million in total debt, which consisted of notes payable and other debt. We had no commercial paper outstanding as of December 31, 2008. Current debt at December 31, 2008, classified as *Loans payable*, consisted of $913.2 million of notes payable and other debt that are due within one year. We were in compliance with all debt covenants as of December 31, 2008.

As of December 31, 2008, we had net cash of $2,806.0 million, which was comprised of liquid assets totaling $14,545.3 million (cash and cash equivalents and marketable securities) less total debt of $11,739.3 million.

The following represents our credit ratings as of the latest rating update:

	Moody's	S&P	Fitch
Short-term debt	P-2	A-1	F-2
Long-term debt	A3	A+	A-
Outlook	Watch Positive	Watch Positive	Watch Positive
Last rating update	January 26, 2009	January 26, 2009	January 26, 2009

Based on our current short-term credit rating, our commercial paper would trade in the Tier 2 commercial paper market, if issued.

Credit Facility

We maintain a $3 billion revolving credit facility with a group of banks and financial institutions that matures in August 2012. The credit facility agreement requires us to maintain a ratio of consolidated adjusted indebtedness to adjusted capitalization not to exceed 60%. The proceeds from the credit facility may be used for our general corporate and working capital requirements and for support of our commercial paper, if any. At December 31, 2008 and 2007, there were no borrowings outstanding under the credit facility, nor did we have any commercial paper outstanding that was supported by the facility.

Additional Liquidity, Financial Condition and Capital Resource Information

At December 31, 2008, the carrying value of cash equivalents approximated fair value due to the short-term, highly liquid nature of cash equivalents, which have maturities of three months or less when purchased. Interest rate fluctuations would not have a significant effect on the fair value of cash equivalents held by us.

As of December 31, 2008, we held marketable securities of $4,529.4 million, which are subject to changes in fair value as a result of interest rate fluctuations and other market factors, such as the recent turmoil in the housing and credit markets. Additionally, we had long-term debt at December 31, 2008 of $10,826.0 million. Through the use of interest rate swaps, our interest payments on our debt also are subject to fluctuations in interest rates. Accordingly, fluctuations in interest rates and changes in market factors for our marketable securities investments and debt may impact our results of operations.

On September 27, 2007, our Board of Directors approved an increase to our previously authorized share repurchase program that authorizes us to buy back up to $5,000.0 million of our common stock. This was inclusive of approximately $1,188.2 million in repurchases that already had been executed during 2007 as of that date.

During 2008, we repurchased $442.4 million of our common stock under the program. As of December 31, 2008, the remaining authorization for future repurchases under the amended program was $3,268.1 million. The share repurchase program has no time limit and may be suspended for periods or discontinued at any time.

We file tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In 2007, we completed and effectively settled an audit for the 1998-2001 tax years with the Internal Revenue Service (IRS). Taxing authorities in various jurisdictions are in the process of reviewing our tax returns. Except for the California Franchise Tax Board, where we have filed protests for the 1996-2003 tax years, taxing authorities are generally reviewing tax returns for post-2001 tax years, including the IRS, which has begun its audit of our tax returns for the 2002-2005 tax years. Certain of these taxing authorities are examining tax positions associated with our cross-border arrangements. While we believe that these tax positions are appropriate and that our reserves are adequate with respect to such positions, it is possible that one or more taxing authorities will propose adjustments in excess of such reserves and that conclusion of these audits will result in adjustments in excess of such reserves. An unfavorable resolution for open tax years could have a material effect on our results of operations or cash flows in the period in which an adjustment is recorded and in future periods. We believe that an unfavorable resolution for open tax years would not be material to our financial position; however, each year we record significant tax benefits with respect to our cross-border arrangements, and the possibility of a resolution that is material to our financial position cannot be excluded.

As more fully described in Note 15 to our consolidated financial statements, "Contingencies and Commitments," we are involved in various legal proceedings. We intend to vigorously defend our Company and our products in these litigations and believe our legal positions are strong. However, from time to time, we may settle or decide no longer to pursue particular litigation as we deem advisable. In light of the circumstances discussed therein, it is not possible to determine the ultimate outcome of our legal proceedings, and, therefore, it is possible that the ultimate outcome of these proceedings could be material to our results of operations, cash flows and financial position.

Off-Balance Sheet Arrangements

We have not participated in, nor have we created, any off-balance sheet financing or other off-balance sheet special purpose entities other than operating leases. In addition, we have not entered into any derivative financial instruments for trading purposes and use derivative financial instruments solely for managing our exposure to certain market risks from changes in foreign currency exchange rates and interest rates.

Contractual Obligations

The following table sets forth our contractual obligations at December 31, 2008:

(In millions) **Contractual Obligations**	**Total**	**Payments Due by Period** **2009**	**2010 and 2011**	**2012 and 2013**	**Thereafter**
Total debt obligations	$11,739.3	$ 913.3	$1,644.0	$1,626.0	$ 7,556.0
Interest payments(1)	7,386.4	463.3	879.5	851.9	5,191.7
Total debt obligations, including interest payments	19,125.7	1,376.6	2,523.5	2,477.9	12,747.7
Purchase obligations(2)	5,125.7	1,258.1	1,188.8	1,220.4	1,458.4
Co-development obligations(3)	827.3	104.4	177.2	90.8	454.9
Retirement-related obligations(4)	3,039.6	593.9	1,096.2	1,088.8	260.7
Capital commitments(5)	1,198.0	796.6	401.4	—	—
Operating lease obligations	521.3	123.9	179.4	121.3	96.7
Total(6)	$29,837.6	$4,253.5	$5,566.5	$4,999.2	$15,018.4

(1) Interest payments include both our expected interest obligations and our interest rate swaps. We used the interest rate forward curve at December 31, 2008 (2.82%) to compute the amount of the contractual obligation for interest on the variable rate debt instruments and our interest rate swaps.

(2) Purchase obligations consist of agreements to purchase goods or services that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. These include obligations for minimum inventory purchase contracts, research and development, and media/market research contracts.

(3) Co-development obligations consist of estimated milestone payments to third parties under research and development contracts, which become due if, and when, certain milestones are achieved during the drug development process up through and including regulatory submission. Payments relating to co-commercialization milestones, which occur upon and after regulatory approval, have not been included in the table due to the historically high degree of uncertainty of achieving regulatory approval. In the event all development products were to receive approval, the resulting milestone payment obligations would be approximately $1,200.0 million.

(4) This category includes estimated pension and postretirement contributions through 2013. The projected payments beyond 2013 are currently not determinable. This category also includes deferred compensation payments for retirees and certain active employees who have elected payment before retirement as of December 31, 2008. All other active employees as of December 31, 2008 are excluded for years subsequent to 2009 since we do not believe we can predict factors such as employee retirement date and elected payout period.

(5) Capital commitments represent management's commitment for major capital projects.

(6) Excluded from the contractual obligations table is the liability for unrecognized tax benefits totaling $1,185.5 million. This liability for unrecognized tax benefits has been excluded because we cannot make a reliable estimate of the period in which the liability for unrecognized tax benefits will be realized.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in foreign currency exchange rates and interest rates that could impact our financial position, results of operations and cash flows. We manage our exposure to these market risks through our regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to manage our exposure to non-performance on such instruments.

Foreign Currency Risk Management

We generate a portion of *Net revenue* from sales to customers located outside the United States, principally in Europe. International sales typically are denominated in the local currency of the country in which the sale is made. Consequently, movements in foreign currency exchange rates pose a risk to profitability and cash flows. In addition, foreign currency denominated monetary assets and liabilities are subject to volatility in foreign currency exchange rates that may also impact profitability and cash flows. We have established programs designed to protect against such potential adverse changes due to foreign currency volatility.

Short-term foreign currency forward contracts and swap contracts are used as economic hedges to neutralize month-end balance sheet exposures of monetary assets and liabilities. These contracts essentially take the opposite position of the currency projected in the month-end balance sheet to counterbalance the effect of any currency movement. These derivative instruments are not designated as hedges and are recorded at fair value with any gains or losses recognized in current period earnings.

A combination of foreign currency options and forwards are utilized in our cash flow hedging program to partially cover the foreign currency risk associated with international business operations. Our cash flow hedging program is specifically designed to protect against currency risks in those countries with a high concentration of euro, sterling and yen denominated sales. These derivative instruments are designated as cash flow hedges, and, accordingly, any unrealized gains or losses are deferred in *Accumulated other comprehensive income (loss)* and transferred to earnings when the inventory is sold to third parties (see Note 10 to our consolidated financial statements, "Derivative Instruments and Foreign Currency Risk Management Programs," contained in the 2008 Financial Report).

Interest Rate Risk Management

The fair value of our fixed-rate long-term debt is sensitive to changes in interest rates. Interest rate changes result in gains/losses in the market value of this debt due to differences between the market interest rates and rates at the inception of the debt obligation. We manage a portion of this exposure to interest rate changes primarily through the use of fair value interest rate swaps.

Financial Instruments

At December 31, 2008, the notional/contract amounts, carrying values and fair values of our financial instruments were as follows:

(In millions) **Description**	**Notional/ Contract Amount**	**Assets (Liabilities)**	
		Carrying Value	**Fair Value**
Forward contracts(1)	$ 3,142.8	$ 99.3	$ 99.3
Option contracts(1)	910.9	64.2	64.2
Interest rate swaps(2)	5,000.0	520.8	520.8
Outstanding debt(3)	11,218.5	(11,739.3)	(11,872.8)

(1) *If the value of the U.S. dollar were to strengthen or weaken by 10%, in relation to all hedged foreign currencies, the net asset on the forward and option contracts would collectively decrease or increase by approximately $235.7.*

(2) *The carrying value and fair value of interest rate swaps exclude accrued interest of $43.1, which is recorded in* Other current assets including deferred taxes.

(3) *If interest rates were to increase or decrease by one percentage point, the fair value of the outstanding debt would decrease or increase by approximately $865.0.*

The estimated fair values approximate amounts at which these financial instruments could be exchanged in a current transaction between willing parties. Therefore, fair values are based on estimates using present value and other valuation techniques that are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates that reflect varying degrees of risk. The fair value of foreign currency forward contracts, foreign currency option contracts and interest rate swaps reflects the present value of the contracts at December 31, 2008. The fair value of outstanding debt instruments reflects a current yield valuation based on observed market prices as of December 31, 2008. Under SFAS No. 157, "Fair Value Measurements," consideration should be given to the impact of third-party credit risk when determining fair value. The impact of third-party credit risk has been taken into consideration when determining the fair value of interest rate swaps. Currently, any impact of third-party credit risk on the fair value of foreign currency forward contracts, foreign currency option contracts, and outstanding debt instruments is not considered significant.

Cautionary Note Regarding Forward-Looking Statements

This 2008 Financial Report includes forward-looking statements. These forward-looking statements generally can be identified by the use of words such as "anticipate," "expect," "plan," "could," "may," "will," "believe," "estimate," "forecast," "project" and other words of similar meaning. These forward-looking statements address various matters, including:

- Our anticipated results of operations, financial condition and capital resources, including the discussion under the caption "2009 Outlook";
- Our expectations, beliefs, plans, strategies, anticipated developments and other matters that are not historical

facts, including plans to continue our productivity initiatives and expectations regarding growth in our business;
- Anticipated future charges and cost savings related to implementing our productivity initiatives;
- Anticipated receipt of, and timing with respect to, regulatory filings and approvals and anticipated product launches, including, without limitation, each of the pipeline products discussed under "Our Product Pipeline" above;
- Anticipated profile of, and prospects for, our product candidates;
- Emerging clinical data on our marketed and pipeline products and the impact on regulatory filings, product labeling, market acceptance and/or product sales;
- Our assessment of the Phase 2 data for bapineuzumab and its implications for the Phase 3 program and future development of bapineuzumab, as well as our assessment of the status of the ongoing Phase 3 program;
- Anticipated developments relating to product supply, pricing and sales of our key products;
- Sufficiency of facility capacity for growth;
- Changes in our product mix;
- Uses of cash and borrowings;
- Timing and results of research and development activities, including those with collaboration partners;
- Estimates and assumptions used in our critical accounting policies;
- Anticipated developments in our diet drug litigation and hormone therapy litigation;
- Costs related to product liability litigation, patent litigation, environmental matters, government investigations and other legal proceedings;
- Projections of our future effective tax rates, the impact of tax planning initiatives and resolution of audits of prior tax years;
- Opinions and projections regarding impact from, and estimates made for purposes of accruals for, future liabilities with respect to taxes, product liability claims and other litigation (including the diet drug litigation and hormone therapy litigation), environmental cleanup and other potential future costs;
- Calculations of projected benefit obligations under pension plans, expected contributions to pension plans, expected returns on pension plan assets and pension expense;
- Assumptions used in calculations of deferred tax assets;
- Anticipated amounts of future contractual obligations and other commitments;
- The financial statement impact of changes in generally accepted accounting principles;
- Plans to vigorously prosecute or defend various lawsuits;
- Our and our collaboration partners' ability to protect our intellectual property, including patents;
- Minimum terms for patent protection with respect to various products;
- Timing and impact of generic competition for *Effexor* and *Effexor XR*, including the impact of our settlement of patent litigation with Teva, Osmotica, Impax and Anchen and the covenant not to sue we granted to Sun;
- Impact of generic competition for *Protonix*, including the "at risk" launches by Teva and Sun, and our expectations regarding the outcome of our patent litigation against generic manufacturers with regard to *Protonix*;
- Timing and impact of generic competition for *Zosyn/Tazocin*;
- Impact of legislation or regulation affecting product approval, pricing, reimbursement or patient access, both in the United States and internationally;
- Impact of managed care or health care cost-containment;
- Impact of competitive products, including generics;
- Impact of the global economic environment;
- Interest rate and exchange rate fluctuations and our expectations regarding the anticipated impact of these fluctuations and of current credit and financial market conditions on our results; and
- Timing and expectations with respect to our proposed merger with Pfizer.

Each forward-looking statement contained in this report is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. We refer you to "Item 1A. RISK FACTORS" of our 2008 Annual Report on Form 10-K, which we incorporate herein by reference, for identification of important factors with respect to these risks and uncertainties, which, as described in more detail in Item 1A, include, among others: risks related to our proposed merger with Pfizer, including satisfaction of the conditions of the proposed merger on the proposed timeframe or at all, contractual restrictions on the conduct of our business included in the merger agreement, and the potential for loss of key personnel, disruption in key business activities or any impact on our relationships with third parties as a result of the announcement of the proposed merger; the inherent uncertainty of the timing and success of, and expense associated with, research, development, regulatory approval and commercialization of our products and pipeline products; government cost-containment initiatives; restrictions on third-party payments for our products; substantial competition in our industry, including from branded and generic products; emerging data on our products and pipeline products; the importance of strong performance from our principal products and our anticipated new product introductions; the highly regulated nature of our business; product liability, intellectual property and other litigation risks and environmental liabilities; the outcome of government investigations; uncertainty regarding our intellectual property rights and those of others; difficulties associated with, and regulatory compliance with respect to, manufacturing of our products; risks associated with our strategic relationships; global economic conditions; interest and currency exchange rate fluctuations and volatility in the credit and financial markets; changes in generally accepted accounting principles; trade buying patterns; the impact of legislation and regulatory compliance; and risks and uncertainties associated with global operations and sales. The forward-looking statements in this report are qualified by these risk factors.

We caution investors not to place undue reliance on the forward-looking statements contained in this report. Each statement speaks only as of the date of this report (or any earlier date indicated in the statement), and we undertake no obligation to update or revise any of these statements, whether as a result of new information, future developments or otherwise. From time to time, we also may provide oral or written forward-looking statements in other materials, including our earnings press releases. You should consider this cautionary statement, including the risk factors identified in "Item 1A. RISK FACTORS" of our 2008 Annual Report on Form 10-K, which are incorporated herein by reference, when evaluating those statements as well. Our business is subject to substantial risks and uncertainties, including those identified in this report. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

DIRECTORS AND OFFICERS

Board of Directors

Bernard Poussot [1]
Chairman, President and
Chief Executive Officer

Robert M. Amen [2, 3, 13]
Chairman and
Chief Executive Officer
International Flavors
& Fragrances Inc.

Michael J. Critelli [3, 4]
Retired Executive Chairman
Pitney Bowes Inc.

Frances D. Fergusson, Ph.D. [4, 5, 6]
President Emeritus
Vassar College

Victor F. Ganzi [1, 2, 3, 13]
Former President and
Chief Executive Officer
The Hearst Corporation

Robert Langer, Sc.D. [4, 5, 6]
Institute Professor
Massachusetts Institute
of Technology

John P. Mascotte [1, 2, 3, 5, 13]
Retired President and
Chief Executive Officer
Blue Cross and Blue Shield
of Kansas City, Inc.

Raymond J. McGuire [4, 5]
Co-Head, Global
Investment Banking
Citi

Mary Lake Polan, M.D., Ph.D., M.P.H. [4, 5, 6]
Professor and Chair Emeritus
Department of Obstetrics and
Gynecology
Stanford University School
of Medicine

Gary L. Rogers [2, 3]
Former Vice Chairman
General Electric Company

John R. Torell III [2, 4]
Partner
Core Capital Group, LLC

Principal Corporate Officers

Bernard Poussot [7, 8, 9, 10, 12]
Chairman, President and
Chief Executive Officer

Timothy P. Cost [7, 8, 9, 10]
Senior Vice President,
Corporate Affairs

Mikael Dolsten, M.D., Ph.D. [7, 8, 9, 10]
Senior Vice President

Thomas Hofstaetter, Ph.D. [7, 9]
Senior Vice President,
Corporate Business
Development

Joseph M. Mahady [7, 8, 9, 10]
Senior Vice President

Gregory Norden [7, 8, 9, 10, 11, 12]
Senior Vice President and
Chief Financial Officer

Denise M. Peppard [7, 8, 9, 10, 12]
Senior Vice President,
Human Resources

Lawrence V. Stein [7, 8, 9, 10, 11]
Senior Vice President and
General Counsel

Mary Katherine Wold [9, 10, 11]
Senior Vice President,
Finance

Andrew F. Davidson [11]
Vice President,
Internal Audit

Douglas A. Dworkin [8]
Vice President and
Deputy General Counsel

Leo C. Jardot
Vice President,
Government Relations

Jeffrey E. Keisling
Vice President,
Corporate Information
Services and
Chief Information Officer

John C. Kelly [8, 9, 10, 11]
Vice President and Controller

Eileen M. Lach [8]
Vice President,
Corporate Secretary and
Associate General Counsel

David A. Manspeizer [8]
Vice President,
Intellectual Property and
Associate General Counsel

Justin R. Victoria [8, 9]
Vice President,
Investor Relations

Robert E. Landry, Jr. [10, 11]
Treasurer

Principal Division and Subsidiary Officers

Wyeth Pharmaceuticals
Joseph M. Mahady [7, 8, 9, 10]
President

Wyeth Pharmaceuticals – Asia/Pacific and Nutritionals
Mark M. Larsen [9]
President

Wyeth Pharmaceuticals – Europe/Middle East/ Africa and Canada
Andreas Krebs [7, 9]
President

Wyeth Pharmaceuticals – Latin America
Eduardo G. Nieto [9]
President

Wyeth Pharmaceuticals – Technical Operations and Product Supply
Michael E. Kamarck, Ph.D. [7, 8, 9]
President

Wyeth Pharmaceuticals – U.S. Pharmaceuticals and Women's Health Care
Geno J. Germano [7, 9]
President

Wyeth Research
Mikael Dolsten, M.D.,
Ph.D. [7, 8, 9, 10]
President

Fort Dodge Animal Health
Richard R. DeLuca, Jr. [7, 8, 9, 10]
President

Wyeth Consumer Healthcare
Cavan M. Redmond [7, 8, 9, 10]
President

Wyeth Consumer Healthcare – United States
Paul L. Sturman [9]
President

Wyeth Consumer Healthcare – International
Etienne N. Attar [9]
President

---

1 Executive Committee
2 Audit Committee
3 Compensation and Benefits Committee
4 Corporate Issues Committee
5 Nominating and Governance Committee
6 Science and Technology Committee
7 Management Committee
8 Law/Regulatory Review Committee
9 Operations Committee
10 Human Resources, Benefits and Compensation Committee
11 Investment Committee
12 Long-Term Incentive Committee
13 Designated to be a "Financial Expert" as defined in applicable Securities and Exchange Commission rules

CORPORATE DATA

Executive Offices

Wyeth
Five Giralda Farms
Madison, NJ 07940
(973) 660-5000

www.wyeth.com

Stock Trading Information

Wyeth stock is listed on the New York Stock Exchange (ticker symbol: WYE).

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
400 Campus Drive
Florham Park, NJ 07932

Stockholder Account Information

The Bank of New York Mellon is the transfer agent, registrar, dividend disbursing agent and dividend reinvestment agent for the Company. Stockholders of record with questions about lost certificates, lost or missing dividend checks, or notification of change of address should contact:

Wyeth
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

(800) 565-2067
(Inside the United States and Canada)

(201) 680-6578
(Outside the United States and Canada)

For the hearing impaired:
(800) 231-5469 (TDD)

Internet address:
www.bnymellon.com/shareowner/isd

BuyDIRECT Stock Purchase and Sale Plan

The BuyDIRECT plan provides stockholders of record and new investors with a convenient way to make cash purchases of the Company's common stock and to automatically reinvest dividends. Inquiries should be directed to The Bank of New York Mellon.

Reports Available

The Company's 2008 Annual Report on Form 10-K and all Company filings with the Securities and Exchange Commission can be accessed on our Web site at www.wyeth.com. **Alternatively, a printed copy of the Company's 2008 Annual Report on Form 10-K and other Company filings may be obtained by any stockholder without charge through Wyeth by calling (877) 552-4744.**

Equal Employment Opportunity

Our established affirmative action and equal employment programs demonstrate our long-standing commitment to provide job and promotional opportunities for all qualified persons regardless of age, color, disability, national origin, race, religion, sex, sexual orientation or status as a veteran.

Environment, Health and Safety

Information on the Company's environmental, health and safety (EHS) performance and its EHS Policy is available on the Web at www.wyeth.com/aboutwyeth/citizenship/ehs. EHS information also is included in Connecting Our Work With The World – Corporate Citizenship Report 2008, which is available on the Web at www.wyeth.com/aboutwyeth/citizenship. A copy of the EHS Policy may be obtained upon written request to:

Wyeth
Department of Environment,
Health and Safety
Five Giralda Farms
Madison, NJ 07940

Corporate Citizenship

Connecting Our Work With The World – Corporate Citizenship Report 2008, a report describing the Company's activities in the areas of access to medicines for those in need, support for our communities, employee development, and protection and preservation of our environment, is available on the Web at www.wyeth.com/aboutwyeth/citizenship or via written request to:

Wyeth
Public Affairs
Five Giralda Farms
Madison, NJ 07940

Trademarks

Product designations appearing in differentiated type are trademarks. Trademarks for products that have not received final regulatory approval are subject to change.

This paper is SFI (Sustainable Forestry Initiative) fiber sourcing certified. The SFI program promotes responsible environmental behavior and sound forest management.





SUSTAINABLE FORESTRY INITIATIVE
Certified Fiber Sourcing
www.sfiprogram.org

Mission & Vision

Mission

We bring to the world pharmaceutical and health care products that improve lives and deliver outstanding value to our customers and shareholders.

Vision

Our vision is to lead the way to a healthier world. By carrying out this vision at every level of our organization, we will be recognized by our employees, customers and shareholders as the best pharmaceutical company in the world, resulting in value for all.

We will achieve this by:

- Leading the world in innovation through pharmaceutical, biotech and vaccine technologies
- Making trust, quality, integrity and excellence hallmarks of the way we do business
- Attracting, developing and motivating our people
- Continually growing and improving our business
- Demonstrating efficiency in how we use resources and make decisions

Values

To achieve our mission and realize our vision, we must live by our values:

Quality

We are committed to excellence – in the results we achieve and in how we achieve them.

Integrity

We do what is right for our customers, our communities, our shareholders and ourselves.

Respect for People

We promote a diverse culture and a commitment to mutually respect our employees, our customers and our communities.

Leadership

We value people at every level who lead by example, take pride in what they do and inspire others.

Collaboration – "Teamwork"

We value teamwork – working together to achieve common goals is the foundation of our success.

Wyeth

Five Giralda Farms
Madison, NJ 07940